SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2021 to 12/31/2021	8
01/01/2020 to 12/31/2020	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2021 to 12/31/2021	17
01/01/2020 to 12/31/2020	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the financial information	58
Comments on the Performance of Business Projections	137
Reports and Statements
Unqualified Independent Auditors’ Review Report	141
Opinion of the Supervisory Board or Equivalent Body	147
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)	148
Officers Statement on the Financial Statements	150
Officers Statement on Auditor’s Report	151

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 12/31/2021
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	45,790,000
Preferred	0
Total	45,790,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
1	Total Assets	61,933,890	53,196,550
1.01	Current assets	18,241,837	14,879,594
1.01.01	Cash and cash equivalents	3,885,265	4,647,125
1.01.02	Financial investments	2,426,457	3,780,891
1.01.02.01	Financial investments measured a fair value through profit or loss	2,383,059	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,383,059	3,305,109
1.01.02.03	Financial investments at amortized cost	43,398	475,782
1.01.03	Trade receivables	2,375,512	1,549,703
1.01.04	Inventory	7,508,183	3,014,446
1.01.06	Recoverable taxes	1,255,697	1,381,853
1.01.08	Other current assets	790,723	505,576
1.01.08.03	Others	790,723	505,576
1.01.08.03.02	Prepaid expenses	185,968	94,782
1.01.08.03.03	Dividends receivable	486,506	329,413
1.01.08.03.04	Others	118,249	81,381
1.02	Non-current assets	43,692,053	38,316,956
1.02.01	Long-term assets	9,982,573	8,406,417
1.02.01.03	Financial investments at amortized cost	132,523	123,409
1.02.01.07	Deferred taxes assets	4,843,653	3,799,707
1.02.01.10	Other non-current assets	5,006,397	4,483,301
1.02.01.10.03	Recoverable taxes	691,286	738,431
1.02.01.10.04	Judicial deposits	222,481	221,016
1.02.01.10.05	Prepaid expenses	109,583	99,834
1.02.01.10.06	Receivable from related parties	2,442,198	1,907,877
1.02.01.10.07	Others	1,540,849	1,516,143
1.02.02	Investments	26,140,909	19,546,493
1.02.02.01	Equity interest	25,998,331	19,401,494
1.02.02.02	Investment Property	142,578	144,999
1.02.03	Property, plant and equipment	7,508,842	10,315,724
1.02.03.01	Property, plant and equipment in operation	6,752,158	8,598,597
1.02.03.02	Right of use in leases	15,996	64,659
1.02.03.03	Property, plant and equipment in progress	740,688	1,652,468
1.02.04	Intangible assets	59,729	48,322

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
2	Total Liabilities	61,933,890	53,196,550
2.01	Current liabilities	16,202,230	10,756,084
2.01.01	Payroll and related taxes	133,595	138,761
2.01.02	Trade payables	4,710,811	4,133,089
2.01.03	Tax payables	761,868	289,095
2.01.04	Borrowings and financing	3,864,228	3,858,493
2.01.05	Other payables	6,696,157	2,302,188
2.01.05.02	Others	6,696,157	2,302,188
2.01.05.02.04	Dividends and interests on shareholder´s equity	1,125,359	901,983
2.01.05.02.05	Advance from customers	148,822	196,595
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	4,439,967	623,861
2.01.05.02.07	Lease liabilities	7,602	26,546
2.01.05.02.08	Other payables	974,407	553,203
2.01.06	Provisions	35,571	34,458
2.01.06.01	Provision for tax, social security, labor and civil risks	35,571	34,458
2.02	Non-current liabilities	25,416,662	32,527,015
2.02.01	Borrowings and financing	16,568,616	24,423,753
2.02.02	Other payables	319,859	771,292
2.02.02.02	Others	319,859	771,292
2.02.02.02.03	Lease liabilities	10,339	40,561
2.02.02.02.04	Derivative financial instruments	101,822	97,535
2.02.02.02.05	Trade payables	43,396	376,753
2.02.02.02.06	Other payables	164,302	256,443
2.02.04	Provisions	8,528,187	7,331,970
2.02.04.01	Provision for tax, social security, labor and civil risks	333,285	401,157
2.02.04.02	Other provisions	8,194,902	6,930,813
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	159,254	229,524
2.02.04.02.04	Pension and healthcare plan	584,288	758,426
2.02.04.02.05	Provision for losses on investments	7,451,360	5,942,863
2.03	Shareholders’ equity	20,314,998	9,913,451
2.03.01	Paid-up capital	10,240,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	10,092,888	5,824,350
2.03.04.01	Legal reserve	1,081,222	468,291
2.03.04.02	Statutory reserve	9,948,596	5,414,323
2.03.04.09	Treasury shares	(936,930)	(58,264)
2.03.08	Other comprehensive income	(50,610)	(1,983,619)

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Parent Company Financial Statements / Statement of Income
(R$ thousand)
Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
3.01	Revenues from sale of goods and rendering of services	24,843,080	14,184,409
3.02	Costs from sale of goods and rendering of services	(16,167,092)	(11,755,186)
3.03	Gross profit	8,675,988	2,429,223
3.04	Operating (expenses)/income	5,326,474	(999,254)
3.04.01	Selling expenses	(746,577)	(676,518)
3.04.02	General and administrative expenses	(218,322)	(225,189)
3.04.04	Other operating income	2,822,559	423,803
3.04.05	Other operating expenses	(1,160,330)	(2,414,036)
3.04.06	Equity in results of affiliated companies	4,629,144	1,892,686
3.05	Income before financial income (expenses) and taxes	14,002,462	1,429,969
3.06	Financial income (expenses)	59,980	1,239,985
3.06.01	Financial income	1,004,012	1,776,821
3.06.02	Financial expenses	(944,032)	(536,836)
3.06.02.01	Net exchange differences over financial instruments	383,919	915,827
3.06.02.02	Financial expenses	(1,327,951)	(1,452,663)
3.07	Income before income taxes	14,062,442	2,669,954
3.08	Income tax and social contribution	(1,803,814)	1,124,341
3.09	Net incomefrom continued operations	12,258,628	3,794,295
3.11	Net income for the year	12,258,628	3,794,295
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	8.90654	2.74926
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	8.90654	2.74926

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
4.01	Net income for the year	12,258,628	3,794,295
4.02	Other comprehensive income	1,105,595	(3,154,243)
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(872)	(604)
4.02.02	Gain over pension plan, net of taxes	302,251	133,673
4.02.03	Treasury shares acquired by reflex subsidiary	(509,377)	-
4.02.04	Cumulative translation adjustments for the year	(8,097)	581,175
4.02.10	Gain on the percentage change in investments	-	6,102
4.02.11	(Loss)/gain cash flow hedge accounting, net of taxes	795,923	(5,537,174)
4.02.12	Cash flow hedge accounting reclassified to income upon realization, net of taxes	525,290	1,667,886
4.02.13	(Loss) In in cash flow hedge from investments in subsidiaries	-	(4,824)
4.02.14	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	477	(477)
4.03	Comprehensive income for the year	13,364,223	640,052

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
6.01	Net cash from operating activities	8,850,913	5,841,117
6.01.01	Cash from operations	7,161,886	1,473,189
6.01.01.01	Net income for the period	12,258,628	3,794,295
6.01.01.02	Financial charges in borrowing and financing raised	736,813	983,138
6.01.01.03	Financial charges in borrowing and financing granted	(70,761)	(41,076)
6.01.01.04	Depreciation, amortization and depletion	877,975	888,555
6.01.01.05	Equity in results of affiliated companies	(4,629,144)	(1,892,686)
6.01.01.06	Deferred taxes assets	1,021,298	(1,364,156)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(66,759)	12,896
6.01.01.08	Monetary and exchange variations, net	134,264	811,785
6.01.01.09	Net gains on the sale of the shares of CSN Mineração	(2,472,497)	-
6.01.01.10	Charges on lease liabilities	2,058	3,969
6.01.01.11	Write-off of property, plant and equipment right of use and Intangible assets	-	95
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(2,912)	15,088
6.01.01.15	Dividends USIMINAS	(194,136)	(3,989)
6.01.01.16	Updated shares – Fair value through profit or loss	11,293	(1,203,068)
6.01.01.17	Accrued/(reversal) for consumption and services	10,591	(35,041)
6.01.01.18	Net gains on the sale of the shares of Usiminas	(505,844)	-
6.01.01.19	Receivables by indemnity	(17,713)	(517,183)
6.01.01.20	Other provisions	68,732	20,567
6.01.02	Changes in assets and liabilities	1,689,027	4,367,928
6.01.02.01	Trade receivables - third parties	(356,578)	228,233
6.01.02.02	Trade receivables - related party	(667,369)	(89,448)
6.01.02.03	Inventory	(4,446,462)	722,270
6.01.02.04	Receivables - related parties/dividends	3,089,909	2,150,111
6.01.02.05	Recoverable taxes	156,253	969,882
6.01.02.06	Judicial deposits	(7,449)	50,058
6.01.02.09	Trade payables	507,739	1,898,790
6.01.02.10	Trade payables – Forfaiting and Drawee risk	3,816,106	(497,451)
6.01.02.11	Payroll and related taxes	4,286	(32,031)
6.01.02.12	Interest received	452,044	234,520
6.01.02.13	Payables to related parties	67,140	(220,464)
6.01.02.15	Interest paid	(819,648)	(1,051,557)
6.01.02.18	Interest received	-	1,590
6.01.02.19	Others	(106,944)	3,425
6.02	Net cash investment activities	2,507,485	(1,122,827)
6.02.01	Investments / AFAC / Acquisitions of Shares	(1,207,390)	(140,815)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(1,097,202)	(844,409)
6.02.04	Capital reduction in investee	78,000	-
6.02.10	Intercompany loans granted	(165,103)	(4,452,235)
6.02.11	Intercompany loans received	(1,154)	4,309,481
6.02.13	Financial Investments, net of redemption	1,735,722	5,151

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6.02.14	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.03	Net cash used in financing activities	(12,120,258)	(463,272)
6.03.01	Borrowings and financing raised	3,869,441	80,744
6.03.02	Transactions cost - Borrowings and financing	(15,053)	(19,738)
6.03.03	Borrowings and financing – related parties	1,830,101	2,421,713
6.03.04	Amortization of borrowings and financing	(6,516,832)	(1,922,270)
6.03.05	Amortization of borrowings and financing - related parties	(7,763,537)	(985,575)
6.03.06	Dividends and interest on shareholder’s equity	(2,649,505)	(12,414)
6.03.07	Amortization of leases	(9,502)	(25,732)
6.03.08	Share repurchase	(865,371)	-
6.04	Exchange rate on translating cash and cash equivalents	-	-
6.05	Increase (decrease) in cash and cash equivalents	(761,860)	4,255,018
6.05.01	Cash and equivalents at the beginning of the year	4,647,125	392,107
6.05.02	Cash and equivalents at the end of the year	3,885,265	4,647,125

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 12/31/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.04	Capital transaction with shareholders	4,200,000	-	(5,078,666)	(2,911,424)	827,414	(2,962,676)
5.04.01	Capital increase proposed	4,200,000	-	(4,200,000)	-	-	-
5.04.04	Treasury shares acquired	-	-	(878,666)	-	-	(878,666)
5.04.06	Dividends	-	-	-	(2,654,471)	-	(2,654,471)
5.04.07	Interest on equity	-	-	-	(256,953)	-	(256,953)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486
5.04.09	(Loss) / gain on the percentage change in investments	-	-	-	-	(2,072)	(2,072)
5.05	Total comprehensive income	-	-	-	12,258,628	1,105,595	13,364,223
5.05.01	Net income for the period	-	-	-	12,258,628	-	12,258,628
5.05.02	Other comprehensive income	-	-	-	-	1,105,595	1,105,595
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(8,097)	(8,097)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	301,379	301,379
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,321,690	1,321,690
5.05.02.08	Treasury shares acquired by reflex subsidiary	-	-	-	-	(509,377)	(509,377)
5.06	Internal changes in shareholders’ equity	-	-	9,347,204	(9,347,204)	-	-
5.06.01	Constitution of reserves	-	-	9,347,204	(9,347,204)	-	-
5.07	Closing balance	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 12/31/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.04	Capital transaction with shareholders	1,500,000	-	(1,500,000)	(901,145)	-	(901,145)
5.04.06	Dividends	-	-	-	(901,145)	-	(901,145)
5.04.08	Capital increase proposed	1,500,000	-	(1,500,000)	-	-	-
5.05	Total comprehensive income	-	-	-	3,794,295	(3,154,243)	640,052
5.05.01	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	3,794,295	-	3,794,295
5.05.02	Other comprehensive income	-	-	-	-	(3,154,243)	(3,154,243)
5.05.02.04	(Cumulative translation adjustments for the year	-	-	-	-	581,175	581,175
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	133,069	133,069
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	6,102	6,102
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(3,869,765)	(3,869,765)
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(4,824)	(4,824)
5.06	Internal changes in shareholders’ equity	-	-	2,893,150	(2,893,150)	-	-
5.06.01	Constitution of reserves	-	-	2,893,150	(2,893,150)	-	-
5.07	Closing balance	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
7.01	Revenues	33,861,997	17,881,996
7.01.01	Sales of products and rendering of services	30,531,959	17,636,193
7.01.02	Other revenues	3,323,078	222,291
7.01.04	Allowance for (reversal of) doubtful debts	6,960	23,512
7.02	Raw materials acquired from third parties	(21,389,595)	(15,022,653)
7.02.01	Cost of sales and services	(19,409,973)	(12,409,673)
7.02.02	Materials, electric power, outsourcing and other	(1,885,514)	(2,610,611)
7.02.03	Impairment/recovery of assets	(94,108)	(2,369)
7.03	Gross value added	12,472,402	2,859,343
7.04	Retentions	(877,301)	(886,519)
7.04.01	Depreciation, amortization and depletion	(877,301)	(886,519)
7.05	Value added created	11,595,101	1,972,824
7.06	Value added received	5,975,080	3,975,088
7.06.01	Equity in results of affiliates companies	4,629,144	1,892,686
7.06.02	Financial income	1,004,013	1,776,821
7.06.03	Others	341,923	305,581
7.07	Value added for distribution	17,570,181	5,947,912
7.08	Value added distributed	17,570,181	5,947,912
7.08.01	Personnel	1,259,275	1,300,736
7.08.01.01	Salaries and wages	936,738	974,293
7.08.01.02	Benefits	260,277	262,967
7.08.01.03	Severance payment (FGTS)	62,260	63,476
7.08.02	Taxes, fees and contributions	2,762,561	6,112
7.08.02.01	Federal	2,179,008	(286,387)
7.08.02.02	State	531,352	245,613
7.08.02.03	Municipal	52,201	46,886
7.08.03	Remuneration on third-party capital	1,289,717	846,769
7.08.03.01	Interest	759,955	1,452,663
7.08.03.02	Rental	3,764	4,353
7.08.03.03	Other and passive exchange variations	525,998	(610,247)
7.08.04	Remuneration on Shareholders' capital	12,258,628	3,794,295
7.08.04.01	Interest on equity	256,953	-
7.08.04.02	Dividends	2,654,471	901,145
7.08.04.03	Retained earnings (accumulated losses)	9,347,204	2,893,150

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
1	Total assets	79,379,103	63,002,149
1.01	Current assets	34,972,354	23,386,194
1.01.01	Cash and cash equivalents	16,646,480	9,944,586
1.01.02	Financial investments	2,644,732	3,783,362
1.01.02.01	Financial investments measured a fair value through profit or loss	2,383,059	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,383,059	3,305,109
1.01.02.03	Financial investments at amortized cost	261,673	478,253
1.01.03	Trade receivables	2,597,838	2,867,352
1.01.04	Inventory	10,943,835	4,817,586
1.01.06	Recoverable taxes	1,655,349	1,605,494
1.01.08	Other current assets	484,120	367,814
1.01.08.03	Others	484,120	367,814
1.01.08.03.02	Prepaid expenses	225,036	211,027
1.01.08.03.03	Dividends receivable	76,878	38,088
1.01.08.03.05	Others	182,206	118,699
1.02	Non-current assets	44,406,749	39,615,955
1.02.01	Long-term assets	11,206,737	8,887,158
1.02.01.03	Financial investments at amortized cost	147,671	123,409
1.02.01.05	Inventory	656,193	347,304
1.02.01.07	Deferred taxes assets	5,072,092	3,874,946
1.02.01.10	Other non-current assets	5,330,781	4,541,499
1.02.01.10.03	Recoverable taxes	965,026	938,452
1.02.01.10.04	Judicial deposits	339,805	325,117
1.02.01.10.05	Prepaid expenses	133,614	129,455
1.02.01.10.06	Receivable from related parties	2,070,305	1,630,070
1.02.01.10.07	Others	1,822,031	1,518,405
1.02.02	Investments	4,011,828	3,695,780
1.02.02.01	Equity interest	3,849,647	3,535,906
1.02.02.02	Investment Property	162,181	159,874
1.02.03	Property, plant and equipment	21,531,134	19,716,223
1.02.03.01	Property, plant and equipment in operation	17,305,628	15,519,233
1.02.03.02	Right of use in leases	581,824	516,668
1.02.03.03	Property, plant and equipment in progress	3,643,682	3,680,322
1.02.04	Intangible assets	7,657,050	7,316,794

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
2	Total Liabilities	79,379,103	63,002,149
2.01	Current liabilities	24,541,616	14,725,696
2.01.01	Payroll and related taxes	328,443	282,630
2.01.02	Trade payables	6,446,999	4,819,539
2.01.03	Tax payables	3,308,614	2,058,362
2.01.04	Borrowings and financing	5,486,859	4,126,453
2.01.05	Other payables	8,904,654	3,357,639
2.01.05.02	Others	8,904,654	3,357,639
2.01.05.02.04	Dividends and interests on shareholder´s equity	1,206,870	946,133
2.01.05.02.05	Advance from customers	2,140,783	1,100,772
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	4,439,967	623,861
2.01.05.02.07	Lease liabilities	119,047	93,626
2.01.05.02.08	Derivative financial instruments	-	8,722
2.01.05.02.09	Other payables	997,987	584,525
2.01.06	Provisions	66,047	81,073
2.01.06.01	Provision for tax, social security, labor and civil risks	66,047	81,073
2.02	Non-current liabilities	31,463,098	37,024,948
2.02.01	Borrowings and financing	27,020,663	31,144,200
2.02.02	Other payables	1,948,164	3,145,336
2.02.02.02	Others	1,948,164	3,145,336
2.02.02.02.03	Advances from clients	947,896	1,725,838
2.02.02.02.04	Lease liabilities	492,504	436,505
2.02.02.02.05	Derivative financial instruments	101,822	97,535
2.02.02.02.06	Trade payables	98,625	543,527
2.02.02.02.07	Other payables	307,317	341,931
2.02.03	Deferred taxes assets	503,081	618,836
2.02.04	Provisions	1,991,190	2,116,576
2.02.04.01	Provision for tax, social security, labor and civil risks	508,305	554,315
2.02.04.02	Other provisions	1,482,885	1,562,261
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	898,597	803,835
2.02.04.02.04	Pension and healthcare plan	584,288	758,426
2.03	Shareholders’ equity	23,374,389	11,251,505
2.03.01	Paid-up capital	10,240,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	10,092,888	5,824,350
2.03.04.01	Legal reserve	1,081,222	468,291
2.03.04.02	Statutory reserve	9,948,596	5,414,323
2.03.04.09	Treasury shares	(936,930)	(58,264)
2.03.08	Other comprehensive income	(50,610)	(1,983,619)
2.03.09	Earnings attributable to the non-controlling interests	3,059,391	1,338,054

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
3.01	Revenues from sale of goods and rendering of services	47,912,039	30,064,020
3.02	Costs from sale of goods and rendering of services	(25,837,475)	(19,124,901)
3.03	Gross profit	22,074,564	10,939,119
3.04	Operating (expenses)/income	(1,534,602)	(5,224,682)
3.04.01	Selling expenses	(2,372,298)	(2,004,417)
3.04.02	General and administrative expenses	(587,148)	(504,458)
3.04.04	Other operating income	2,958,372	482,494
3.04.05	Other operating expenses	(1,716,032)	(3,270,056)
3.04.06	Equity in results of affiliated companies	182,504	71,755
3.05	Income before financial income (expenses) and taxes	20,539,962	5,714,437
3.06	Financial income (expenses)	(1,944,184)	(796,311)
3.06.01	Financial income	1,167,184	1,802,728
3.06.02	Financial expenses	(3,111,368)	(2,599,039)
3.06.02.01	Net exchange differences over financial instruments	45,760	277,156
3.06.02.02	Financial expenses	(3,157,128)	(2,876,195)
3.07	Income before income taxes	18,595,778	4,918,126
3.08	Income tax and social contribution	(5,000,157)	(625,508)
3.09	Net income from continued operations	13,595,621	4,292,618
3.11	Consolidated net income for the year	13,595,621	4,292,618
3.11.01	Earnings attributable to the controlling interests	12,258,628	3,794,295
3.11.02	Earnings it attributable to the non-controlling interests	1,336,993	498,323
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	8.90654	2.74926
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	8.90654	2.74926

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
4.01	Consolidated net income for the year	13,595,621	4,292,618
4.02	Other comprehensive income	963,798	(3,154,442)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	698	879
4.02.02	Gain over pension plan, net of taxes	300,455	132,059
4.02.03	Treasury shares acquired by reflex subsidiary	(651,016)	-
4.02.04	Cumulative translation adjustments for the year	(8,097)	581,175
4.02.05	Cash flow hedge - Platts, reclassified to income upon realization, net of taxes	18,300	186,878
4.02.06	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	(17,755)	(187,423)
4.02.09	Gain on the percentage change in investments	-	6,102
4.02.10	Cash flow hedge - Platts, reclassified to income upon realization, net of taxes	795,923	(5,537,174)
4.02.11	Cash flow hedge reclassified to income upon realization	525,290	1,667,886
4.02.12	(Loss) on hedge of net investment in foreign operations.	-	(4,824)
4.03	Consolidated comprehensive income for the year	14,559,419	1,138,176
4.03.01	Earnings attributable to the controlling interests	13,364,223	640,052
4.03.02	Earnings it attributable to the non-controlling interests	1,195,196	498,124

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
6.01	Net cash from operating activities	14,793,263	9,576,874
6.01.01	Cash from operations	16,431,213	7,504,197
6.01.01.01	Earnings attributable to the controlling interests	12,258,628	3,794,295
6.01.01.02	Earnings attributable to the non-controlling interests	1,336,993	498,323
6.01.01.03	Financial charges in borrowing and financing raised	2,053,547	1,909,546
6.01.01.04	Financial charges in borrowing and financing granted	(61,632)	(32,684)
6.01.01.05	Depreciation, amortization and depletion	2,218,192	2,522,063
6.01.01.06	Equity in results of affiliated companies	(182,504)	(71,755)
6.01.01.07	Charges on lease liabilities	62,470	54,236
6.01.01.08	Deferred taxes assets	759,355	(1,426,696)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(61,404)	4,405
6.01.01.10	Monetary and exchange variations, net	1,039,420	2,010,056
6.01.01.11	Net gains on the sale of the shares of Usiminas	(505,844)	-
6.01.01.12	Net gains on the sale of the shares of CSN Mineração	(2,472,497)	-
6.01.01.13	Write-off of property, plant and equipment right of use and Intangible assets	74,260	12,998
6.01.01.14	Accrued/(reversal) for consumption and services	41,450	(29,057)
6.01.01.15	Dividends USIMINAS	(196,838)	(3,989)
6.01.01.17	Receivables by indemnity	(17,713)	(517,183)
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	92,406	10,388
6.01.01.19	Updated shares – Fair value through profit or loss	11,293	(1,203,068)
6.01.01.20	Other provisions	(18,369)	(27,681)
6.01.02	Changes in assets and liabilities	(1,637,950)	2,072,677
6.01.02.01	Trade receivables - third parties	1,233,727	(594,731)
6.01.02.02	Trade receivables - related party	(23,220)	49,412
6.01.02.03	Inventory	(6,352,079)	755,571
6.01.02.04	Receivables - related parties/dividends	206,475	90,306
6.01.02.05	Recoverable taxes	(65,161)	865,984
6.01.02.06	Judicial deposits	(14,688)	50,028
6.01.02.08	Trade payables	1,173,033	2,103,283
6.01.02.09	Trade payables – Forfaiting and Drawee risk	3,816,106	(497,451)
6.01.02.10	Payroll and related taxes	46,653	(43,649)
6.01.02.11	Tax payables	1,221,191	1,654,135
6.01.02.12	Payables to related parties	(28,909)	12,019
6.01.02.13	Advances from clients	(697,137)	(10,011)
6.01.02.14	Interest paid	(2,137,782)	(1,922,130)
6.01.02.15	Cash flow hedge accounting	(12,573)	(299,585)
6.01.02.17	Others	(3,586)	(140,504)
6.02	Net cash investment activities	447,928	(1,863,655)
6.02.01	Investments / Acquisitions of Shares	(296,357)	(132,197)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(2,864,707)	(1,683,839)
6.02.03	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.02.05	Cash on Elizabeth´s consolidation	54,768	-
6.02.06	Intercompany loans granted	(123,656)	(101,631)
6.02.07	Intercompany loans received	-	14,584

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6.02.08	Financial Investments, net of redemption	1,504,770	39,428
6.02.09	Deposit in guarantee for the acquisition of LafargeHolcim	(263,750)	-
6.02.10	Price paid in investiments of Elizabeth´s	(727,752)	-
6.03	Net cash used in financing activities	(8,529,859)	1,185,072
6.03.01	Borrowings and financing raised	12,845,544	8,085,902
6.03.02	Transactions cost - Borrowings and financing	(162,852)	(39,174)
6.03.03	Issuance of new CSN Mineração's shares	1,347,862	-
6.03.04	Share repurchase	(1,516,388)	-
6.03.05	Amortization of borrowings and financing	(17,639,178)	(6,448,658)
6.03.06	Amortization of leases	(114,303)	(103,648)
6.03.07	Dividends and interest on shareholder’s equity	(3,290,544)	(309,350)
6.04	Exchange rate on translating cash and cash equivalents	(9,438)	(42,660)
6.05	Increase (decrease) in cash and cash equivalents	6,701,894	8,855,631
6.05.01	Cash and equivalents at the beginning of the year	9,944,586	1,088,955
6.05.02	Cash and equivalents at the end of the year	16,646,480	9,944,586

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 12/31/2021
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	4,200,000	-	(5,078,666)	(2,911,424)	827,414	(2,962,676)	526,141	(2,436,535)
5.04.01	Capital increase proposed	4,200,000	-	(4,200,000)	-	-	-	294,900	294,900
5.04.04	Treasury shares acquired	-	-	(878,666)	-	-	(878,666)	-	(878,666)
5.04.06	Dividends	-	-	-	(2,654,471)	-	(2,654,471)	(598,095)	(3,252,566)
5.04.07	Interest on equity	-	-	-	(256,953)	-	(256,953)	(95,895)	(352,848)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486	923,159	1,752,645
5.04.09	(Loss)/gain on the percentage change in investments	-	-	-	-	(2,072)	(2,072)	2,072	-
5.05	Total comprehensive income	-	-	-	12,258,628	1,105,595	13,364,223	1,195,196	14,559,419
5.05.01	Net income for the year	-	-	-	12,258,628	-	12,258,628	1,336,993	13,595,621
5.05.02	Other comprehensive income	-	-	-	-	1,105,595	1,105,595	(141,797)	963,798
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(8,097)	(8,097)	-	(8,097)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	301,379	301,379	(226)	301,153
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,321,690	1,321,690	68	1,321,758
5.05.02.08	Treasury shares acquired by reflex subsidiary	-	-	-	-	(509,377)	(509,377)	(141,639)	(651,016)
5.06	Internal changes in shareholders’ equity	-	-	9,347,204	(9,347,204)	-	-	-	-
5.06.01	Constitution of reserves	-	-	9,347,204	(9,347,204)	-	-	-	-
5.07	Closing balance	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 12/31/2020
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.04	Capital transaction with shareholders	1,500,000	-	(1,500,000)	(901,145)	-	(901,145)	(347,458)	(1,248,603)
5.04.06	Dividends	-	-	-	(901,145)	-	(901,145)	(296,936)	(1,198,081)
5.04.07	Interest on equity	-	-	-	-	-	-	(50,522)	(50,522)
5.04.08	Capital increase proposed	1,500,000	-	(1,500,000)	-	-	-	-	-
5.05	Total comprehensive income	-	-	-	3,794,295	(3,154,243)	640,052	498,124	1,138,176
5.05.01	Net income for the year	-	-	-	3,794,295	-	3,794,295	498,323	4,292,618
5.05.02	Other comprehensive income	-	-	-	-	(3,154,243)	(3,154,243)	(199)	(3,154,442)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	581,175	581,175	-	581,175
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	133,069	133,069	(131)	132,938
5.05.02.07	(Loss)/gain on the percentage change in investments	-	-	-	-	6,102	6,102	-	6,102
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(3,869,765)	(3,869,765)	(68)	(3,869,833)
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(4,824)	(4,824)	-	(4,824)
5.06	Internal changes in shareholders’ equity	-	-	2,893,150	(2,893,150)	-	-	-	-
5.06.01	Constitution of reserves	-	-	2,893,150	(2,893,150)	-	-	-	-
5.07	Closing balance	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Current year 12/31/2021	Previous Year 12/31/2020
7.01	Revenues	57,886,652	34,077,135
7.01.01	Sales of products and rendering of services	54,542,119	33,800,239
7.01.02	Other revenues	3,336,483	236,688
7.01.04	Allowance for (reversal of) doubtful debts	8,050	40,208
7.02	Raw materials acquired from third parties	(30,817,291)	(21,940,493)
7.02.01	Cost of sales and services	(26,180,018)	(17,024,846)
7.02.02	Materials, electric power, outsourcing and other	(4,437,071)	(4,826,571)
7.02.03	Impairment/recovery of assets	(200,202)	(89,076)
7.03	Gross value added	27,069,361	12,136,642
7.04	Retentions	(2,212,406)	(2,516,728)
7.04.01	Depreciation, amortization and depletion	(2,212,406)	(2,516,728)
7.05	Value added created	24,856,955	9,619,914
7.06	Value added received	2,151,535	2,491,322
7.06.01	Equity in results of affiliated companies	182,504	71,755
7.06.02	Financial income	1,167,184	1,802,728
7.06.03	Others	801,847	616,839
7.06.03.01	Others and exchange gains	801,847	616,839
7.07	Value added for distribution	27,008,490	12,111,236
7.08	Value added distributed	27,008,490	12,111,236
7.08.01	Personnel	2,307,076	2,209,979
7.08.01.01	Salaries and wages	1,783,579	1,709,652
7.08.01.02	Benefits	427,248	402,739
7.08.01.03	Severance payment (FGTS)	96,249	97,588
7.08.02	Taxes, fees and contributions	7,183,932	2,380,591
7.08.02.01	Federal	6,109,610	1,881,149
7.08.02.02	State	977,265	414,209
7.08.02.03	Municipal	97,057	85,233
7.08.03	Remuneration on third-party capital	3,921,861	3,228,048
7.08.03.01	Interest	2,106,041	2,876,195
7.08.03.02	Rental	8,647	12,170
7.08.03.03	Others	1,807,173	339,683
7.08.03.03.01	Others and exchange losses	1,807,173	339,683
7.08.04	Remuneration on Shareholders' capital	13,595,621	4,292,618
7.08.04.01	Interest on equity	256,953	-
7.08.04.02	Dividends	2,654,471	901,145
7.08.04.03	Retained earnings (accumulated losses)	9,347,204	2,893,150
7.08.04.04	Non-controlling interests in retained earnings	1,336,993	498,323

19

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MANAGEMENT REPORT 2021

1-	ADMINISTRATION MESSAGE

The year 2021 was historic for CSN. After completing exactly eight decades of operation, we reached the peak of our maturity, with record results, acquisitions of new assets, public offering of CSN Mineração at B3, a sharp decrease in our leverage and the consolidation of a robust ESG (Environmental, Social and Governance) policy, among many other achievements. It was CSN’s best result in these 80 years and will certainly be uniquely eternized in our history.

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Achieving these marks in an extremely challenging period such as the one in recent years reinforces not only the resilience of the Company by generating record results in adverse times, but also the strength of an extraordinary professional team that has built and enabled the foundations of sustaining these results. It was a year of excellence for CSN, and these achievements would not be possible without the strength and delivery of all employees and the trust that the market places in the Company.

CSN has long since ceased to be just a steel company – and a national one. A dream made of steel, begun 80 years ago, took a proportion to many unimaginable. At Mineração, 2021 was the year in which we concluded our public offering (IPO) on the Stock Exchange. With a funding of about R$ 5.2 billion, the offer – one of the most awaited by the market for years – was among the 10 largest IPOs in B3's history by volume. In terms of volumes, more than 36 million tons of iron ore were produced, with a net revenue of R$ 18 billion – an advance in the financial result of more than 41% compared to 2020.

In addition, we remain steadfast with the commitment to mischaracterize all tailings dams, in a movement in which we were pioneers in 2017. So far, we’ve decharacterized and deregistered in the inspection bodies the B1 and B2 – Água Preta dams in Lafaiete; B5, in Congonhas; and Ecological 2, in Rio Acima. We also concluded the mischaracterization of the Vigia Auxiliary dam, in Ouro Preto, leaving only certification by the competent agencies, and the structures known as B4, in Congonhas, and Vigia, in Ouro Preto, have already had their decharacterization works begun. We also highlight that, since 2020, the Company no longer uses dams in its production, with 100% of the disposal of tailings made by the dry method.

In Cimentos, we follow our expansion project with the acquisition of new assets and consolidation as one of the largest cement companies in Brazil, and now expanding our operations, until then restricted to the Southeast, to several Brazilian states. With this movement, we must anticipate in seven years our growth plans in the sector, since after the completion and approval of ongoing processes by regulators, production capacity is expected to reach 16.3 million tons per year. Everything becomes even more special when we remember that just over 10 years ago CSN entered this market, from scratch, and that in such a short time became one of the main players in the segment. This reinforces our strategic view and demonstrates that we will continue to invest heavily in the sector.

In Steel, high international prices, the high dollar prices, and the strong demand of the domestic market have raised the price to levels well above the last few years, which has positively impacted the results. And we are very confident about 2022, as the outlook for the internal market remains strongly favorable. We also announced, at the last CSN Day, held in December, our growth momentum in the international market, with planned investments in new operations and expansion projects of existing plants. In addition to the various achievements celebrated in our areas of operation, there were also important highlights for the entire Company, such as the advancement of deleveraging – one of our main targets in the last three years. CSN was able to reduce indebtedness to 0.8 times net debt/Ebtida (earnings before interest, taxes, depreciation, and amortization).

The soundness and financial results presented were also accompanied by the consolidation of our ESG policy. Among the various initiatives to illustrate the examples of our commitment to the theme, it is worth noting that CSN was the first steel maker in the country to commit to the objectives of reducing greenhouse gases, with a goal of reducing specific emissions per ton of steel produced by 10% by 2030. Recently, we made an even more bold commitment, raising this reduction target to 20% by 2035. To accelerate this process, we present a detailed roadmap that focuses on increasing the efficiency of materials, energy, and processes, as well as disruptive solutions, including Green Hydrogen, using renewable energy sources. At CSN Mineração, which already uses 100% renewable energy, we also revised the greenhouse gas reduction target to 30% by 2030 and committed to becoming Carbon Neutral in our direct emissions by 2044.

It is also important to highlight that CSN Inova – our innovation arm – is entirely focused on the search for new technologies, startups, and cutting-edge research with the potential to scale and that allow a low-carbon industrial reality. CSN Inova's performance, through its four pillars – CSN Inova Ventures, CSN Inova Open, CSN Inova Bridge and CSN Inova Tech – has been instrumental in actively and strategically positioning us in the innovation ecosystem, which the entire market has been following with successive initiatives with various startups and the state-of-the-art Academy.

We have also made important advances in diversity, a topic that is a priority for CSN. In 2021, the number of women employed grew 20.73% in relation to the interior year and we already have 17.49% of female participation in our staff. By 2025, the goal is to reach 28% across the CSN Group. In relation to People with Disabilities (PwDs), growth was 15% compared to 2020. And our commitment is to spare no effort to consolidate a plural, diverse and inclusive CSN more and more.

And so, we intend to follow in 2022, with all the determination and the grit that we have always shown to the market, maintaining a low degree of indebtedness and betting on innovation and increasingly sustainable projects. Our entire team is committed to these themes, and we have no doubt that it will be an equally spectacular year. Once again, thank you all for your trust in our Company.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-	THE COMPANY

With business in steel, mining, cement, logistics and energy, CSN operates in an integrated manner throughout the steel production chain, from the extraction of iron ore to the production and commercialization of a diversified line of steel products of high added value. The integrated production system, combined with the quality of management, makes CSN have one of the lowest production costs in the business in which it operates.

CSN has an installed capacity of 6.7 million tons of steel, of which 5.2 million are flat steels and 1.5 million long steels (0.4 million UPV and 1.1 million SWT) and the volume sold in 2021 reached 4.6 million tons. Of this total, 69% was sold domestically and 31% exported or sold through its subsidiaries abroad.

In the mining segment there was a 7% increase in sales in 2021, compared to the previous year, in response to heated demand and expansionist policies in the first half of the year. On the production spectra, the company ended the year with 36.2 million tons produced.

In the cement segment, 2021 was another positive year for the Brazilian market. Domestic sales totaled 64.7 million tons, an increase of 6.6% compared to 2020. In the case of CSN, there was an annual growth of 18% in sales volume as a result of the assertive commercial strategy and the incorporation of Elizabeth Cimentos.

CSN is one of the largest industrial consumers of electricity in the country, having electricity generation assets through participation in consortia of hydroelectric plants, in addition to generating energy integrated into its production process. This electric energy self-production activity enables CSN to achieve very competitive energy costs.

3- PERSPECTIVES, STRATEGIES, AND INVESTMENTS

In the five segments in which it operates, CSN has been investing to expand the competitive advantages of its units and in the review of the portfolio of business and projects, seeking to maximize the return to its shareholders.

3.1- SIDERURGIA

The Presidente Vargas Plant in Volta Redonda is CSN's main steel production unit, with an installed production capacity of 5.6 million tons of crude steel, 5.2 million flat steel and 0.4 million long steels. In 2021, the plant produced 3.98 million tons of crude steel, 3.78 million flat steel and 0.2 million long steels, while the production of laminates reached 3.8 million tons. In addition to its units in Brazil, the Company has two subsidiaries abroad: Lusosider, located in Portugal, and SWT- Stahlwerk Thuringen - in Germany.

3.2- MINING

In 2021, CSN sold about 33.2 million tons of iron ore, of which 4.9 million tons were destined for the Presidente Vargas Plant. Tecar, a port terminal operated by CSN Mineração S.A., located in the Port of Itaguaí, in turn, shipped about 27.9 million tons of iron ore in 2021. CSN Mineração also exported 0.4 million tons of iron ore through the Southeast Port.

3.3 - CEMENTS

2021 entered CSN's history as the period of consolidation of the strategy for the cement sector, with strong evolution in its own operations, acquisitions of strategic assets and completion of the corporate restructuring that left the company ready to unlock its growth projects. The volume sold in 2021 was 4,710kton, 18% higher than in 2020. This year, CSN completed the acquisition of Elizabeth Cimentos and announced the acquisition of LafargeHolcim. The purchase of Elizabeth, with the integration of the asset made in September, increased the production capacity of cement operations by 1.3Mtpa, changing its installed capacity from 4.7Mtpa to 6.0Mtpa.

3.4 - LOGISTICS

Ports

Tecon, a port managed by Sepetiba Tecon S.A., controlled by CSN, is positioned as the largest container handling terminal in the State of Rio de Janeiro and one of the largest in Brazil in this segment. Tecon has a current capacity of 660,000 TEUs (Twenty-Foot Equivalent Unit) annually.

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Railways

CSN has a stake in three railway companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística.

MRS Logística S.A. (MRS)

CSN has, directly and indirectly, 34.94% of MRS's capital, which operates the former Southeastern Network of The Federal Railway Network S.A. (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte axis.

The main segment of MRS's operations is that of cargoes called Heavy Haul (loads of ore, coal and coque), having transported, in 2021, about 107.2 million tons of these products, equivalent to 63.1% of the total transported by MRS. Recently, MRS has been following a strategy of diversification of cargo transported with increased General Cargo, which accounted for 36.9% in the mix transported in 2021

The rail transport services provided by MRS are essential for the supply of raw materials and the disposal of final products. All the iron ore, coal and coe consumed by the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN.

Transnordestina Logística S.A. (TLSA)

TLSA is the concession holder for the construction and operation of the Nova Transnordestina railway, with an extension of 1,753 km, which will connect the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), passing through several cities in the states of Piauí, Pernambuco and Ceará. The projected operating capacity of the railway will be 30 million tons/year, should play an important role in the development of the Northeast region, creating a logistics option for the oil and derivatives, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

THE FTL holds the concession of the former northeast network of the RFFSA, which runs through seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total length of 4,534 km and current transport capacity of about 2.9 million tons/useful (T.U.), with emphasis on the transport of fuel, cement, and cellulose, among others. FTL currently has an operational railway network that connects the states of Maranhão, Piauí and Ceará along 1,191 km. The other railway sections are suspended traffic, in the process of being negotiationd for their return with the National Land Transport Agency (ANTT) and the National Department of Transport Infrastructure (DNIT).

4-	RELEVANT CORPORATE EVENTS

On February 17, 2021, the Company released a material fact describing the public offering of primary and secondary distribution of common shares issued by CSN Mineração S.A., controlled by the Company, comprising (i) the primary distribution of 161,189,078 new Shares; and (ii) the secondary distribution of, initially, 372,749,743 Shares, of which 327,593,584 shares held by CSN (without considering the supplementary shares), 37,591,014 Shares held by Japan Brasil Ore de Ferro Participações Ltd. and 7,565,145 Shares held by POSCO, in Brazil, with efforts to place the Shares abroad, which was approved at a meeting of the Board of Directors of CSN and at a meeting of the Board of Directors of CSN Mineração, February, 12 2021. The pricing per Share was R$ 8.50, based on the result of the procedure for collecting investment intentions. The Shares began trading at level 2 of B3 S.A. – Brazil, Stock Exchange, Over the Counter ("B3") on February 18, 2021.

On May 7, 2021, the company sold 56,000,000 preferred shares issued by Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas ("Usiminas"), reducing its direct and indirect share to 10.07% of the preferred shares.

On August 31, 2021, CSN informed the market that its subsidiary CSN Cimentos S.A., a closed company controlled by CSN, and which concentrates the group's cement manufacturing and marketing operations ("CSN Cimentos") entered into an Investment, Purchase and Sale of Quotas, Shares and Other Agreements under the control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. And on August 31, 2021, CSN has completed the acquisition of control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda.

On September 9, 2021, CSN, through its subsidiary CSN Cimentos S.A., entered into a contract for the purchase and sale of shares through which it intends to acquire 100% (one hundred percent) of the shares issued by LafargeHolcim (Brasil) S.A. Until

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the present date of deed of this document, the acquisition is in the process of analysis of CADE (Administrative Council of Economic Defense).

On November 24, 2021, CSN published a material fact announcing the celebration between CSN and the controlling shareholders of Metalgráfica Iguaçu S.A., of an Investment and Other Covenants Agreement, by which the parties agreed to promote the combination of the operations of both companies by incorporating all shares issued by Metalgráfica by CSN, making it its wholly owned subsidiary. Until the present date of deed of this document, the acquisition is in the process of analysis of CADE (Administrative Council of Economic Defense).

5 - CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Transparency and Exposure of the Company through new coverage of financial institutions and participation in events and conferences.

Share capital

CSN's share capital is divided into 1,387,524,047 common and book-entry shares, with no par value, and each common share is entitled to one vote in the resolutions of the General Shareholders' Meetings.

Controlled by Vicunha Aços S.A. and Rio Iaco Participações S.A. which hold respectively 48.97% and 3.29% of CSN's total capital, the Company's management is the responsibility of the Board of Directors and the Executive Board.

CSN - Composition of The Share Capital on 12/31/2021 (%)

*Controlling Group

On June 21, 2021, the Company announced, via a material fact, the opening of a Company's Share Repurchase Program ("Share Repurchase Program"), for the acquisition of up to 24,154,500 (twenty-four million, one hundred and fifty-four thousand five hundred) common shares. And, on December 6, 2021, the Company approved the closure of the share repurchase program and the opening of a new program for acquisition, in the period from December 7, 2021, to June 30, 2022, of up to 30,000,000 (thirty million) common shares. On December 31, 2021, the Company had a total of 45,790,000 shares in treasury.

Shareholders' General Meeting

Once a year, as established by the legislation, the shareholders meet at the Ordinary General Meeting to decide on the accounts presented by the directors, the financial statements, the allocation of the result of the year, eventual distribution of dividends,

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and every two years, also deliberate on the election of the members of the Board of Directors. The General Meeting also takes place extraordinarily, whenever necessary, to deliberate on matters that are not within its ordinary competence.

Board of Directors

The Board of Directors shall be composed of up to eleven members, who meet ordinarily on the dates foreseen in the annual calendar, at least once each quarter and, extraordinarily, where necessary. The term of office of the Directors is two years, with the possibility of re-election. Currently the Board of Directors is composed of five members. The Board of Directors shall, among other duties, define and monitor the Company's policies and strategies, monitor the acts of the Executive Board, and decide on relevant matters involving Companhia's business and operations. It is responsible for the election and removal of the members of the Executive Board, and may also, if necessary, create special committees for his advisory.

Executive Board

The Executive Board is composed of two to nine Executive Directors, who meet whenever convened by the Chief Executive Officer or by two Executive Directors, and it is in the responsibility of each Executive Director to conduct the operations relevant to its area of operation. The term of office of the Executive Directors is two years, and re-election is permitted. Currently composed of seven Executive Directors, one of them being the Chief Executive Officer. The Executive Board, in the following observations and resolutions of the Board of Directors and the General Meeting, has the powers of administration and management of the Company's social business.

Fiscal Council

The non-permanent Fiscal Council is currently installed, with a mandate until the 2021 Ordinary General Meeting, and is composed of three full members and three alternate members, of whom one full member and an alternate member were appointed by minority shareholders of the Company. The Fiscal Council has as main function to supervise the acts of the administrators and verify the fulfillment of their legal and statutory duties. In addition, the Fiscal Council is also responsible for examining the quarterly information and financial statements prepared by the Company, giving an opinion on the annual report of the management and the proposals of the management bodies to be submitted to the General Meeting.

Audit Committee

The Audit Committee is composed of three independent members, elected by the Board of Directors, with a management term of 2 years. The Audit Committee meets ordinarily at least once each quarter and, extraordinarily, whenever necessary. The Audit Committee has the autonomy to exercise tasks with regard to the provisions of the Sarbanes-Oxley Act - Sections 301 and 407. Some of its main duties are: to review the financial statements and other public information on the operational performance and financial situation of the Company and to recommend to the Board of Directors the appointment, remuneration and hiring of external auditor, as well as to monitor the performance of internal and external audits.

Internal Audit

CSN has an Audit, Risk and Compliance Board, with independent operations within the organization, linked to the Company's Ministry Committee, according to Art.19, VIII of the bylaws.

The internal audit team has its own methodology and tools to carry out its activities, which are aligned with the best market practices and adopts a systematic and disciplined approach, acting objectively and independently in the conduct of its work, to evaluate the effectiveness of controls and consequent improvement of risk management, control and governance processes, as well as fraud prevention, reporting its results to the Board of Directors, through the Audit Committee.

Independent auditors

The independent auditors, Grant Thornton Auditores Independentes, which in 2021 provided services to CSN and its subsidiaries, were hired to issue a conclusion on the quarterly financial statements and opinion on the Company's annual financial statements and additional services to the examination of the financial statements. It is understood that both the Company and its independent auditors that such services do not affect the independence of the auditors.

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Amounts related to the services provided by the auditors	(R$ thousand)
Fees related to external audit	12,267
Fees related to other assurance services	1,793
Total	14,060

The services provided by the external auditors, in addition to the examination of the financial statements, are previously submitted to the Audit Committee to conclude, in accordance with the relevant legislation, whether such services, by their nature, do not represent a conflict of interest or affect the independence and objectivity of the independent auditors. Pursuant to CVM Instruction 480/09, the Board of Directors declared on 03/09/2022 that it discussed, reviewed, and agreed with the opinions expressed in the opinion of the independent auditors and with the financial statements for the fiscal year ended December 31, 2021.

Sarbanes-Oxley Act

The Company has in its corporate governance structure the Audit, Risk and Compliance Board, which has as one of its attributions, the assessment of risks that may impact on the financial statements and definition of internal controls to mitigate them, together with the managers responsible for business processes. The Company evaluates the effectiveness of its internal control structure, according to principles established in COSO 2013 and in compliance with the Sarbanes-Oxley Law, and the result of this evaluation is reported to senior management and the Audit Committee.

In an evaluation of internal controls by management, together with the external auditor, the Company did not identify material weakness as of December 31, 2020. The Company is in the final phase of the evaluation of internal controls for the fiscal year 2021, in compliance with section 404 of the Sarbanes-Oxley Act.

Code of Ethics

The Company has a code of ethics approved by the Board of Directors contemplating principles applied in compliance with the Anti-Corruption Law (12,846/13). The code applies to all employees, counselors and directors and also establishes ethical principles and responsibilities for third parties, considering suppliers, service providers and any intermediary and associated agents. The code is made available to all employees and business partners and is used as a statement of commitments made of conduct. Its guidelines are public and can be found on the CSN website at the e-mail address (www.CSN.com.br).

The Audit, Risk and Compliance Board is responsible for the Integrity Program, which aims to ensure compliance with ethical standards of conduct in the exercise of activities and transparency in business. Part of this process is the continuous training of employees and also the monitoring of compliance with laws, regulations, policies, and internal standards

The Company also has reporting channels for reports of misconduct or suspicion. The reporting of complaints by employees, third parties and the external public may take place anonymously or identified, maintaining secrecy, confidentiality, and the guarantee of non-retaliation. The complaints are handled by the Audit Management, subordinated to the Audit, Risks and Compliance Board and reported to the Audit Committee.

Disclosure of Material Acts and Facts

CSN has a Policy of Disclosure of Material Acts or Facts and Securities Trading according to which all disclosure must be made with reliable, adequate and transparent data, within the deadlines and with homogeneity, as established in CVM Instruction 358/2002 and section 409 – Real-Time Disclosure of the Sarbanes-Oxley Law. This policy establishes that the Company's Material Acts and Facts must be carried through the Folha de São Paulo News Portal, together with the disclosure on the investor relations websites of the Company, the Securities and Exchange Commission and B3 S.A. – Brazil, Bolsa, Balcão.

6- INNOVATION

The Company has more than 70 years of research, development, and innovation activities, having been the first national steel maker to produce coated and pre-painted steels. Innovation is part of our essence as a pioneer in process, product, and commercial solutions, always committed to quality and the search for new initiatives that deliver greater added value to our

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customers and stakeholders. CSN seeks innovative performance in all its business areas and also has structures totally dedicated to innovation, such as CSN Inova and the Research and Development Center.

Created in 2018, CSN Inova is CSN's corporate innovation area, which aims to position the Company strategically and actively in the innovation ecosystem. Although there are innovative initiatives disseminated throughout the company, CSN Inova is responsible for systematizing and lead the innovation process in an organized and broad manner, in order to enable the execution of innovation projects by groups of people with different skills and different areas of activity.

The essence of CSN - "Doing well, doing more and doing forever" - directs the pillars of innovation of CSN Inova: (i) Process Optimization and Operational Efficiency, (ii) New Sources of Revenue; and (iii) Culture and Sustainability. In addition to systematizing and leading the process of open innovation (hiring startups, connecting with universities, innovation hubs and other ecosystem agents) CSN Inova - always in conjunction with business areas - conducts projects that introduce new methodologies to solve the company's challenges, which help the Company in digital transformation, enhance CSN's assets, opportunities for the development of new business for the Company, among others. There are four areas with integrated performance with different formats of innovation:

CSN Inova Open diagnoses the Group's challenges, tests, and scales new technology-based solutions to solve challenges. CSN Inova Ventures generates shared value with investments in startups and the valuation of these assets. CSN Inova Bridge leads the integrated management of ESG innovation challenges and communication on innovation. CSN Inova Tech conducts the decarbonization journey, monitors technological trends, develops relationships with academia and science & technology centers considered references in the themes they act on, and conducts projects that have the potential to mainly impact our production processes (core) in a disruptive way.

In 2021, more than 50 diagnostic sessions were conducted in the Steel, Mining, Logistics and Cement segments, involving more than 20 different areas, which resulted in numerous challenges opened throughout the year. Thus, for these challenges, CSN Inova Open mapped its processes and indicators, in addition to measuring its economic and strategic potentials in order to identify assertive technological solutions for proof-of-concept tests and pilot projects followed by implementation at scale, when applicable.

At CSN Inova Ventures, to ensure access to the best opportunities, there were more than 100 connections with investment funds and startup accelerators in Brazil, Israel, USA, Singapore, China, England, among other countries, as well as partnerships with agents who are a reference in the innovation and Venture Capital market, such as Endeavor, ABVCAP and BR Angels. As a result of the connections and market studies carried out, the investment thesis was established, which today includes Industry 4.0, Greentechs (e.g., energy, energy efficiency, technologies to aid the decarbonization of processes and etc.). ESG, and Adjacent Themes (Healthtechs and Agtechs). The companies chosen to be part of the fund include themes of extreme importance for the future of the CSN Group, such as advanced materials (2DM), decarbonization (1s1 and H2Pro), energy (Clarke) and digital channels and process digitization (Oico and Traive).

In 2021, CSN Inova Bridge, supported by an extensive research of governance models in sustainability and innovation, the ESG Committee was constituted as an advisory body of the Board of Directors, formatted as an agile laboratory model of socio-environmental innovation to manage our main opportunities of material themes mapped by the CSN Group: (i) Climate Change; (ii) Territories; (iii) Waste; (iv) Diversity & Inclusion; (v) Biodiversity & Forests; (vi) Water & Effluents; (vii) Value Chain, Governance & Compliance; and (viii) Health & Safety at Work.

Finally, 2021 was also marked by the creation of CSN Inova Tech, an area that leads the technological front of CSN's decarbonization journey. For this, the Climate Change Group ("GMC"), a multidisciplinary team linked to the ESG Committee, responsible for leading the decarbonization journey, was structured. The performance of the GMC resulted in the identification and technological analysis of more than 100 mitigation options and construction of the decarbonization roadmap of operations. For this, the area has been mapping strategic partners as relevant players in the sector, as well as universities and state-of-the-art technology centers with the objective of establishing long-term relationships for the development of technological solutions associated with the decarbonization of the group.

In turn, at CSN's Research and Development Center located in Volta Redonda, the General Management of Product Development operates, which has as main mission the development of new products to increase the competitiveness of the company. To this end, the area aims to ennoble the mix and expand the portfolio, aiming at gaining market share in the various market segments, in addition to contributing to the implementation of new technologies in the production process.

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The laboratory structure of the Research and Development Center is composed of 15 laboratories that perform analyses related to the physical, chemical, mechanical, and metallographic characteristics of CSN steels and other alloys, with state-of-the-art equipment such as optical microscopy and scanning electron microscopy (SAM). The Company also has an Environment Laboratory for environmental monitoring accredited by the responsible body - INEA.

The Research and Development Center also contains physical and computational simulation laboratories, with state-of-the-art equipment such as gleeble 3500 which, among other modules, has "Large Sample Annealing" (first in Latin America), which allows simulations of thermomechanical processes for optimization of industrial processes. Furthermore, CSN's computer simulation laboratory has several software, such as forming simulation and stamping, which allows you to evaluate in advance the performance of the CSN product in its various applications for its customers.

In 2021, some projects of the Research and Development Center stand out: For the automotive and auto parts market, high strength products classes 420 and 500MPa are being developed to meet the needs of structural application in vehicles of the main automakers in Brazil. In addition, CSN has been working on the development of advanced steels (AHSS – Advanced High Strength Steels), in the Categories Dual Phase (bi-phasic), Complex Phase (CP) steels and hot stamping steel (PHS) or "Hot Forming", which represents a strong trend of increased application in car bodycases, because it allows the conformation of complex geometries and with requirement of high mechanical strength in the final part. The family of polyphasic steels (AHSS) is the response of the world steel industry to the demand for materials produced with current production methods, offering products of high mechanical strength and good conformability, fully meeting the manufacturing requirements of the automakers, vehicle safety, mass reduction and fuel consumption and, consequently, lower generation of polluting gases, minimizing environmental impacts.

In the segment of hot rolled flat steels, the focus was on meeting the needs of the market, maintaining the traditional quality of CSN's products, associated with the continuous search for reduction in the cost of steel and sustainability. Examples include the development of a family of high mechanical strength steel for application in structures for photovoltaic panels and the development of high strength steel for weight reduction of truck wheels. In the segment of cold rolled flat steels, it is possible to highlight the increase in the offer of extrafine products with bright surface characteristics. For the white line market, we highlight the effort to reduce the thickness of our steels, increasingly required by customers in this sector. It is also worth mentioning the development projects of high strength steels for the construction segment.

Finally, in the segment of pre-painted steels, there has been an increase in the diversification of applications, following market trends in aesthetics and durability. With regard to the aesthetic effect, new products with beading paints and textured paints were approved on the market that meet this new trend. The use of pre-painted steel has allowed CSN to provide an optimization in the steel use chain, reducing manufacturing steps in its customers with consequent reduction of environmental impacts. The increasing interest of customers in these products has stimulated development in the segments of construction, white line and automotive.

With a qualified technical staff and the use of Application Engineering technologies to support customers, CSN seeks excellence in testing and simulations of new materials, allowing to increase assertiveness in responses to the demands of the different sectors in which it operates: automotive, white line, metal packaging and industry and distribution. In all of them, we promote the use of innovative steels and innovation in manufacturing processes, providing customers with cost reduction and increased competitiveness.

7- PEOPLE

The CSN Group's People Management model is based on five pillars: Attract; Align and Engage; Evaluate; Develop; Recognize and Reward. The company believes that its competitive differential is its human capital. Through this model knowledge is transformed into a successful trajectory, based on passion, dedication and competence that generate opportunities, achievements, and recognitions. Faced with the new reality established by coronavirus and based on ethical standards of professional conduct, CSN followed all recommendations for prevention and containment of the virus disclosed by the competent health agencies.

Given this pandemic scenario, several measures were taken in relation to the practices of People & Management, aiming to make the employee's experience even more effective. We have implemented a digital platform for sending admission documentation, with the objective of optimizing and speeding up the process. We have established our Internship Program with the implementation of Blind Recruitment. The program was conducted entirely online, including group dynamics, candidate assessments, behavioral assessment, and logical reasoning tests. The candidates were able to follow each stage of the process,

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through QR code. We conducted a satisfaction survey regarding adherence of the new process with the trainees and the applicants and had an assigned experience score of 9.5% and 9.0% respectively.

Aiming at the acceleration of the career of the trainees, during the year 2021, we carried out 4 development modules, being: Self-knowledge; Financial Planning; Life and Career Planning and Inclusion and Diversity of Work,

We partnered with Alicerce Educação, as a pilot project, investing in the training of 80 young people, with the objective of delivering them with differentiated educational basis to the Brazilian context, accompanied by a complete MAPA diagnosis at the end of 16 weeks. We have prepared an action plan focused on significant and permanent development through the customization of teaching, meeting the needs and real possibilities of each student. The themes were designed to contemplate the CSN Essence, aiming to develop them beyond the skills of Languages and Mathematics. Accompanying these Young People, we had the opportunity to take advantage of 50 young people in our Learning program, improving their knowledge with a focus on the Company's opportunities.

Another initiative we had was the partnership with BRASA Summer Journey, which has the mission of empowering, connecting, and engaging Brazilian talents, during the period of recess of universities abroad. The goal of the program is that, for 4 weeks, these students develop projects of high impact for the organization, learning from the company's culture. We had the participation of 30 young people who went through various training and mentoring, as well as conversations with the Leaders, to understand the culture of the company, to delve into the theme and bring the best solution. The program was carried out in partnership with the CSN Foundation and CSN Inova, with the theme: "Elaboration of a territorial development plan for the cities of Congonhas and Volta Redonda".

We implemented the Summer Job Program with 02 students of the Win the World Program, where they had the challenge in partnership with CSN Inova to develop the project: "Trend Radar Construction". We carried out the Diagnosis of Acculturation of executives and specialists admitted to the CSN Group, aiming to raise perceptions about our culture; essence; work environment; relationship with the manager and peers, in addition to monitoring whether expectations were met considering what was hired in the selection process.

We launched the Trainee #VemSerCSN program, which aims to attract, retain, and develop young people with high potential to occupy strategic positions, in the medium and long term, aiming to add value to the CSN group's business. We carried out the selection process in record time, only 03 months. The process had 20,008 registered for 50 vacancies. Of these, only 390 went to the hackathon phase, which was held over a weekend and relied on the support of CSN Managers to technically support them in solving a real problem. For the next phase, we had 209 candidates who went to the panel with the managers, where they were able to perform and work as a team, to observe the behavioral skills. In the next stage, we have 156 candidates who were interviewed by managers. In all, we conducted 463 interviews and 107 candidates approved for the 50 vacancies.

We implemented CSN Conecta, a program with the objective of engaging groups of up to 4 employees in the development of solutions, aiming to accelerate esg actions in the company, in the themes of water, energy, waste and emissions. The program was launched in all units of the CSN group, and the initiative, in addition to generating innovation through the solutions that will be developed, will contribute to the generation and sharing of technical knowledge.

We carried out several engagement actions, such as: Palestra Janeiro Branco - Mental Health; Women's Day - Women's Leadership Lecture; Mother's and Father's Day; Lecture Yellow September - Valorization of Life; Secretaries' Day; Kindness Day; Children's Day; Lecture October Rose - Transforming Lives in partnership with the NGO Amor in Mechas.

The Group reinvented itself and many actions were restructured so that the development of employees would take place with total security.

To maintain a high performance and qualified team, the CSN Group was able to recycle its employees in mandatory training, respecting all safety protocols: distancing, smaller workload, open and ventilated locations, use of masks and frequent hygiene and many were performed by online training.

We have defined a Corporate Education program, which will evolve into a Corporate University in the future, focusing on structuring a learning path for all levels of the organization; manage mandatory training; encourage knowledge management; lower training costs, stimulating the action of internal multipliers and encouraging technological and technical research and updating at CSN.

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Therefore, we define the Organizational Drivers – Organizational Competencies, Behavioral Competencies and Technical Competencies that will support the Corporate University, as well as Corporate Governance – roles and responsibilities; the Mission, Vision and Purpose of the University, as well as its schools: School of Leaders; Business School; School of Excellence in Results and ESG School. We hire a platform that will have all these contents and will do knowledge management. During 2021, we worked on the design review, parameterization of the LMS and the inclusion of contents.

In the year, 358,420 hours were invested in training, which demonstrates the concern of the CSN Group in the development of its employees.

We manage our People Cycle where all employees had the opportunity to receive and give feedback about their current moment and career expectation. The Cycle consists of the following stages: evaluation - calibration /committee of people - feedback - career & succession - preparation of the PDI - Development. The role of the leader in this process is fundamental. Leaders are responsible for supporting the development of the team in order to make them better professionals than themselves, thereby ensuring the growth of people and the perplexity of CSN through the career & succession program. The Competency Assessment follows the methodology as follows:

▪ 360° evaluation - Executive Directors; Directors; General Managers and Managers: Perform self-assessment; and receive evaluation from the immediate manager; pairs; team; customers | internal suppliers

▪ 180° evaluation - Coordinators and Supervisors: Perform self-assessment and receive evaluation from the immediate manager and team

▪ Evaluation 90° - Specialists; Higher Level; Administrative and Operational Level: Perform self-assessment and receive evaluation from the immediate manager

23,566 employees were eligible for the Competencies Assessment process. After the evaluation, we performed the 9Box of the CSN Group and implemented the calibration in the People's Committee, resulting in the "Inverted L", mapping the company's talents and potentials. Twenty-eight Executive-level People Cycle Committees were held, talent discussions and potential successors to Manager and above, in a record time of 30 days.

We performed a market mapping for executive positions that did not have potential successors, for this we developed a criticality matrix for position analysis. Aiming at the sustainability of the CSN Group's business, we carry out the Assessments of all Steel and Mining Executives, where a PDI should be prepared to accelerate the career of those involved. Following the process, we updated our Skills Self-Development Guide to support the preparation of the PDI, which has also been reformulated. And we have developed a new form to manage feedback. As an improvement of the process, we implemented a new performance management platform, where we will have everything integrated into a single system: results of goals; competencies; 9Box result, calibration committee, people cycle; feedback records and preparation of PDIs. This platform is based on social networks, to provide a better employee experience. It is more agile, transparent, and friendly and can be accessed via mobile phone.

In its practices of attracting and valuing employees, the CSN group ensures non-discrimination, making it clear that the organization is intolerant of any practice contrary to its ethical values. It is included in its Recruitment & Selection policy the following points:

▪ The organization maintains a professional and responsible relationship with its employees and does not admit that career decisions are based on personal relationships;

▪ The organization does not tolerate any attitude guided by prejudices related to origin, religion, race, gender, sexual orientation, social class, age, marital status, political-party position, and disability of any kind, for the purpose of sponsorship and donation to social, welfare and cultural projects. Likewise, for hiring and taking advantage of their professionals, provided they meet the technical requirements and the profile required for the position;

▪ The organization does not admit illegal practices such as child labor and, therefore, maintains a work environment that respects the dignity of all employees, that provides good professional performance and is exempt from any kind of discrimination and sexual or moral harassment. The organization will not employ child or slave labor, nor will it agree to such practices by third parties who provide us with products or provide any kind of service;

▪ To meet the organization’s, need for human resources, internal recruitment and admission of Persons with Disabilities are prioritized, provided they meet the prerequisites of the vacancy in question.

The CSN Group ended 2021 with 24,687 direct and 10,492 indirect employees, indicating for the direct ones a turnover rate of 1.2%.

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8 - PERFORMANCE IN ESG ASPECTS (environmental, social and governance)

Important initiatives marked the year 2021 in the development of the ESG themes of the CSN Group. In 2021, CSN published an Integrated Report for the year 2020, highlighting the evolution of CSN in several indexes focused on ESG issues. In September the CSN Foundation celebrated its 60th anniversary and taking advantage of this milestone, the Foundation went through a process of redefining its brand and way of communicating, to make more evident its purpose of transforming lives and communities, based on the axes of action: education, culture, articulation, and curation. And in November CSN and CSN Mineração received Gold Seal from the Brazilian GHG Protocol Program, so the Company reached the highest level of qualification in its corporate greenhouse gas emission inventories by certifying the Gold Seal.

Since 2010, the Company has been inventorying greenhouse gas emissions, following ghg protocol guidelines to support its carbon management, risk mitigation and adaptation to climate change. The company received, for the seventh consecutive year, the GHG Protocol Gold seal for having reported the emissions of all its units and submitted to external verification. Also responding to the request of investors, the Company reports annually to the Carbon Disclosure Project (CDP) the guidelines followed in relation to climate change, supply chain and water security. In 2021, we had a score improvement in Climate Change from C to B.

Finally, we have established ESG ambitions that will guide our journey towards more efficient, integrated, and sustainable management.

1.	Gender Equality: Target: 28% female gender representation in the CSN Group in 2025;
2.	GHG emissions:

In Steel: Reduction of 10% of the emission intensity by ton/steel produced by 2030 and a reduction of 20% by 2035 (base year 2018), according to the WSA methodology.

In Mining: Reduction of 30% of ghg emissions intensity by 2035, per ton of ore produced (base year 2019), and net zero reach by 2044 in scopes 1 and 2.

In cement production: in 2021, we achieved a significant reduction in our GHG emissions of 8% when compared to 2020 emissions, reaching the industry target projected for 2030 according to the Brazilian Cement Technology Roadmap, with this we set the goal of reducing by 28% (base year 2020) our emissions by 2030, reaching 20 years in advance the sector target established for 2050.

3.	Particulate matter: reduce by 40% by 2030 the emissions of particulate matter per ton of raw steel produced at the Presidente Vargas Plant;
4.	Water: reduce by 10%, by 2030, the capture of water per ton of ore produced at CSN Mineração;
5.	Certifications: certify, by 2021, all cement plants and the PORT TECAR at ISO 14.001:2015;
6.	Occupational Safety: in addition to zero accidents, which is the main objective of the CSN Group, the goal is to reduce by 10% year-on-year the csn group's accident frequency rate and achieve a frequency rate of accidents with clearance of 0.2 by 2025;
7.	Governance: continuously increase our Index of Attendance to the best governance practices provided for in CVM Instruction No. 586/2017.

A - Environmental dimension

Environmental Management

CSN maintains several instruments of Socio-environmental Management and Sustainability in order to act in a propositional way and serving the various stakeholders involved in the communities and businesses in which it operates.

We constantly work to transform natural resources into prosperity and sustainable development. Throughout 2021 CSN continued its sustainability initiatives to mitigate and compensate for the impacts of its activities and raised R$ 544.2 million for environmental initiatives, including costing and investments.

The Company has an Environmental Management System (EmS), implemented according to the requirements of the international standard ISO 14001: 2015 and certified by an independent international body duly accredited to INMETRO, in most of its units. In 2021, we achieved ISO 14001:2015 certification in two more units, TECAR Port (RJ) – our port unit – and arcos (MG) certification in our cement plant. The year also marked the first certification in ISO 9001 – Quality Management System, the Port of TECAR (RJ), Mina Casa de Pedra (MG) and Mineração ERSA (RO).

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Through its Integrated Policy, the CSN Group expresses the importance of the circular economy for its environmental management. Thus, we have as principles reduce, reuse, and recycle materials and products and optimize the use of natural resources, supported by the significant participation of renewable energy sources in our energy matrix.

Water is one of the main inputs for our production processes, especially for the steel and mining sectors. We closed 2021 with a reduction of 16.2% in the specific uptake of water per ton of steel produced, when compared to 2020, from 22.1 m³/t of steel in 2020 to 18.5m³/t of steel in 2021. Compared to 2019, the reduction is even more significant, with a 27.7% reduction.

In regard to search for reduction of waste disposal in landfills, the Presidente Vargas Plant, in 2021, reached the mark of 34.7% annual reduction in the shipment of process slamas to class II landfills, when the target proposed by the company was a reduction of 10%. This positive result and beyond what was expected was achieved due to alternative destination strategies, such as market prospecting of new customers for mud consumption and the use of waste for recovery of areas degraded by erosive processes.

In total, CSN protects an area approximately 4 times larger than that occupied by our operations. There are 77,000 hectares, distributed in several states of Brazil, of protected and preserved natural areas, contributing to the protection of native fauna and flora species, including endemic and endangered species.

At the Presidente Vargas Plant, in Volta Redonda, investment in environmental improvements of more than R$ 300 million is planned by 2024. This investment is divided into more than 30 improvement actions, which represent the company's commitment to sustainability, the legal compliance of its activities and the community.

CSN invests efforts and resources to reduce greenhouse gas emissions and mitigate impacts related to climate change.

Through the use of software with artificial intelligence, the Marginal Abatement Cost Curve (MAC Curve) was generated from the current GHG emissions scenario, as well as emission projections in a normal business environment, and projections of low Carbon scenarios, considering the feasibility and impact of different mitigation options.

120 proposals for technologies applicable to the steel and cement branches that have already undergone a prior analysis of applicability within our units have been mapped. Among these initiatives there are improvements in the production process to disruptive technologies such as the use of DRI and Hydrogen.

In the year we also completed the qualitative assessment of risks and opportunities related to climate change for all segments of CSN, carried out based on the TCFD (Task Force for Climate Related Financial Disclosures) guidelines.

Dam management

CSN Mineração is at the world stage in the management of mining tailings having invested about R$ 400 million in technologies that have enabled better management of tailings with dry filtration and stacking, making since the beginning of 2020 our processes 100% independent of the use of the tailings dam.

The Company's social and environmental guidelines also include the monitoring of dams, used to contain tailings from the process of processing CSN Mineração's activities. According to the classification of the dam (Ordinance 70.389/2017 of the ANM), all dams are audited by independent companies specialized in the subject, aiming to attest to the stability or not of the dams and identify preventive actions to ensure this stability. The Dam Safety Plan and CSN Mineração's Emergency Action Plan for Mining Dams (PAEBM) are finalized with all necessary volumes consolidated in compliance with the ANM ordinance.

We closed the year 2021 with all, the dams of CSN Mineração remaining at zero emergency level, which is the best level according to the National Mining Agency (ANM).

In continuity with the decharacterization schedule of our dams, the work of the belt channel of the Vigia Dam was completed, which is in a process of decharacterization of the Dam with completion expected in 2023.

The Fernandinho dam (B2A), owned by the company Ores Nacional, which had in the first half of the year, its stabilization operation interrupted at the request of the National Mining Agency (ANM), had again authorized the stabilization works that are resulting in a substantial evolution of its safety factors.

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B - Social dimension

Job safety

Safety is our top priority, and in 2021 we reached the lowest historical level of our frequency rate (CAF+SAF– accidents with or without leave). There were 2.4 accidents/million man-hours, a decrease of about 2% compared to 2020, better rates in the last 7 years and higher percentage of reduction since the beginning of the compilation of data from the units in 2014, establishing a new milestone for the CSN group. In addition, 2021 was marked by the accumulated in the year of Zero accidents with clearance in the units: Cimentos Arcos, ERSA Mineração, Ores Nacional, Galvasud and FTL Ceará.

We are reaching the results of our constant evolution in accident prevention, always seeking to evaluate the potential of certain situations that may lead to fatal or high-severity accidents. Our strategy is in the task of identifying and preventing the risk of dangerous situations before they can lead to serious and fatal accidents.

The Directorate of Sustainability, Environment, Health and Occupational Safety was created in 2020 with independent scope and goals, but at the same time agreed with operations, always in order to strengthen our risk management structure. The area has outlined a roadmap to improve the culture, standards, and security processes at CSN to ensure that risk and safety assessments are at the heart of all decisions made in our company.

COVID-19

COVID-19 spread significantly on a global scale from March 2020, when the WHO (World Health Organization) decreed a global pandemic, a state that has the potential to cause significant global operational disruptions, increasing market volatility and affecting global and regional economies.

Like the entire planet, the CSN Group was also surprised by this unprecedented crisis but, through the immediate establishment of the Rapid Response Management Committee (Crisis Committee), reacted quickly and diligently based on ethical standards of professional conduct and social responsibility. To this end, it followed all the recommendations of prevention and containment of COVID-19 recommended by the health agencies competent to protect themselves, protect their employees the society around its operations, and in addition to its own operation against the social and economic effects produced by the virus.

With regard to occupational health, in 2021, we focused our efforts on implementing measures to prevent the spread of COVID-19 among our workforce and communities. We have established a dedicated committee to deliberate on COVID-19 matters and promptly adopt all recommended protocols, donating masks, hand sanitizers and cleaning products; strengthening hygiene practices in our areas of work; testing employees where applicable; and adoption of remote work arrangements for individuals in risk groups. These measures demonstrated our commitment to the well-being of our employees and communities.

As soon as the COVID-19 vaccine became available, the Company established partnerships with the municipalities in which they are located in order to promote vaccination of our employees. The Company encouraged all its employees to get vaccinated, at the end of 2021 75% of employees were vaccinated in full regime and 94% with at least one dose of vaccine

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In addition to the vaccine, strict and technically validated health measures and processes were implemented to protect the health of each person involved. Among them stand out:

•	Strengthening the hygiene of environments;
•	Availability of alcohol in gel 70%;
•	Increase, clarification, and incentive to social distancing;
•	Strengthening internal publications with covid-19 prevention information;
•	Cancellation of face-to-face meetings, in units or outside, as well as participation in internal and external training, using electronic means to carry out work contacts;
•	Cancellation of trips;

In addition to the adoption of validated medical protocols with:

•	Body temperature measurement of all employees in access to mines and offices;
•	Removal of cases tested positive for at least 14 days, according to the protocol of the Ministry of Health and WHO;
•	Removal of employees from risk groups, according to who and ministry of health criteria, with home-office implementation;
•	Dissemination of behavioral reinforcement materials in the prevention of COVID-19 through the company's official communication channels (Digital Communications, marketing emails, CSN TV and Security Alerts).

These measures helped preserve the health and lives of our employees, ensuring that there was no impact on our operational performance.

Diversity

We believe that Diversity and Inclusion is a promising path that contributes to the transformation of our society and drives our business, the initiatives and actions undertaken reflect in practice mechanisms that promote equity and bring sustainable results of representativeness and equality.

The CSN Group has a zero-tolerance commitment to any type of discrimination practice, expressed in its Code of Ethics. We understand that an inclusive and diverse environment is important to stimulate innovation and ensure the continuity of our business, CSN also believes that an inclusion approach is key to eliminating barriers that prevent the hiring and retention of women, and the consequent performance improvement due to gender diversity. By 2020, a bold goal was set: to double the female workforce at CSN by 2025 from 14% to 28%. Towards our commitment, we intensified the Training Women in The Steel Program in Volta Redonda and Mining in Congonhas and started the first class of Young Apprentices exclusively for women in FTL (Ferrovia Trasnordestina Logística). The class of 30 Young Women is a disruptive movement in the sector that aims at representing the railway in a sustainable way. The result of the representation of Women in the CSN Group went from 13.8% in December 2020 to 17.5% in September 2021, an increase of 27% in the period.

In relation to the result of Representativeness of people with disabilities, in 2021 we had a growth of 15%, compared to 2020, with practices aimed at the inclusion of these citizens, such as the Empowering Person with Disabilities, launched in 2021 with the objective of training and hiring. In addition, goals were rattled to all the group's businesses, directing everyone to a path of greater inclusion and diversity.

The highlight in The Steel Industry was the achievement of the Makes a Difference Award, in the Rio Development category, with the 'Diversity in The Steel Program'. The award, which is in its 18th edition, highlights inspiring initiatives that work a strategic vision of the business, integrating the social dimension, thus contributing to the sustainable development of the State of Rio. The projects developed by the companies nominated for the award were carried out in 2020 and are aligned with the Sustainable Development Goals (SDGs) of the United Nations (UN).

Social responsibility

The CSN Foundation is responsible for the social actions of the CSN Group. Its purpose is to transform lives and communities through social, cultural, and educational development. It carries out direct action projects in culture and education, where it is sponsored by the CSN Group and other partners, through tax incentive laws. It develops businesses, such as the Hotel-Escola

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Bela Vista, Vila Business Hotel in Volta Redonda (RJ), which generate resources entirely destined for the realization of social actions.

In 2021, the CSN Foundation completed 60 years of operation, with the development of actions aligned with the sustainable development goals (SDGs) established by the United Nations (UN). It materializes in its projects and programs, including the SDDs of 1. Poverty Eradication; 4. Quality Education; 5. Gender Equality; 8. Decent Work and Economic Growth; 10. Reduction of Inequalities and 17. Partnerships and Means of Implementation.

The CSN Foundation believes in the transformation of society through education and cultural expression. Among its actions, the Kid Citizen conducts a sociocultural project that serves 2,550 children and adolescents in the main cities where CSN is inserted. In 2021, its operations expanded with the opening of three more units of the Garoto Cidadão project in Mato Grosso do Sul.

Highlights of the CSN Foundation in the period:

•	CSN invested more than R$ 103 million in social responsibility with contributions to 104 projects in 27 cities.

•	The CSN Foundation is present in 31 cities with direct actions.
•	452 cultural actions carried out with an audience reach of 215,227 views.
•	474 students awarded scholarship programs.
•	4,578 young people impacted by the projects carried out by the CSN Foundation.

C - Governance dimension

CSN has been working on the formalization of its main ESG commitments. In the third quarter, the first meeting of the ESG Committee, a non-statutory advisory body to the Board of Directors of the CSN Group, took place, and whose composition includes its senior executive leadership. At this first meeting, the establishment of an Integrated ESG Management Commission was approved, to be composed of ambassadors appointed by the members of the body, so that its main functions will be to implement an open innovation and sustainability system. In addition, the Commission will be responsible for the action plans and initiatives organized from the materiality matrix of the CSN Group. The Materiality of the two companies is in the process of updating and will bring even more robustness to the implementation of the Committee next year, with maturity and focus on the material themes of CSN Group and CMIN. The new materiality will be presented in the next Integrated Report 2021.

9 - STATEMENTS ON PROJECTIONS AND FUTURE PROSPECTS

This document contains statements about the future that express or suggest expectations of results, performance, or events. Actual results, performance and events may differ significantly from those expressed or suggested by statements about the future due to several factors, such as: general and economic conditions of Brazil and other countries, interest and exchange rates, future renegotiations and early payment of bonds or credits in foreign currency, protectionist measures in Brazil, U.S. and other countries, changes in laws and regulations and competitive factors in general, on a regional, national or global scale.

CSN's financial information presented here in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil. Non-financial information, as well as other operational information, was not audited by the independent auditors.

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4Q21 AND 2021 FINANCIAL RESULTS

March 09, 2022

São Paulo, March 9, 2022 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its results for the fourth quarter of 2021 (4Q21) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

All comments presented herein refer to the Company’s consolidated results for the fourth quarter of 2021 (4Q21) and the comparisons are between the fourth quarter of 2020 (4Q20) and the third quarter of 2021 (3Q21). The price of the dollar was R$ 5.20 at 12/31/2020; R$ 5.44 on 09/30/2021 and R$ 5.58 on 12/31/2021.

4Q21 and 2021 Operational and Financial Highlights

RECORD RESULTS IN THE MAIN ACTIVITY SEGMENTS

The year 2021 was historic for CSN, with the strengthening of all business segments and revenue of approximately R$ 48 billion, driven by the favorable price environment and increased sales volume.

Adjusted EBITDA exceeded the mark of R$ 22 billion, with an Adjusted EBITDA margin of 45%, highlighting the strong cost control and operational efficiency.

In 4Q21, CSN recorded EBITDA of R$ 3.7 billion, with an adjusted EBITDA margin of 35%.

MINING EBITDA REACHED R$ 10.7 BILLION IN 2021 WITH A MARGIN OF 60%

Mining result was driven by the strong performance in the first half of the year. On the other hand, the result of 4Q21 was impacted by the strong rainfall volume and the scheduled operational halts held in November.

Even with these effects, the total production plus purchase of third parties was within the guidance disclosed by CSN and was 18% higher than in 2020.

STEEL INDUSTRY REACHES RECORD EBITDA FOR THE YEAR WITH STRONG MARGIN INCREASE

Favorable price and demand environment was decisive for overcoming the segment targets, which echoed in the increase of 310% steel adjusted EBITDA, in relation to 2020.

In 4Q21, the Company regained market share with the increase in sales volume compared to 3Q21.

LEVERAGE TARGET ACHIEVED WITH SOLID CASH GENERATION

Leverage level ended the year with a Net Debt/EBITDA ratio of 0.76x versus 2.23x in 4Q20, and below the ceiling of 1x placed as guidance by the Company. Current level of leverage is the lowest in the last ten years.

Annual Free Cash Flow reached the Record of $13.4 billion, an increase of 59% compared to 2020, mainly influenced by the Company's strong operating performance.

THE YEAR 2021 WAS MARKED BY THE CONSOLIDATION OF THE GROWTH STRATEGY IN THE CEMENT SEGMENT

Integration of Elizabeth Cements helped break seasonality and maintain the growth pace in 4Q21. In 2021, cement EBITDA was almost double over the previous year, reaching R$ 531 million with a margin of 37%, one of the highest in the entire sector, which reinforces the Company's competitive differentials. In the quarter, pressure on raw material costs led to a sequential decline of 4% in EBITDA.

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Consolidated Table – Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue in 4Q21 totaled R$10,361 million, representing an increase of 5.8% when compared to 4Q20 and an increase of 1.1% compared to 3Q21. This result is a consequence of the improvement in the steel segment, that showed volume recovery in the period, and the incorporation of Elizabeth Cimentos. The combination of these factors ended up compensating for the lower revenue in the mining segment that was impacted by a higher volume of rains in October and scheduled stopovers at both the mine and the port in November. In 2021, net revenue totaled R$48 billion, representing a significant increase of 59.4% compared to 2020. This was the highest turnover ever recorded in the company's history and reinforces the excellent moment and favorable environment in the main segments operated by CSN.

•	The cost of goods sold (COGS) totaled R$ 6,606 million in 4Q21, representing an increase of 18% compared to 4Q20 and 11% compared to 3Q21. This increase in costs was a consequence of the high prices of some raw materials such as coal and coke, in addition to the lower dilution of fixed costs in mining with the decrease in volume production.

•	Gross margin reached 36.2% in 4Q21 and was 5.8 p.p. lesser than 3Q21’s, as a result of the combination of lower operational efficiency and cost pressure in the period. On the other hand, yearly gross profit achieved R$22.1 billion, with a gross margin of 46.1%, representing an increase of 9.7 p.p. compared to 2020. This result reflects the favorable price environment observed in the main operational segments, in addition to the increase in the volume of goods sold, resulting in greater dilution of fixed costs.

•	In 4Q21, sales, general and administrative expenses totaled R$ 814 million, 6.8% higher than in 3Q21, as a consequence of the higher proportion of iron ore transoceanic freight in the CIF modality, in addition to higher demurrage costs.

•	The group of other operating income and expenses was negative in R$ 385 million in 4Q21, as a consequence of hedge accounting cash flow operations, which totaled R$ 208 million in the period.

•	The financial result was negative in R$ 460 million in 4Q21, which represents a 51% reduction compared to 3Q21 as a consequence of the lower cost of debt and the appreciation of Usiminas shares.

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•        The equity result was positive in R$ 19 million in 4Q21, a lesser performance of that observed in the previous quarter due to the worsening of MRS Logística's operations, which was directly impacted over the heavy rains on the period, that decreased the volume of moved cargo.

•        In 4Q21, the Company's net income was R$ 1,061 million, a result 20% inferior to that recorded last quarter due to the lower operating result that ended up compensating the lower financial expenses and taxes recorded in the period. In turn, net income for 2021 reached R$ 13.6 billion against the net income of R$ 4.3 billion recorded in 2020, representing an increase of more than 217%, which attests to the Company's strong operating performance, in addition of the reflex on the gain in the public offering of CSN Mineração shares and sales of part of USIMINAS' shares.

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that it should not be considered in the calculation of recurring operating cash generation.

•        In 4Q21, adjusted EBITDA was R$ 3.727 million, with an adjusted EBITDA margin of 34.9% or 5.7 p.p. below of that recorded in the previous quarter. This contraction was a consequence (i) of the seasonality of the period that was also intensified in this quarter with a higher volume of rainfall, that impacted the mining and cement segments; (ii) the freight cost that remained at high levels; and (iii) costs of some raw materials, such as coal and coke. In turn, EBITDA for 2021 reached a record level of R$ 22 billion, with an adjusted EBITDA margin of 44.8%, or 7.7 p.p. above that seen in 2020. The favorable price environment and the increase in sales volume in all segments were factors that contributed to this result.

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Adjusted EBITDA (R$ MM) and Adjusted Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the 100% stakes in CSN Mineração’s consolidation and 37.27% in MRS.

Adjusted Cash Flow¹

Adjusted Cash Flow in 4Q21 was positive at R$ 575 million, punctually affected by the increase in the Company's working capital and higher volumes of Capex and income tax. In 2021, Adjusted Cash Flow reached R$ 13.4 billion, representing a growth of 59% compared to 2020, as a result of the improvement in operating results driven by strong price realization in the steel, cement and mining segments.

Adjusted cash flow¹ in 4Q21 (R$MM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IR, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed of the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IR and CS.

Indebtedness

On December 31, 2021, consolidated net debt reached R$ 16,772 million, an increase of R$ 2.1 billion compared to the previous year, largely as a consequence of the repurchase programs made in the period, and the exchange rate variation. As a result, indebtedness was above the expected guidance for the end of the year, but with a leverage indicator (measured by the adjusted net debt/EBITDA ratio) of only 0.76x, i.e., below the 1x target, which reinforces the Company's commitment to maintain its capital structure solid and sustainable levels.

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Indebtedness (R$ Billion) and

Net Debt /Adjusted EBITDA (x)

¹ Net Debt / EBITDA: To calculate the debt considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

Continuing its debt extension plan, CSN concluded in 4Q21 the issuance of its 11th issue of debentures in the amount of R$ 1.5 billion with maturities in 2027 and 2028. In addition, in December 2021, the Company completed the process of extending its debt with Banco do Brasil, extending its payment period until 2025 and 2026. Additionally, the Company announced in February 2022 the first issuance of a CRI from CSN Cimentos, in the amount of R$ 1.2 billion and maturing from 2030. Finally, in that same month, CSN issued a new $500 million Bond maturing in 2032, in addition to the repurchasing of half of its issues due in 2026.

Amortization Schedule (R$ Bi)

¹ IFRS: does not consider participation in MRS (37.27%).

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The net foreign exchange exposure of the consolidated balance sheet of 12/31/2021 was negative by US$ 149 million, as shown in the table below, representing a significative decrease when compared to 3Q21, as a consequence of cash reduction and lessen volume on the operations of cash flow hedge accounting.

The Cash Flow Hedge Accounting adopted by CSN correlates the projected flow of dollar exports with future debt maturities in the same currency. Thus, the exchange variation of the dollar debt is temporarily recorded in the equity, being brought to the result when the dollar revenues from said exports occur.

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Investments

There where invested a total of R$965 million in 4Q21, a level 21% higher than the R$ 800 million invested on last quarter, as a result of the advance in productivity improvement and modernization projects to boost the performance of the UPV plant, with emphasis on the coke battery project, and the expansion and fleet acquisition projects for mining. In 2021, CSN invested a total of R$ 2,934 million, a level 73% higher than in 2020, which shows the efforts and advances in processing projects and capacity increase in mining.

Net Working Capital

The Net Working Capital applied to the business totaled R$1,586 million in 4Q21, an increase of 102% against 3Q21 due to the punctual increase in inventories, the increase in taxes to be recovered, resulting from the recognition of PIS/COFINS credits, in addition to the gradual normalization of the advance line of customers that was exceptionally high by the adjustments of amounts to be received under the form of provisional prices in mining.

The calculation of the Net Working Capital applied to the business does not take glencore's advance, as shown in the following table:

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4Q21	3Q21	4Q21 x 3Q21	4Q20	4Q21 x 4Q20
Assets	**15,472**	**15,016**	**3%**	**9,821**	**58%**
Accounts Recivable	2,597	3,242	-20%	2,867	-9%
Inventory [3]	11,076	10,441	6%	4,989	122%
Taxes to Recover	1,408	865	63%	1,605	-12%
Antecipated Expenses	225	297	-24%	211	7%
Other Assets NWC [1]	166	171	-3%	149	12%
Liabilities	**13,886**	**14,229**	**-2%**	**6,809**	**104%**
Suppliers	10,784	10,193	6%	5,443	98%
Payroll and Related taxes	553	607	-9%	433	28%
Taxes Payable	657	649	1%	171	285%
Advances from Clients	1,269	1,928	-34%	311	308%
Other Liabilities [2]	623	852	-27%	451	38%
Net Working Capital	**1,586**	**787**	**102%**	**3,013**	**-47%**

Operational Indicators	4Q21	3Q21	4Q21 x 3Q21	4Q20	4Q21 x 4Q20
Turnover ratio (days) Recivable	20	24	-4	23	-3
Turnover ratio (days) Inventory	140	141	-1	64	76
Turnover ratio (days) Suppliers	134	138	-4	94	40
Financial Cycle	**26**	**27**	**-1**	**-7**	**33**

¹ Other CCL Assets: Considers advance employees and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME are not considered the balances of warehouse stocks.

Remuneration to shareholders

On December 6, 2021, CSN announced the opening of a new repurchase program for the acquisition of up to 30,000,000 shares, lasting until June 30, 2022. To date, 29,038,600 common shares have been acquired at an average price of R$ 25.15, representing an amount of R$ 730.3 million or 97% of the total program. As of December 31, 2021, the Company maintained a total of 45,790,000 shares in treasury. In addition, CSN Mineração also approved the opening of its second repurchase program for the acquisition of up to 53,000,000 shares, of which 52,466,800 shares have already been repurchased at an average price of R$ 6.21, representing 99% of the total amount of this program or an invested amount of R$ 325.8 million. Considering all the programs, CSN repurchased over 4Q21 an amount equivalent to R$ 1.4 billion.

Additionally, the Board of Directors deliberated for ratification at the next GSM, the distribution of dividends in the amount of R$ 904.5 million to be allocated to the minimum mandatory dividend for 2021, equivalent to R$ 0.67/common share. These amounts will be added to the interest on equity declared in December in the amount of R$ 257.0 million, completing the distribution of 25% of the profit for the period.

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Results by Business Segments

Net Revenue by Segment - 2021 (R$ million-before eliminations)

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Result 4Q21 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,648	2,401	86	444	47	423	(687)	10,361
Domestic Market	4,966	448	86	444	47	423	(957)	5,456
Foreign Market	2,682	1,953	-	-	-	-	270	4,905
COGS	(5,096)	(1,669)	(60)	(342)	(39)	(269)	869	(6,606)
Gross profit	2,552	733	26	101	8	154	182	3,755
DGA/DVE	(324)	(86)	(8)	(42)	(8)	(72)	(273)	(814)
Depreciation	285	232	8	119	4	56	(81)	623
Contr. Proportional EBITDA in Conj.	-		-	-	-	-	163	163
Adjusted EBITDA	2,513	878	26	178	4	137	(10)	3,727

3Q21 Result (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,627	2,804	70	508	66	387	(1,216)	10,246
Domestic Market	5,508	971	70	508	66	387	(1,491)	6,020
Foreign Market	2,118	1,833	-	-	-	-	275	4,226
COGS	(4,736)	(1,883)	(53)	(325)	(38)	(229)	1,322	(5,942)
Gross profit	2,891	920	17	183	29	159	106	4,305
DGA/DVE	(302)	(70)	(7)	(34)	(9)	(61)	(281)	(762)
Depreciation	265	193	9	111	4	45	(94)	533
Contr. Proportional EBITDA in Conj.	-		-	-	-	-	220	220
Adjusted EBITDA	2,854	1,043	19	260	24	143	(49)	4,295

Result 4Q20 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,051	4,488	49	408	53	281	(537)	9,794
Domestic Market	3,787	494	49	408	53	280	(907)	4,165
Foreign Market	1,264	3,994	-	-	-	1	370	5,629
COGS	(3,802)	(2,051)	(49)	(290)	(32)	(172)	800	(5,596)
Gross profit	1,249	2,437	0	117	21	110	263	4,198
DGVA	(250)	(46)	6	(33)	(8)	(24)	(387)	(741)
Depreciation	238	809	8	104	4	43	(89)	1,118
Contr. Proportional EBITDA in Conj.	-		-	-	-	-	162	162
Adjusted EBITDA	1,238	3,200	14	189	18	129	(51)	4,738

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 1,911 million tons (Mt) in 2021, up 3.6% from 2020. China alone produced 54% of global production (1,032.8 Mt), but there was a 3% drop in Chinese production over the year due to the end of subsidies, in addition to efforts to control carbon emissions in the period. Brazil produced 36 Mt, with an annual growth of 14.7%, in line with the verified inventory recovery, mainly at the beginning of the year. For 2022, the expectation is that the market will remain favorable for steel demand, which should sustain international prices in the short term. Additionally, coal and coke prices have undergone strong corrections at the end of 2021 and have remained at a high level at the beginning of the year, which may be another factor in sustaining the price of steel throughout 2022.

Steel Production (thousand tons)

In the case of CSN, plate production in 4Q21 totaled 988 mil tons, a volume 11% inferior compared to the previous quarter, due to the impacts caused by corrective maintenance in the period, which affected both the production of plates and flat laminate, which showed a 16% reduction in production. In 2021, in turn, plate production was 15% higher than in 2020, totaling 4,071 kton, the second largest production volume in CSN's history. On the other hand, the production of flat laminates, our main market, increased by 12% compared to 2020 and reached 3,789 kton, which reinforces the advances in the projects of debottlenecking and modernization of our plants. The same can be said for the production of long steels with a total of 236 kton in 2021.

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Sales Volume (Kton) - Steel

4,651
4,602
765
740
126
114
340
320
216
253
3,204
3,176
1,229
182
38
87
32
891
982
166
20
62
54
679
1,024
165
30
66
72
690
4Q20
3Q21
4Q21
2020
2021
Local Market
LLC
Lusosider
Exportation
SWT

In the fourth quarter of 2021, total sales reached 1,024 thousand tons, volume 4% superior to that recorded in the third quarter of 2021, as a result of the increase in sales volume on the distribution market and steel for construction, in addition to a higher volume of sales in the foreign market. Through the year, the total sales were practically stable and compared to the one recorded in 2020 and only did not have a better performance due to the commercial strategy adopted in 3Q21 to prioritize price over volume and the decrease in sales of European subsidiaries in the second half.

In 4Q21, domestic sales totaled 690,000 tons of steel products, 2% higher than in 3Q21, which signals a resumption of sales even in a period of negative seasonality in addition to the success in efforts to regain market share lost in the previous quarter. Of this total, 616,000 tons refer to flat steels and 74,000 tons to long steel, a record volume for CSN and reinforces that the construction scenario continued to warm at the end of the year.

In the foreign market, sales of 4Q21 totaled 333,000 tons, a volume 10% higher than in 3Q21, as a consequence of a greater dynamism in the zinc and metal sheet segments. During the quarter, 30,000 tons were exported directly, and 303,000 tons were sold by subsidiaries abroad, 72,000 tons by LLC, 165,000 tons by SWT and 66,000 tons by Lusosider.

In relation to the total sales volume in 4Q21, the share of flat steel coated products accounted for 49%, a performance of 3.4 p.p. lower than 3Q21. Sales volumes for the construction (+24%) and distribution (+5%) segments were the main positive highlights of the period. The year 2021 was marked by a 26% increase in the sales volume of the automotive market, even with the persistence of the crisis in the supply of semiconductors. Additively, we also had strong performance in the home-appliances (+19%) and industrial (+19%) segments.

According to the ANFAVEA (National Association of Motor Vehicle Manufacturers), the production of in 2021 registered 2,248 thousand units, an increase of 11.6% compared to the previous year. Brazil had a 3% increase in vehicle licensing between 2021x2020, while the exports of motor vehicles increased by 16% compared to 2020. In addition, the year of 2021 was marked by greater diversification in the export of Brazilian vehicles, with increased exports to Colombian, Chilean and Peruvian markets.

According to data from the Brazil Steel Institute (IABr), crude steel production in the fourth quarter was 8.6Mt, a performance 2% lower than in the same period last year. Apparent Consumption for the quarter was 8.8% lower than in 4Q20. The Steel Industry Confidence Indicator (ICIA) for December 2021 was 44.9 points, below the 50 point dividing line, indicating a moment of greater uncertainty in the local market.

According to IBGE data, the production of appliances for the year 2021 recorded a 4.5% reduction compared to the same period last year. In the quarterly comparison, the fourth quarter showed a 15% decrease compared to 3Q21, due to a decrease in the production of appliances in December, following the period seasonality.

Sale by Market Segment

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•	Net revenue in Steel reached R$7,648 million in 4Q21, 0.3% higher than in 3Q21. As commented earlier, the increase in sales volume was partially offset by falling prices in the domestic market. In this sense, the average price of 4Q21 in the domestic market was 10% lower than that of 3Q21, a performance in line with the international. On the other hand, the exportation price increased 16% compared to last quarter, a performance pulled by U.S. domestic prices that maintained the high tendency throughout the year of 2021. As a result, revenue from international markets reached record highs and accounted for 35% of revenue for the quarter. The year 2021 was also marked by the record net revenue for the steel industry, surpassing the mark of R$ 30 billion, with a result 81% higher than the revenue recorded in 2020. The consistent price increase recorded throughout the year with the maintenance of a heated demand were the main factors that contributed to this solid performance.

•	The cost of plate consumed in 4Q21 reached R$3,673/t, down 1% compared to the previous quarter, due to lower raw material costs, mainly due to the fall in the price of iron ore. Additionally, it is worth mentioning that although coal and coke prices have reached historical high levels, this behavior will only be reflected in the 1Q22 result due to the inventory levels of these commodities.

•	In turn, adjusted EBITDA reached R$2,513 million in 4Q21, 12% lower than in 3Q21, which had been the company's all-time record, with an EBITDA margin of 32.9%. This lower profitability in the period mainly reflects mostly in the seasonality and adjustments in steel prices in the Brazilian market. On the other hand, 2021 reached an Adjusted EBITDA of R$ 9,893 million, an all-time record for the segment and a performance 310% higher than in 2020, with an EBITDA margin of 32.9%, which represents an increase of 18.4 p.p. This result reflects the extraordinary moment in which the sector passes, which has presented a sustainable dynamic of prices and demand, bringing a positive bias for the year 2022.

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Adjusted EBITDA and Steel Margin (R$ MM and %)

Mining Result

In mining, the year 2021 was marked by high volatility in relation to the price of iron ore and sea freight. After a first half with historic iron ore price records in response to heated demand and limited supply in the seaborne market, we had a second half of the year with strong adjustments due to concerns and uncertainties regarding the Chinese steel market, especially in the regarding the greater control of steel production associated with carbon emissions, inflationary pressures, energy and real estate crisis, in addition to issues related to Covid and its impacts on ports. After falling more than 61%, the price of ore rose again at the end of the year, with new rounds of stimulus from the Chinese government and has remained at a high level in early 2022 as Chinese authorities try to reach a balance between stimulating economic growth without bringing greater inflationary pressures. In this context, ore averaged US$ 109.61/dmt (Platts, Fe62%, N. China) throughout 4Q21, 33% lower than in 3Q21 (US$ 162.94/dmt) and 18% lower than 4Q20 (US$ 133.7/dmt).

Regarding the sea freight, Route BCI-C3 (Tubarão-Qingdao) reached an average of US$ 31.04/wmt in 4Q21, which represents a slight retraction of 2% in relation to the previous quarter, as a result of the continuity of the crisis of logistic transport faced in the transoceanic market.

•	Iron ore production totaled 7 million tons in 4Q21, which represents a decrease of 33% compared to 3Q21, as a consequence of scheduled maintenance stoppages carried out in November, in addition to a lower volume of ore purchases from third parties and the heavy rains that occurred especially in the states of Minas Gerais and Rio de Janeiro, in October. The year 2021, however, was marked by an 18% increase in the volume produced. Additionally, it is worth noting that the total production plus purchases from third parties was within the guidance disclosed by the Company.

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•	Sales volume reached 7,719 million tons in 4Q21, a 6% lower performance than the previous quarter as a result of the lower volume of shipments, due to the programmed stop and the high level of humidity verified in the period. The sales volume in 2021 was 7% higher than in 2020.

•	In 4Q21, net revenue from mining totaled R$2,401 million, 14.3% lower than in the previous quarter, as a result of the combination of lower prices realized with a lower volume of shipments, reflecting the same effects that impacted production in this quarter. Unit net revenue was US$ 55.84 per wet ton, which represents a 15% decrease against the previous quarter. The 33% drop in the benchmark index was partially offset by the positive impact of sales in lagged quotation periods, in addition to the lower impact of the realization of sales prices made in periods prior to 4Q21. Compared to 2020, the year was extremely positive for the Company and net revenue totaled more than R$18 billion, 42% higher than the previous year and with unitary net revenue of US$100.83/t against US$78.96 /t in 2020. The main highlight of the year was precisely the appreciation of the price of ore, which reached the mark of US$ 233.00/t in May, boosting the segment's result to a level never reached before.

•	The cost of goods sold from mining totaled R$ 1,669 million in 4Q21, which represents a decrease of 11% compared to the previous quarter, resulting from the lower volume of purchase of third parties and the lower amount of products sold. The C1 Cost was USD 21.6/t in 4Q21, 15% higher when compared to 3Q21, mainly the result of a lower dilution of fixed cost due to the drop in volume produced, in addition to the increase in port expenditure associated with the scheduled halt on TECAR, higher demurrage and the increase in the dollar in the period.

•	In turn, Adjusted EBITDA reached R$ 878 million in 4Q21, with a quarterly EBITDA margin of 36.6% or 0.6 p.p. lower than in 3Q21. The lower dilution of fixed costs combined with the lowest prices, the lower numbers of shipped cargo, the increase in C1 and demurrage were the main responsible for the pressure of CSN mining margins this quarter. In the year, adjusted EBITDA reached the record value of R$10.7 billion, 30% higher than 2020’s EBITDA, mainly due to the strong performance achieved in the first half of the year. Ebitda margin in 2021, in turn, was 60% or 5.4p.p. lower than in 2020, given the pressure faced in some costs throughout the year, such as the increase in sea freight.

Cement Result

2021 was another positive year for the Brazilian cement market. Domestic sales totaled 64.7 million tons, an increase of 6.6% compared to 2020. The fourth quarter of 2021, however, was marked by the expected seasonality of the end of the year and recorded a decrease in the sales rate of 11.7% compared to the previous quarter. For the year 2022, the National Union of the Cement Industry (SNIC) expects an accommodation period, with an expected growth of 0.5% and limited by the rise in interest rates and the decrease in national GDP growth. On the other hand, 2022 is an election year and, despite the instability inherent in the process, the government itself has already announced that it intends to inject R$ 389 billion in investments in infrastructure projects, which should insure the demand for cements.

In the case of CSN Cimentos, sales in 4Q21 were 8.8% higher than in the previous quarter, totaling 1,336kton, and 26.5% higher than in 4Q20. Contributing to this performance was the incorporation of Elizabeth Cimentos, which accounted for 20% of sales in the period. In the year's results, 2021 goes down in history as the period of consolidation of the strategy for the sector, with strong evolution in its own operations, acquisitions of strategic assets and completion of the corporate restructuring that left the company ready to unlock its growth projects. The volume sold in 2021 was 4,710kton, 18% higher than in 2020 (or 8% growth if we disregard the acquisition of Elizabeth). The commercial strategy of prioritizing bagged material and concentrating sales in smaller retail stores has proven effective, as in 4Q21 the main drivers of activity growth were the continuity of construction and renovations through self-construction.

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Sales Volume - Cements (thousand tones)

* Alhandra's operations were integrated in September 2021.

•	As a result, the segment's net revenue reached R$423 million in 4Q21, a performance 9% higher than in the previous quarter, as a result of the incorporation of Elizabeth Cimentos, which ended up offsetting the seasonality of the period and the high rainfall recorded in October. Regarding the FOB price realized in the quarter, we had a 3.9% retraction in relation to the previous quarter, due to changes in the sales mix. On the other hand, we had a 31.6% increase in the FOB price in 2021 when compared to 2020, which shows the positive and sustainable trend we have seen for cement prices in Brazil.

•	Unit costs also rose, but to a lesser extent, as a result of the increase in the price of imported coke and higher consumption of clinker, in addition to the scheduled stop in November.

•	Thus, adjusted EBITDA in the segment decreased 4% compared to the previous quarter, reaching R$ 137 million and adjusted EBITDA margin of 32.5%. This reduction is still a reflection of administrative expenses related to the integration and capture of synergies with Elizabeth Cimentos and the pressure on raw material costs. For 2021, cement operations reached a record EBITDA of R$ 531 million, 96% higher than in 2020, and with an EBITDA margin of 37% or 5.6 p.p. above the one presented in 2020.

Logistics Result

Rail Logistics: In 4Q21, net revenue reached R$ 444 million, with adjusted EBITDA of R$ 178 million and adjusted EBITDA margin of 40.1%. Compared to 3Q21, net revenue decreased 13% due to rainfall recorded in the period that impacted the volume of goods transported, and with an adjusted EBITDA of 32% inferior. In 2021, rail logistics reached a record result, with net revenue of R$1,839 million (23% higher than 2020) and with EBITDA of R$ 833 million, also 23% higher than last year, and with an EBITDA margin of 48%.

Port Logistics: In 4Q21, 282,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 19,000 containers, 12,000 tons of general cargo and 314,000 tons of bulk. Compared to the previous quarter, the two most significant variations were in the overall load volume, with an increase of 165%, and steel products, which increased by 21% due to the increase in the sales of coils and plates in the period. In 2021, there was a 22% decrease in the volume of containers due to the crisis faced in the logistics segment throughout the year, which generally affected all the seafood companies. To mitigate the effects of this retraction in container volume, TECON sought new markets and began operating sugar shipments, in addition to new bulk, including solid bulk, limestone, pellet ore, gypsum, dolomite and large general cargo projects. The net revenue of the port segment was 23% higher than in the last quarter, reaching R$ 86 million in 4Q21. With the operational improvement in administrative expenses, adjusted EBITDA increased 35%, reaching R$ 26 million in the quarter and adjusted EBITDA margin of 30.2%, or 2.7 p.p. higher. In 2021, port logistics revenue reached a record value of R$ 311 million, 21% higher than in 2020, and with record EBITDA of R$ 91 million, an increase of 22% compared to last year.

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Energy Result

In 4Q21, the volume of energy traded generated net revenue of R$47 million, with an adjusted EBITDA of R$ 4 million and an adjusted EBITDA margin of 7.8%. Compared to the third quarter of 2021, net revenue decreased by 29%, due to the scheduled stoppages carried out in the period that demanded lower energy volumes. Adjusted EBITDA fell by 85%, mainly due to the fact that the sector has high fixed costs. In 2021, the energy segment posted net revenue of R$223 million and Adjusted EBITDA of R$62 million, which represents an increase of 29% and 93%, respectively, compared to 2020.

ESG - Environmental, Social & Governance

Since 2020, we have been working on the development of the diagnosis and internal analysis of our ESG actions based on frameworks and methodologies used in the evaluations of ESG rating agencies. This process presented us with gaps and opportunities, which we classified, prioritized, and delegated internally in order to continuously improve our ESG practices. In 2021, the efficiency of this process can also be recognized through the significant improvement in the evaluation of our performance measured by the world's leading ESG rating agencies, among them: S&P Global, Sustainalytics, FTSE4Good Index, CDP, ISS ESG, which qualify us, in many cases, above the industry average.

ENVIRONMENTAL DIMENSION

Environmental Management

CSN maintains several instruments of Socio-environmental Management and Sustainability in order to act in a propositional way and serve the various stakeholders involved in the communities and businesses in which it operates. We constantly work to transform natural resources into prosperity and sustainable development. To this end, the Company monitors and guarantees the proper functioning of its Environmental Management System (EMS), implemented according to the requirements of the international standard ISO 14001: 2015, certified by an independent international body in all its main units. In 2021, we achieved ISO 14001:2015 certification in two more units, TECAR Port (RJ) – our port unit – and arcos (MG) certification in our cement plant.

The year also marked the first certification in ISO 9001 – Quality Management System, the Port of TECAR (RJ), Mina Casa de Pedra (MG) and Mineração ERSA (RO).

In addition, when starting its 2021 performance evaluation cycle, the areas with the most interface with the ESG theme established goals related to the payment of variable remuneration (PPR), with the objective of strengthening the proactive culture in the face of the main sustainability challenges and proposing innovative solutions to reinforce the commitment of the CSN Group with socio-environmental aspects.

As a highlight in the search for better performance in the use of natural resources, we closed the year 2021 with a drop of 16.2% in the specific capture of water per ton of steel produced, when compared to the year 2020, from 22.1 m³/t of steel in 2020 to 18.5m³/t of steel in 2021. Compared to 2019, the reduction is even more significant, with a 27.7% reduction.

With regard to the search for reduction of waste disposal in landfills, the Presidente Vargas Plant, in 2021, reached the mark of 34.7% annual reduction in the shipment of process mud to class II landfills, when the target proposed by the company was a reduction of 10%. This positive result and beyond what was expected was achieved due to alternative destination strategies, such as market prospecting of new customers for mud consumption and the use of waste for recovery of areas degraded by erosive processes.

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It is also notelike the reuse of FEA powder residue generated by the Steel Industry, for the internal production of metal briquets, whose reuse target was 60% to 80% of the generation of this waste. In 2021 the proposed goal was reached, presenting a reuse of 76% of the volume generated, September being a month to sand out, when 100% of the volume generated was used for internal production of metallic briquets.

Climate Change

The 4Q21 marks the company's support for the ICO2, B3's Carbon Efficient Index, which demonstrates our commitment to the transparency of our emissions, on the road to a low-carbon economy. The index is composed of shares of companies in the IBrX50 index that transparently demonstrate their practices in relation to their greenhouse gas emissions.

In addition, we improved our performance in CDP (Disclosure Insight Action) in the Climate Change module when we move from C to B.

CSN invests efforts and resources to reduce greenhouse gas emissions and mitigate impacts related to climate change.

Through the use of software with artificial intelligence, the Marginal Abatement Cost Curve (MAC Curve) was generated from the current GHG emissions scenario, as well as emission projections in a normal business environment, and projections of low Carbon scenarios, considering the feasibility and impact of different mitigation options.

120 proposals for technologies applicable to the steel and cement branches that have already undergone a prior analysis of applicability within our units have been mapped. Among these initiatives there are improvements in the production process to disruptive technologies such as the use of DRI and Hydrogen.

The Tool also assists in the construction of carbon pricing scenarios and provided the Company to develop its Roadmap for Decarbonization and disclose its new GEE reduction targets. Between the new targets, we highlight:

•	In Steel: Reduction of 10% of the emission intensity by ton/steel produced by 2030 and a reduction of 20% by 2035 (base year 2018), according to the WSA methodology.
•	In Mining: Reduction of 30% of GEE emissions, per ton of ore produced, intensity by 2035, and net zero reach by 2044 in scopes 1 and 2.
•	In cement production, in 2021, we achieved a significant reduction in our GHG emissions of 8% when compared to 2020 emissions, reaching the industry target projected for 2030 according to the Brazilian Cement Technology Roadmap, with this we set as a goal to reduce by 28% (base year 2020) our emissions by 2030, reaching 20 years in advance the sector target established for 2050.

In 4Q21 we also conclude the qualitative assessment of risks and opportunities related to climate change for all segments of CSN, carried out on the basis of the TCFD (Task Force for Climate Related Financial Disclosures) guidelines.

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Dam Management

We closed the year 2021 with all, the dams of CSN Mineração remaining at zero emergency level, which is the best level according to the National Mining Agency (ANM).

In continuity with the decharacterization schedule of our dams, the work of the belt channel of the Vigia Dam was completed, which is in a process of decharacterization with completion expected in 2023.

The Fernandinho dam (B2A), owned by the company Ores Nacional, which had in the first half of the year, its stabilization operation interrupted at the request of the National Mining Agency (ANM), was able to restart again in 4Q21 the works that are resulting in a substantial evolution of its safety factors.

SOCIAL DIMENSION

Safety of Work

Safety is our top priority, in 4Q21 CSN ended the period with a frequency rate of accidents with and without leave (CAF+SAF) of 2.6 per million HHT, which demonstrates a slight increase in relation to the performance of 3Q21 of 2.4. However, 2021 ended with a frequency rate (CAF+SAF – accidents with or without leave) of 2.4 accidents/million men worked hours, a reduction of 2% compared to 2020, the lowest result in the last 7 years.

We highlight in this scenario the reduction of frequency rates (CAF+SAF - accidents with or without leave) of logistics (16.2%), metallurgy (1.9%) and steel (7.9%) when compared to 3Q21.

COVID-19

In order to provide greater access for its employees to vaccines, CSN, in partnership with local governments, conducted vaccination campaigns in its units considered as essential service providers. An internal survey was also launched for all its public in order to measure the population already vaccinated, guide, monitor and collect compliance with the vaccination scheme of all its employees.

By the end of 2021, 75% of the workforce had full vaccination coverage, with 94% of the workforce with at least the first dose of the vaccine.

DIVERSITY

Diversity and Inclusion is an important to the transformation of our society and drives our business, initiatives in 2021 reflect in practice mechanisms that promote equity and bring sustainable results of representativeness and equality.

Towards our commitment to arrive in 2025 with 28% of Women in the CSN group, we intensified the Programa Capacitar Mulheres in The Steel Industry in Volta Redonda and Mining in Congonhas and started the first class of Young Apprentices exclusively for women in FTL (Trasnordestina Logística Railway). The class of 30 Young Women is a disruptive movement in the sector that aims at representing the railway in a sustainable way. The result of Gender Representativeness in the CSN Group in 2021 was 17.5%, an increase of 20.7% compared to the previous year. In relation to the absolute number, the company added 1,073 women, reaching 4,444 in December.

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In relation to the result of Representativeness of people with disabilities, in 2021 we had a growth of 15%, compared to 2020, with practices aimed at the inclusion of these citizens, such as the Empowering Person with Disabilities, launched in 2021 with the objective of training and hiring. In addition, goals were rattled to all the group's businesses, directing everyone to a path of greater inclusion and diversity.

SOCIAL RESPONSIBILITY

In 2021, the CSN Foundation completed 60 years of operation, with the development of actions aligned with the sustainable development goals (SDGs) established by the United Nations (UN). It materializes in its projects and programs, including the SDDs of 1. Poverty Eradication; 4. Quality Education; 5. Gender Equality; 8. Decent Work and Economic Growth; 10. Reduction of Inequalities and 17. Partnerships and Means of Implementation.

The CSN Foundation believes in the transformation of society through education and cultural expression. Among its actions, the Kid Citizen conducts a sociocultural project that serves 2,550 children and adolescents in the main cities where CSN is inserted. In 2021, its operations expanded with the opening of three more units of the Garoto Cidadão project in Mato Grosso do Sul.

Highlights of the CSN Foundation in the period:

•	CSN invested more than R$ 103 million in social responsibility with contributions to 104 projects in 27 cities.

•	The CSN Foundation is present in 31 cities with direct actions.

•	452 cultural actions carried out with an audience reach of 215,227 views.

•	474 students awarded scholarship programs.

•	4,578 young people impacted by the projects carried out by the CSN Foundation.

GOVERNANCE

CSN has been working on the formalization of its main ESG commitments. In the third quarter, the first meeting of the ESG Committee, a non-statutory advisory body to the Board of Directors of the CSN Group, took place, and whose composition includes its senior executive leadership. At this first meeting, the establishment of an Integrated ESG Management Commission was approved, to be composed of ambassadors appointed by the members of the body, so that its main functions will be to implement an open innovation and sustainability system. In addition, the Commission will be responsible for the action plans and initiatives organized from the materiality matrix of the CSN Group that are in the process of updating and will bring even more robustness to the implementation of the Committee in 2022. The new materiality matrix will be presented in the next Integrated Report 2021.

INNOVATION

The Innovation agenda for the fourth quarter of 2021 of the CSN Group was marked by the progress of initiatives and investment growth aligned with the company's ESG goals. With the updating of our commitments to combat climate change, we participated alongside important investors such as Breakthrough Ventures, Bill Gates' green fund, in the investment round of the Israeli green hydrogen startup, H2Pro, which aims to produce green hydrogen on a large scale, efficiently and at low cost. With this we have mapped many initiatives for the use of Green Hydrogen in our operations and that will help us in accelerating the energy transition of our activities.

Focusing on the theme of Industry 4.0, we made an investment in startup Oico - B2B (Business to Business) marketplace for civil construction that with innovative technology we will be able to scale our sales channels. Clarke Energia was also a strategic investment made by CSN Inova Ventures in the fourth quarter. Working on the theme of Greentechs (Energy Technology), this startup positions itself as a digital energy manager and better access to the free energy market.

We started at CSN Mineração, the implementation of an autonomous system of the truck fleet of The Casa de Pedra Mine (Congonhas - MG), which will support the possibility of remote, systemic, and high-precision operation of tractors and semi-autonomous in the fleet of drills. With the implementation of this innovative project, we will have the possibility of reducing the fleet of mechanical diesel trucks and consequently the reduction of atmospheric emissions, in addition to greater efficiency and safety of our workers.

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With more than 70 years of experience, the CSN Research Center located in Volta Redonda maintains the evolution of our portfolio through the development of new steel products. In 2021, about 100 new steels were under development, with 4 new specifications released in the last quarter of 2021. In the year, we reinforced our performance in advanced techniques such as Augmented Reality and numerical simulation for process optimization and product development and application. We have started commissioning the Vacuum Induction Furnace and Gleeble the most modern thermomechanical simulator of steel processes in Latin America.

In parallel and in synergy with our venture capital fund theses, we have advanced in the consolidation of the Graphene Skills Cell and pilot projects, in addition to initiating the commissioning of the pilot plant in CCU (Carbon Capture and Utilization) that aims to produce ecological blocks from waste.

Capital Markets

In the fourth quarter of 2021, CSN shares fell 13%, while the Ibovespa fell 5.5%. The average daily value (CSNA3) traded at B3, in turn, was R$ 311.3 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) devaluation of 15.6%, while the Dow Jones rose 1.45%. The daily average trading with ADRs (SID) on the NYSE was $17.0 million.

4Q21
Number of shares in thousands	1,387,524.0
Market Value
Closing Quote (R$/share)	24.99
Closing Quote (US$/ADR)	4.44
Market Value (R$ million)	34,674
Market Value (US$ million)	6,214
Change in period
CSNA3 (BRL)	-13.0%
SID (USD)	-1.6%
Ibovespa (BRL)	-5.54%
Dow Jones (USD)	1.45%
Volume
Daily average (thousand shares)	12,489
Daily average (R$ thousand)	311,315
Daily average (thousand ADRs)	3,922
Daily average (US$ thousand)	17,043
Source: Bloomberg

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INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

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BALANCE SHEET - CONSOLIDATED - Corporate Law - In Thousands of Reais

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CASH FLOW - CONSOLIDATED - Corporate Law - In Thousands of Reais

4Q21	3Q21
Net Cash Flow from Operating Activities	**1,337,724**	**5,207,634**
Net income / (Loss) for the year attributable to controlling shareholders	903,305	1,149,537
Net income / (Loss) for the year attributable to non-controlling shareholders	157,691	175,115
Charges on loans and financing raised	473,485	654,037
Charges on loans and financing granted	(24,763)	(18,336)
Charges on rental liabilities	17,298	15,784
Depreciation, exhaustion and amortization	648,299	557,636
Equity income	(18,949)	(94,989)
Deferred taxes	472,440	706,547
Tax, social security, labor, civil and environmental provisions	(13,925)	(23,272)
Net monetary and exchange variations	355,154	253,884
Asset and intangible losses	69,714	730
Update actions - VJR	197,237	629,570
Receivables for indemnification	(4,428)	(4,428)
Passive environmental provisions and deactivation	16,095	28,576
Usiminas Dividends	(17,623)	(179,215)
Provision (Reversal) for consumption and services	39,642	(35,046)
Other provisions	16,283	(19,198)
Change in assets and liabilities	**(1,584,834)**	**1,935,544**
Accounts receivable - third parties	(88,707)	3,806,122
Accounts receivable - related parties	45,142	(12,020)
Inventories	(1,617,774)	(2,348,731)
Dividends and related share credits	206,475	-
Taxes to Compensate	(594,656)	(361,363)
Judicial Deposits	18,843	(12,733)
Suppliers	(119,693)	(491,448)
Suppliers - Risk Cashed and Forfaiting	980,573	1,268,935
Salaries and social charges	(67,758)	33,930
Tributes / Refis	(221,495)	349,776
Accounts payable - related parties	15,916	(23,672)
Advance of customers - Glencore	(215,706)	(136,856)
Other	74,006	(136,396)
Other payments and receipts	**(364,397)**	**(524,842)**
Interest Paid	(434,811)	(694,249)
Payment of cash flow hedge operations	70,414	169,407
Cash Flow from Investment Activities	**(770,761)**	**(2,047,529)**
Investments/AFAC	(145,363)	(88,474)
Fixed Asset Acquisition, investment property and intangible assets	(964,875)	(792,519)
Loans granted - related parties	(7,656)	(10,521)
Financial application, net redemption	347,133	(219,281)
Cash in Elizabeth's consolidation	-	54,768
Deposit under warranty for acquisition of LafargeHolcim	-	(263,750)
Cash paid in the acquisition of investment - Cements Elizabeth	-	(727,752)
Cash Flow from Financing Activities	**826,281**	**(9,640,730)**
Borrowings loans and financing	4,538,021	1,412,321
Amortization loans - main	(2,304,770)	(8,636,662)
Borrowing Cost	(3,057)	(30,815)
Lease amortization	(32,607)	(26,724)
Dividends and interest on equity paid	(57)	(2,213,711)
Repurchase of treasury shares	(1,371,249)	(145,139)
Exchange Variation on cash and cash equivalents	**(1,869)**	**(21,023)**
Increase (Decrease) in Cash and Cash Equivalents	**1,391,375**	**(6,501,648)**
Cash and cash equivalents at the beginning of the period	15,255,105	21,756,753
Cash and cash equivalents at the end of the period	16,646,480	15,255,105

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1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “Company”, is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers, and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction, and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through the Terminal de Carvão e Minérios from the Itaguai Port– (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises of tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking. Approximately R$250 million were invested in the two tailings filtration plants that have a combined total filtration capacity of 9 million tons per year.

Because of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market in 2009, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

On January 31, 2021, the Company concluded the drop down of the cement segment and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (“CSN Cimentos”) see the note 11.c.

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On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco, under the terms of the Investment Agreement, Purchase and Sale of Quotas, Shares and Other Covenants entered into on June 29, 2021, as detailed in note 4 - Business Combination. With the closing of this transaction, CSN Cimentos now has a total capacity of 6 million tons per year.

On September 9, 2021, a Purchase and Sale Agreement was signed for the acquisition of 100% of LafargeHolcim's operations in Brazil. With the closing of the transaction, CSN Cimentos will have a total capacity of 16.3 million tons per year. The deal was valued at US$1.025 billion, and the closing of the operation, which involves cash payment, is subject to approval by the competition authority. On the same date, the Company deposited in an Escrow Account with Banco Santander, the amount of US$50 million, equivalent to R$263.7 million, as part of the negotiations for the acquisition of LafargeHolcim.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the latter two hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha - Pecém (Railway System II), under construction, and FTL being responsible for the rail links of São Luis - Altos, Altos - Fortaleza, Fortaleza – Souza, Souza- Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

•	GOING CONCERN

The Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2021, have been prepared on a basis of operational continuity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated and parent company financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the financial statements, and only this information, which correspond to those used by the Company's management in its activities

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2.b)	Basis of presentation

The financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses.

When IFRS and CPCs allows an option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous year presented, as shown below:

•	Explanatory note 7 - Recognition of the provision for expected losses (impairment) accounts receivable from customers;

•       Explanatory note 11 e - Recoverability test of investment on Transnordestina Logística SA (“TLSA”);

•       Explanatory note 13 a - Goodwill impairment test;

•       Explanatory note 15.b - Derivative financial instruments and hedge accounting (“hedge accounting”);

•       Explanatory note 19 d - Deferred income and social contribution taxes: availability of future taxable income against which deductible temporary differences and tax losses can be used;

•       Explanatory note 21 - Provision for tax, social security, labor, civil, environmental risks and judicial deposits;

•       Explanatory note 22 - Provisions for environmental liabilities and asset retirement obligations;

•       Explanatory note 31 - Employee benefits.

The consolidated financial statements were approved by Board of Directors on March 09, 2022.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated financial statements are presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of December 31, 2021, US$1.00 was equivalent to R$5.5805 (R$5.1967 on December 31, 2020) and €1.00 was equivalent to R$6.3210 (R$6.3779 on December 31, 2020), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

2.e)	Adoption of new and revised International Financial Reporting Standards (IFRS) and CPC

During the year of 2021, the Accounting Pronouncements Committee (CPC) and the IASB issued the revision of the rules below, already in force in the year of 2021. Some accounting pronouncements that became effective as of January 1, 2021, having adopted and without physical impact on the Company's results and financial position were as follows:

•	CPC 06 (R2)/ IFRS 16 – Leases;
•	CPC 11/IFRS 4 - Insurance Contracts;
•	CPC 15 (R1) / IFRS 3 - Business Combination;

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•	CPC 25 / IFRS 37 - Provisions, Contingent Liabilities and Contingent Assets;
•	CPC 27 / IAS 16 - Fixed Assets;
•	CPC 40 / IFRS 7 - Financial Instruments: Disclosures;
•	CPC 48/ IFRS 9 - Financial Instruments.

Additionally, the IASB is preparing new pronouncements and revisions of existing pronouncements, which will become effective only on January 1, 2023, with the convergence of the pronouncements by the CPC, as follows:

•	- CPC 26 (R1) / IAS 1 - Presentation of Financial Statements
•	- CPC 23 / IAS 8 - Accounting Policies, Estimate Change and Error Correction
•	- CPC 50 / IFRS 17 - Insurance Contracts

The Company's management is evaluating the practical impacts that such items may have on its financial statements, to the extent that the standards are regulated by the Brazilian Securities and Exchange Commission (CVM).

3.	IMPACTS OF COVID-19

The company continues to guide its employees and reinforce all the prevention measures and hygiene protocols recommended by the competent authorities.

The Company's economic activity is directly linked to the demand of steel products in the automotive, household, and civil construction sectors, as well as for iron ore, both in the domestic and international markets. Any reduction in the activity of these sectors could affect the demand and price of products and have a material impact on the Company's financial position and results.

The investment portfolio and the nature of the Company's industrial park are in a long-term nature. The long-term operational and economic context to which the Company is inserted allows greater flexibility in the strategies and plans to mitigate the risks and effects of the pandemic in its business and, consequently, ensure the maintenance of the expected recoverability of its non-financial assets, whether investments, fixed assets, and tax credits.

Since the beginning of the pandemic, the Company has not suffered significant impacts in its railway and maritime logistics. There were also no impacts in the supply of supplies that would cause interruption of the operational activities.

As per the guidelines of the Brazilian Securities and Exchange Commission (CVM), the Company continues to evaluate eventual effects that are related to the continuity of the business and its accounting estimates. Despite certain adverse impacts perceived in the beginning of the pandemic, which were dissipated even in 2020, those adverse impacts did not represent risks of continuity nor adjustments to accounting estimates which could produce significant effects in the Company’s business and, consequently, in its financial position and results.

The Company remains with all its medium- and long-term production and sales forecasts.

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4.	BUSINESS COMBINATION

4.1 Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração.

On August 31, 2021, CSN Cimentos S.A. acquired 99.97% of the total capital stock of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, with 88.746% of direct equity interest and 11.254% of indirect equity interest (through Elizabeth Mineração). The assets acquired are located in the northeast region of Brazil. Upon completion of the transaction, CSN Cimentos S.A. expects relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customers base.

a)	Determination of the purchase price

In accordance with CPC15 (R1) / IFRS3, the purchase price is determined by the sum of the assets acquired, liabilities assumed, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	A payment in the amount of R$201 milion is being carried out in the transaction.	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(3,914)	(5,116)	(i)
Equity interests issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,891	118,831

(i) The transaction included payments by CSN Cimentos of R$77.7 million and R$123.9 million on August 31, 2021 for each Elizabeth entity, and an adjustment receivable in the amount of R$3.9 million and R$5.1 million in December 2021 related to working capital adjustment provided for in the sale agreement.

(ii) In August 2021 the Elizabeth Cimentos performed a primary issuance of 2,382,758,512 new common shares, nominatives with no par value, which were fully acquired by CSN Cimentos.

b)	Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

In accordance with item 32 of CPC15(R1) / IFRS3, the acquirer must recognize goodwill based on expected future profitability on the acquisition date, measured by the amount the purchase price exceeds the fair value of the assets acquired and liabilities assumed (purchase price allocation). The acquisition of Elizabeth CImentos generated goodwill for expected future profitability of R$83.266, as shown in the table below.

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,891	118,831
Fair value of the assets and liabilities acquired		516,625	118,831
Goodwill for future profitability expected		83,266

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The goodwill for expected future earnings is recorded under intangible assets and, since it does not have a determinable useful life, it is not amortized in accordance with CPC04(R1)/IAS38. As from the year 2022, CSN Cimentos will perform the recoverability test for this asset in accordance with the requirements of CPC01(R1)/IAS36.

In the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, with no goodwill for future profitability generated.

(i) Fair value of assets acquired and liabilities assumed

The following table shows the fair value allocation of the assets acquired and liabilities assumed on August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers' reports.

	Elizabeth Cimentos			Elizabeth Mineração
	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,570		52,570	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,734		17,734	673		673
Investment				40,653	24,845	65,498
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíible assets	798	59,456	60,254	500	269,385	269,885
Total assets acquired	646,083	220,823	866,906	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	220,823	582,139	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(24,851)	(65,514)
Net equity acquired	320,653	195,972	516,625	(252,488)	371,319	118,831

The fair value allocation resulted in a total gain of R$567.3 million, distributed among Elizabeth Cimentos and Elizabeth Mineração's main assets. The following table shows the composition of the allocated amounts and a summary of its measurement methodology.

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	388,666	238,456	627,122
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	500	269,385	269,885
Licenses	Valued using the WITH / WITHOUT method, which estimates the intangible value by the difference between discounted cash flow models with and without the asset.	798	59,456	60,254
		389,964	567,297	957,261

The subsidiary CSN Cimentos S.A. has hired an independent appraiser to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC15(R1) / IFRS3, the Company has up to 12 months to adjust the measurement of amounts, due to unknown events at the acquisition date. After the conclusion of the appraisal report, the Company reclassified the amount of R$27,667 from goodwill for future profitability to goodwill allocated to licenses and mining rights.

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5.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Cash and banks
In Brazil	68,638	245,185	58,951	238,509
Abroad	10,007,399	3,899,282	1,438,851	199,994
	10,076,037	4,144,467	1,497,802	438,503

Investments
In Brazil	6,493,832	5,800,119	2,387,463	4,208,622
Abroad	76,611
	6,570,443	5,800,119	2,387,463	4,208,622
	16,646,480	9,944,586	3,885,265	4,647,125

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days of the contracting date, readily convertible into an amount known as cash and with an insignificant risk of changing its market value.

6.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Investments(1)	261,673	478,253	15,148		43,398	475,782
Usiminas shares(2)	2,383,059	3,305,109			2,383,059	3,305,109
Bonds (3)			132,523	123,409			132,523	123,409
	2,644,732	3,783,362	147,671	123,409	2,426,457	3,780,891	132,523	123,409

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	Part of the shares guarantees a portion of the Company's debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 23.b).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

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7.	TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Trade receivables
Third parties
Domestic market	1,218,179	910,657	751,616	680,340
Foreign market	1,472,190	2,063,867	236,882	65,379
	2,690,369	2,974,524	988,498	745,719
Allowance for doubtful debts	(236,927)	(228,348)	(133,227)	(143,735)
	2,453,442	2,746,176	855,271	601,984
Related parties (note 23 b)	144,396	121,176	1,520,241	947,719
	2,597,838	2,867,352	2,375,512	1,549,703

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Current	2,255,200	2,537,567	803,910	535,541
Past-due up to 30 days	164,019	222,972	44,135	72,890
Past-due up to 180 days	67,822	17,915	16,024	958
Past-due over 180 days	203,328	196,070	124,429	136,330
	2,690,369	2,974,524	988,498	745,719

The changes in expected credit losses are as follows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Opening balance	(228,348)	(245,194)	(143,735)	(167,247)
(Loss)/Reversal estimated	1,755	7,513	3,277	22,347
Recovery and write-offs of receivables	6,287	9,333	3,683	1,165
Acquisition of Elizabeth	(16,621)
Drop down of Cements (note 11.c)			3,548
Closing balance	(236,927)	(228,348)	(133,227)	(143,735)

Accounting Policy

Accounts receivable are initially recognized by the transaction price, provided they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits, in foreign currency, are restated at the exchange rate on the date of the financial statements.

The Company measures credit losses annually expected for the instrument, where it considers all possible loss events over the life of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers the client’s history, default rate, financial situation and the position of its legal advisors to estimate expected credit losses.

The Company performs operations relating to assignment of receivables without co-obligation in which, after the assignment of duplicates / securities from the client and receipt of funds arising from the closing of each operation, CSN settles the accounts receivable and relieves itself entirely of the operation’s credit risk.

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8.	INVENTORIES

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Finished goods	4,457,842	1,627,676	2,570,354	748,918
Work in progress	2,710,149	1,358,905	1,695,075	836,128
Raw materials	3,638,952	1,289,653	2,799,869	876,168
Storeroom supplies	770,296	928,158	364,872	525,114
Advances to suppliers	121,519	69,536	92,439	63,950
Provision for losses	(98,730)	(109,038)	(14,426)	(35,832)
	11,600,028	5,164,890	7,508,183	3,014,446

Classified:
Current	10,943,835	4,817,586	7,508,183	3,014,446
Non-current (1)	656,193	347,304
	11,600,028	5,164,890	7,508,183	3,014,446

1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, In 2020, the Company defined the construction project for the new plant for processing Itabirito, which until then was considered as waste, and started to be incorporated into the long-term ore inventory.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Opening balance	(109,038)	(134,553)	(35,832)	(41,201)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	10,308	25,515	17,101	5,369
Drop down of Cements (note 11.c)			4,305
Closing balance	(98,730)	(109,038)	(14,426)	(35,832)

Accounting Policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished products and work in process comprises raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to realize the sales. Estimated losses on slow-moving or obsolete inventories are recognized when deemed necessary.

9.	RECOVERABLE TAXES

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
State Value-Added Tax	1,162,900	1,002,926	895,880	822,717
Brazilian federal contributions (1)	1,352,100	1,417,081	980,316	1,192,919
Other taxes	105,375	123,939	70,787	104,648
	2,620,375	2,543,946	1,946,983	2,120,284

Classified:
Current	1,655,349	1,605,494	1,255,697	1,381,853
Non-current	965,026	938,452	691,286	738,431
	2,620,375	2,543,946	1,946,983	2,120,284

(1)	The accumulated tax credits arise basically from PIS and COFINS credits on purchases of raw materials used in production. The realization of these credits normally occurs through offsetting against domestic sales transactions and through offsetting against other federal taxes payable by the Company. As of June 2021, the Company had fully offset the PIS and COFINS credit balances referring to the period from 2001 to 2014, resulting from the exclusion of ICMS from the PIS and COFINS calculation basis, whose Injunction and Special Appeal filed in 2006, became final and unappealable on September 20, 2018.

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In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC22/IFRIC23 and recorded a credit in the amount of R$229 million. After the final and unappealable decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with the Federal Tax Authorities of Brazil.

Accounting Policy

The balance of recoverable taxes maintained as current asset is expected to be offset in the next 12 months, as well as based on analysis and budget projection approved by Management. We do not foresee risks of non-realization of these tax credits.

10.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Judicial deposits (note 21)			339,805	325,117			222,481	221,016
Prepaid expenses	225,036	136,527	74,503	115,636	185,968	94,782	62,233	98,031
Prepaid expenses with sea freight (1)		74,500
Actuarial asset (note 31)			59,111	13,819			47,350	1,803
Securities held for trading (note 15 I)	12,028	5,065			11,935	4,927
Loans with related parties (nota 15 I and 23 b)	4,511		1,143,228	966,050	4,511	53,718	1,290,295	1,007,677
Other receivables from related parties (note 23 b)	1,828	6,242	927,077	664,020	47,296	5,717	1,151,903	900,200
Other receivables (note 15 I)			2,345	2,445			1,003	1,003
Eletrobrás compulsory loan (note 15 I) (2)			859,607	852,532			858,876	851,713
Dividends receivables (note 23 b)	76,878	38,088			486,506	329,413
Employee debts	43,542	28,054			25,531	16,600
Receivables by indemnity (3)			534,896	517,183			534,896	517,183
Other (4)	120,297	79,338	425,183	146,245	28,976	419	146,074	146,244
	484,120	367,814	4,365,755	3,603,047	790,723	505,576	4,315,111	3,744,870

1.	Refers to payment of freight expenses and maritime insurance over performance obligations unfulfilled at the balance sheet date.

2.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

3.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002.

4.	Non-current assets refer mainly to the deposit in an Escrow Account in the amount of US$50 million, equivalent to R$279 million, as part of the negotiations for the acquisition of LafargeHolcim.

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11.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2021, and 2020 include the following direct and indirect subsidiaries, associates, joint ventures, and joint operations, as well as the exclusive funds, as follows:

	Number of shares held by CSN in units	Equity interests (%)
Companies		12/31/2021	12/31/2020	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil (1)	71,171,281	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.(2)	4,374,779,493	78.24	87.52	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A. (3)	510,726,198	92.71	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.(4)	385,666,665	99.99	90.00	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A. (5)	1,000	100.00	-	Electric power generation and equity interests
CSN Inova Soluções S.A. (5)	999	99.99	-	Equity interests
CSN Participações I (6)	999	99.99	-	Equity interests
CSN Participações II (6)	999	99.99	-	Equity interests
CSN Participações III (6)	999	99.99	-	Equity interests
CSN Participações IV (6)	999	99.99	-	Equity interests
CSN Participações V (6)	999	99.99	-	Equity interests
Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.99	99.99	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.99	99.99	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		78.24	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		78.24	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
CSN Cimentos S.A.(4)		-	10.00	Manufacturing and sale of cement
Elizabeth Cimentos S.A.(7)		99.98		Manufacturing and sale of cement
Elizabeth Mineração Ltda (7)		99.96		Mining
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (8)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (9)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A	1,395	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (6)		14.58	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A. (10)	57,224,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund		100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund		100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund		100.00	100.00	Investment fund

(*) Dormant companies.

1.	On November 22, 2021, a capital increase was approved for Companhia Florestal do Brasil in the total amount of R$ 3,404, through the issuance of 4,816,890 new shares, and CSN now holds 71,171,281 common shares (in December 2020 it held 66,354,391).

2.	On February 17, 2021, CSN Mineração S.A.'s shares were split, in the proportion of 1:30, and CSN now holds 4,752,584,400 shares. Subsequently, the public distribution of a percentage of these shares was approved, leading to a decrease in CSN's participation, which now holds 4,374,779,493 shares (note 11.c). On December 31, 2020, CSN held 158,419,480 shares in CSN Mineração S.A.

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3.	On March 23, 2021, the capital increase in FTL - Ferrovia Transnordestina Logística S.A. ("FTL") in the total amount of R$10,860, through the issuance of 24,133,368 new shares, which were subscribed and paid up by CSN, which now holds 510,726,198 common shares. On December 31, 2020, CSN held 486,592,830 common shares of FTL.

4.	On January 31, 2021, CSN subscribed shares in the capital increase of CSN Cimentos S.A., which were paid up through the transfer of assets, liabilities, property, rights and obligations that made up the activities of CSN's cement segment. As a result, the number of shares held by CSN increased, to a total of 2,956,094,581 common shares (see note 11.c). On May 14, 2021, CSN Cimentos S.A.'s shares were split into 8.868283773:1, and CSN now holds 333,333,333 common shares. On August 31, 2021, after approval of the capital increase in CSN Cimentos S.A., CSN now holds 366,666,665 shares. On September 9, 2021, there was a capital increase in CSN Cimentos, with the issuance of new shares, thus CSN now holds 381,666,665 common shares. On November 10, 2021, upon approval of the capital increase and issuance of 4,000,000 new shares of CSN Cimentos S.A., CSN now holds 385,666,665 common shares. As of December 31, 2020, CSN held 90 shares in CSN Cimentos S.A..

5.	Berkeley Participações e Empreendimentos S.A. was acquired on May 10, 2021, and Fremont Empreendimentos e Participações S.A. was acquired on June 30, 2021, under a share purchase agreement signed on that same date. On August 2, 2021, the name of Fremont Empreendimentos e Participações S.A was changed to CSN Inova Soluções S.A.

6.	On November 03, 2021, CSN together with Companhia Florestal do Brasil, established five new companies with the following corporate names: CSN Participações I, CSN Participações II, CSN Participações III, CSN Participações IV and CSN Participações V., all of which have the purpose of participating in the capital stock of other companies.

7.	On August 31, 2021, the subsidiary CSN Cimentos acquired control of Elizabeth Cimentos S.A and Elizabeth Mineração Ltda. (see note 4).

8.	On December 31, 2021, and December 31, 2020, the Company directly held 63,377,198 shares, of which 26,611,282 were common shares and 36,765,916 preferred shares, and its direct subsidiary CSN Mineração S.A. held 63,338,872 shares, of which 25,802,872 were common shares and 37,536,000 preferred shares, in MRS Logística S.A.

9.	9. On December 31, 2021, and 2020, the Company held 24,670,093, of which 24,168,304 were common shares and 501,789 were Class B preferred shares, of the company Transnordestina Logística S.A.

10. 10.	On December 24, 2021, a capital increase was approved for Arvedi Metalfer Do Brasil S.A. Through the increase, CSN subscribed 8,150,000 new shares, and now holds 57,224,882 common shares. As of December 31, 2020, CSN held 49,074,882 shares of Arvedi Metalfer do Brasil S.A.

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11.a)Investments	in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the year in those investees are as follows:

				12/31/2021				12/31/2020
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the year	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the year

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	533,108	3,289,583	(2,756,475)	(258,051)	481,327	2,979,749	(2,498,422)	(651,215)
CSN Inova Ventures	9,121,133	10,445,718	(1,324,585)	(614,860)	9,534,299	10,244,025	(709,726)	(475,447)
CSN Islands XII Corp.	2,569,183	5,887,995	(3,318,812)	(612,209)	2,497,173	5,203,776	(2,706,603)	(889,471)
CSN Steel S.L.U.	5,517,653	367,372	5,150,281	664,431	4,522,589	28,642	4,493,947	411,236
Sepetiba Tecon S.A.	812,701	499,706	312,995	7,475	731,294	431,801	299,493	(3,760)
Minérios Nacional S.A.	501,969	205,885	296,084	237,238	292,708	152,438	140,270	59,463
Valor Justo - Minérios Nacional			2,123,507				2,123,507
Estanho de Rondônia S.A.	125,066	176,554	(51,488)	(23,377)	103,484	131,596	(28,112)	(18,168)
Companhia Metalúrgica Prada	893,439	627,628	265,811	119,335	750,130	603,654	146,476	(34,704)
CSN Mineração S.A.	26,989,379	16,036,647	10,952,732	5,032,493	17,166,329	7,887,337	9,278,992	3,527,825
CSN Energia S.A.	133,967	42,204	91,763	58,806	130,642	83,718	46,924	(4,996)
FTL - Ferrovia Transnordestina Logística S.A.	489,628	292,156	197,472	(30,800)	471,952	254,510	217,442	(35,762)
Companhia Florestal do Brasil	51,308	2,063	49,245	(3,706)	52,073	2,526.0	49,547	(2,372)
Nordeste Logística	64	65	(1)	(15)	69	55	14	(8)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	135,544	110,416	25,128	6,303	118,553	98,231	20,322	2,935
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura						15,225
CSN Cimentos	4,676,213	617,457	4,058,756	172,598
	52,550,355	38,601,449	16,087,638	4,755,661	36,852,622	28,102,058	10,889,296	1,885,556
Joint-venture and Joint-operation
Itá Energética S.A.	214,524	27,578	186,946	22,991	268,447	17,365	251,082	9,915
MRS Logística S.A.	2,524,062	1,620,565	903,497	130,344	2,088,151	1,284,265	803,886	80,205
Transnordestina Logística S.A.	4,885,994	3,771,760	1,114,234	(45,870)	4,657,691	3,497,587	1,160,104	(28,952)
Fair Value (*) - Transnordestina			271,116				271,116
Equimac S.A	20,155	11,727	8,428	(608)	7,536	301	7,235	(329)
	7,644,735	5,431,630	2,484,221	106,857	7,021,825	4,799,518	2,493,423	60,839
Associates
Arvedi Metalfer do Brasil	46,739	25,198	21,541	3,265	40,528	32,490	8,038	(6,765)
	46,739	25,198	21,541	3,265	40,528	32,490	8,038	(6,765)
Classified at fair value through profit or loss (note 15 l)
Panatlântica			190,321				59,879
			190,321				59,879
Other investments
Profits on subsidiaries' inventories			(300,295)	(244,752)			(55,543)	(36,980)
Investment Property			142,578				144,999
Others			63,545	8,113			63,538	(9,964)
			(94,172)	(236,639)			152,994	(46,944)
Total investments			18,689,549	4,629,144			13,603,630	1,892,686

Classification of investments in the balance sheet
Investments in assets			25,998,331				19,401,494
Investments with negative equity			(7,451,360)				(5,942,863)
Investment Property			142,578				144,999
			18,689,549				13,603,630

(*) As of December 31, 2021, and December 31, 2020, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

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11.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates, and other investments

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020

Opening balance of investments (assets)	3,535,906	3,482,974	19,401,494	17,316,463
Opening balance of loss provisions (liabilities)			(5,942,863)	(3,908,563)
Total	3,535,906	3,482,974	13,458,631	13,407,900
Capital increase and (Decrease)/acquisition of shares(1)	58,178	3,400	3,894,624	60,361
Dividends (2)	(61,898)	(82,642)	(3,162,117)	(2,496,422)
Comprehensive income (3)	453	6,895	(519,638)	581,514
Update of shares measured at fair value through profit or loss (Note 15 II)	109,254	12,579	109,254	12,579
Sales of equity interest (note 11.c) (4)			(692,115)
Net gain due to increased capital and issued new shares in n investments (note 11.c) (5)			822,093
Equity in results of affiliated companies (6)	219,508	124,324	4,629,144	1,892,686
Amortization of fair value - investment MRS	(11,747)	(11,747)
Others	(7)	123	7,095	13
Closing balance of investments (assets)	3,849,647	3,535,906	25,998,331	19,401,494
Balance of provision for investments with negative equity (liabilities)			(7,451,360)	(5,942,863)
Total	3,849,647	3,535,906	18,546,971	13,458,631

1.	In January 2021 a capital increase was made in the subsidiary CSN Cimentos, resulting from the payment by CSN of net assets comprising certain assets and liabilities (see note 11.c). In 2021, through CSN Inova Ventures, strategic investments were made in startups, as follows: 2D Materials, H2Pro Ltda., 1S1 Energy, Traive INC., OICO Holdings, and Clarke Software, with total investments of US$ 4,950, corresponding to R$27,040.In August 2021 Panatlântica increased its capital through Profit Reserves, CSN received the bonus of shares in the amount of R$21,187. In December 2021 there was a capital increase in Arvedi Metalfer, and on this occasion CSN subscribed and paid in the amount of R$8,150.

2.	In 2021, refers mainly to dividends from the subsidiary CSN Mineração S.A. in the amount of R$2,984,155 (R$2,437,482 at December 31, 2020).

3.	Refers to the translation into the reporting currency of investments abroad whose functional currency is not the Brazilian Real, actuarial gain/(loss) and reflection and hedge of investments reflecting investments accounted for under the equity method.

4.	Refers to the sale of a portion of CSN Mineração S.A.'s equity interest at the cost of the shares (see note 11.c).

5.	This refers to the gain on the change in the percentage of ownership interest in the subsidiary CSN Mineração S.A., after the issue of shares.

6.	The reconciliation of the equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	12/31/2021	12/31/2020

Equity in results of affiliated companies
MRS Logística S.A.	260,622	160,370
Transnordestina Logística S.A.	(45,870)	(28,952)
Arvedi Metalfer do Brasil S.A.	3,265	(6,765)
Equimac S.A.	(608)	(329)
Others	2,099	-
	219,508	124,324
Eliminations
To cost of sales	(62,982)	(46,751)
To taxes	21,414	15,895
Others
Amortizated at fair value - Investment in MRS	(11,747)	(11,747)
Others	16,311	(9,966)
Equity in results	182,504	71,755

(1)	Refers to equity income until November 30, 2019, as of this date, the joint venture started to be controlled and consolidated, according to note 10 c.

11.c)	Additional information on operational subsidiaries based in Brazil and abroad

•       CSN Cimentos S.A

The cement operations began in May 2009 with a crushing unit in Volta Redonda/RJ, motivated by the synergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used as raw material in the production of cement. Located within the UPV premises, in Volta Redonda/RJ, that business unit has an annual capacity of 2.4 million tons of cement type CP-III.

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In 2011, our self-production of clinker was initiated after the installation of a furnace in Arcos/MG, with a daily capacity of 2,500 tons, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is primarily loaded by rail to our cement plant in Volta Redonda/RJ.

In 2015, the unit in Arcos/MG stared its production of cement with the installation of two vertical crushers with an annual capacity of 2.3 million tons, rising our annual installed capacity to 4.7 million tons. In 2016 a second production line of clinker was assembled, with a furnace for 6,500 tons per day reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the intendent final product. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

After the acquisition of Elizabeth Cimentos and Elizabeth Mineração, the cement segment has a production capacity of 6.0 million tons per year. When CADE approves the acquisition of LafargeHolcim and concludes the transaction, production capacity will be 16.3 million tons per year (note 11.h).

a)Drop down - Cement

The cement activities had been carried out as a business unit of CSN and, recently, the Company chose to segregate these activities to a subsidiary called CSN Cimentos. This segregation was approved at an Extraordinary General Meeting of CSN Cimentos, held on January 31, 2021, which, among other matters, approved a capital increase in CSN Cimentos in the amount of R$2,956,094, with the issuance of 2,956,094,491 new common shares, which were fully subscribed and paid up on the same date by the Company, upon checking of the net assets, liabilities, goods, rights and obligations related to CSN's cement segment, as described in detail in the Appraisal Report, also approved at the aforementioned meeting

Find below the breakdown of the net assets contributed:

	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

b)Acquisition of Elizabeth Companies

On June 29, 2021, CSN Cimentos entered into an Investment Agreement for the Purchase and Sale of Quotas, Shares and Other Covenants to acquire control of Elizabeth Cimentos and Elizabeth Mineração, which had one of the most modern plants in the country, with relevant operations in the Northeast region, especially Paraíba and Pernambuco. The acquisition of the companies added a production capacity for CSN Cimentos of 1.3 million tons per year. CSN Cimentos now has a total capacity of 6.0 million tons per year. The deal was valued at R$1.08 billion and involves cash payments, capital contributions and assumption of debt. On August 31, 2021, the acquisition was concluded (note 4).

•       - ELIZABETH CIMENTOS S.A. ("Elizabeth Cimentos")

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração, through its subsidiary CSN Cimentos, was concluded. As a result, CSN Cimentos now has a total capacity of 6 million tons per year.

Elizabeth Cimentos is incorporated as a limited liability company, which manufactures and sells Portland cement and clinker and began production activities in January 2015. Its products are marketed in all states of the North and Northeast regions.

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•       - ELIZABETH MINERAÇÃO LTDA. ("Elizabeth Mineração")

Elizabeth Mineração is incorporated as a limited liability company, founded in 2005, and its object is the extraction, processing, and sale of stone ores. It may also participate in other companies as a partner, shareholder, or member.

c)Cancellation of the Registration Application at CVM - CSN Cimentos

On February 15, 2022, due to adverse conditions in the domestic and international markets, the Company filed for the CVM and B3 a petition to cancel the applications for registration as a class "A" securities issuer and the public offering for primary distribution of common shares issued by CSN Cimentos, a subsidiary of the Company, filed with the CVM on May 17, 2021.

•       SEPETIBA TECON SA (“Tecon”)

It aims to explore Container Terminal No. 1 at the Port of Itaguaí, located in Itaguaí, in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeastern railway network, which is granted to MRS Logística SA The services provided are handling operations and storage of containers, steel products and cargo in general, among other products and services for washing, maintenance and hygiene of containers.

Tecon won a bidding procedure and entered into the lease agreement on October 23, 1998, for operation of the port terminal for a period of 25 years, extendable for an equal period.

Upon termination of the lease, all rights and benefits transferred to Tecon will return to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by it in leased assets, declared reversible by the Federal Government as they are necessary for the continuity of the provision of the service granted. The assets declared reversible will be indemnified by the Federal Government at the residual value of their cost, determined by Tecon’s accounting records after deducting depreciation.

•       ESTANHO DE RONDÔNIA SA (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one in the city of Itapuã do Oeste / RO and the other in Ariquemes / RO. Mining is located in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and in Ariquemes, the foundry where metallic tin is obtained, which is the raw material used at UPV for the manufacture of metal sheets.

•       COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: metal steel packaging and flat steel processing and distribution.

Packaging

In the steel metallic packaging segment, Prada produces the best and safest cans, buckets, and aerosols. It serves the chemical and food segments, providing packaging and lithography services to the main companies in the market.

Distribution

Prada also operates in the flat steel processing and distribution area, with a diversified product line. Supplies coils, rolls, plates, strips, blanks, metal sheets, profiles, tubes, and tiles, among other products, for the most different segments of the industry - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand of companies from all over the country.

•       CSN ENERGIA S.A. (“Energia”)

Its main objective is to sell electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of the acquired energy, it is sold to the market through the CCEE ("Electrical Energy Trading Chamber"). The company's head office is located in Rio de Janeiro.

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•       FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA SA (“FTL”)

Company created for the purpose of incorporating the spun-off portion of Transnordestina Logística SA. It operates public cargo transportation services in the northeast of Brazil, in the stretches between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife / Jorge Lins, Recife / Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Branch of Cabedelo) and Itabaiana and Macau (Branch of Macau) (“Malha I”).

On March 23, 2021, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$10,860, passing its interest in FTL’s capital from 92.38% to 92.71%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$29, recorded in shareholders’ equity under “Other comprehensive income”. There was no change in the corporate structure in 2021.

•       CSN MINERAÇÃO SA (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração SA has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração SA started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN Mineração publicly held corporation and its shares are listed on the São Paulo Stock Exchange, B3 - Brasil, Bolsa, Balcão.

CSN's stake in this subsidiary on December 31, 2021, was of 78.24% (87.52% on December 31, 2020).

Below as the main transactions occurred in the subsidiary is 2021:

a)	Initial Public Offering (IPO)

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

The price per share was fixed at R$8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

i.	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862 net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

ii.	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Companhia Siderúrgica Nacional sold 327,593,584 common shares and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612 net of transaction costs). The gain for the sale was recognized as Other Operating Income.

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The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cahs reveivable (a)	3,164,612
(-) Cost of shares (b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

b)	Share repurchase programs of subsidiary CSN Mineração

On March 24, 2021, and on November 3, 2021, the Board of Directors of CSN Mineração approved the Share Repurchase Plans, to remain in treasury and subsequent disposal or cancellation, pursuant to CVM Instruction 567/2015, described below. On December 31, 2021, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Treasury balance in R$
1º	3/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6,1451	R$5.5825 and R$6.7176	52,940,500	325,324,667
2º	11/03/2021	53,000,000	from 11/04/2021 to 9/24/2022	R$6,2076	R$5.0392 and R$6.1208	52,466,800	325,692,908
						105,407,300	651,017,574

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, in the State of Minas Gerais, Minérios Nacional has as main objective the production and sale of iron ore. The subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all in Minas Gerais transferred to Minérios Nacional SA in the business combination operation that took place in 2015.

•       CBSI - COMPANHIA BRASILEIRA DE INFRASTRUCTURE SERVICES (“CBSI”)

Previously located in the city of Araucária-PR, CBSI is currently headquartered in the city of Volta Redonda and its main purpose is to render services to CSN, CSN’s subsidiaries and third parties related to the recovery and maintenance of industrial machinery and equipment, civil maintenance, industrial cleaning, preparation product logistics, among others.

The investment is the result of a joint venture between CSN and CKTR Brasil Serviços Ltda. in 2011 which previously held a 50% stake. On November 29, 2019, the Company completed the acquisition of the remaining 50% of CBSI’s shares for R$24,000. the Company owns 100% of CBSI’s capital.

Additional information on indirect investments in abroad operations

• STAHLWERK THÜRINGEN GMBH (“SWT”)

The SWT was formed from the defunct Maxhütte steel industrial complex in Unterwellenborn, Germany. SWT produces used steel profiles for civil construction in accordance with international quality standards. Its main raw material is scrap steel, and its installed production capacity is 1.1 million tons of steel per year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly owned subsidiary of CSN.

• COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Established in 2001 with the assets and liabilities of the former Heartland Steel Inc., CSN LLC has an industrial plant in Terre Haute, in the state of Indiana - USA, where the complex is composed of a cold rolling mill, a hot pickling line and a galvanizing

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line, with an installed production capacity of 800 thousand tons/year. CSN LLC is indirectly controlled by CSN Steel S.L.U., a wholly owned subsidiary of CSN.

On June 5, 2018, CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC. became a wholly owned subsidiary of CSN Steel, and subsequently Heartland Steel Processing, LLC. was sold to Steel Dynamics, Inc. ("SDI") for a base transaction price of $400 million.

The new "Companhia Siderúrgica Nacional, LLC" is an importer and marketer of steel products and maintains its activities in the United States.

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, as a continuation of Siderúrgica Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steel, with an anti-corrosion coating. Lusosider has an installed capacity of approximately 550 thousand tons/year to produce four large groups of steel products: galvanized sheet, cold-rolled sheet, pickled sheet, and oil-coated sheet. The products manufactured by Lusosider may be used in the packaging industry, civil construction (tubes and metallic structures) and in components for home appliances.

11.d)Joint	ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2021				12/31/2020
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	34.94%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,836,612	1,259	2,077	42,500	1,206,484	1,390	1,351	48,919
Advances to suppliers	44,011	11,486	407	1,254	27,312	1,948		742
Other current assets	1,065,913	55,334	8,862	18,453	823,204	51,793	2,356	89,521
Total current assets	2,946,536	68,079	11,346	62,207	2,057,000	55,131	3,707	139,182
Noncurrent Assets
Other non-current assets	980,861	124,776		19,578	608,878	225,492		20,807
Investments, PP&E and intangible assets	9,614,144	10,145,422	28,964	358,265	8,537,009	9,574,588	11,365	390,672
Total non-current assets	10,595,005	10,270,198	28,964	377,843	9,145,887	9,800,080	11,365	411,479
Total Assets	13,541,541	10,338,277	40,310	440,050	11,202,887	9,855,211	15,072	550,661

Current Liabilities
Borrowings and financing	767,992	228,769	4,041		828,439	241,029
Lease liabilities	383,323				317,526
Other current liabilities	1,513,799	157,946	4,063	40,473	1,117,975	125,794	602	19,721
Total current liabilities	2,665,114	386,715	8,104	40,473	2,263,940	366,823	602	19,721
Noncurrent Liabilities
Borrowings and financing	3,551,278	6,665,700	15,351		2,162,657	6,368,070
Lease liabilities	1,718,366				1,674,594
Other non-current liabilities	759,538	928,254		16,098	788,862	665,653		15,900
Total non-current liabilities	6,029,182	7,593,954	15,351	16,098	4,626,113	7,033,723		15,900
Shareholders’ equity	4,847,245	2,357,608	16,855	383,479	4,312,834	2,454,665	14,470	515,040
Total liabilities and shareholders’ equity	13,541,541	10,338,277	40,310	440,050	11,202,887	9,855,211	15,072	550,661

				01/01/2021 a 12/31/2021				01/01/2020 a 12/31/2020
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	34.94%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	4,427,385	138	15,238	221,023	3,604,965	35	2,308	173,426
Cost of sales and services	(2,919,527)		(13,001)	(81,649)	(2,521,991)		(2,386)	(74,048)
Gross profit	1,507,858	138	2,237	139,374	1,082,974	35	(78)	99,378
Operating (expenses) income	(116,499)	(76,543)	(3,453)	(69,097)	(105,267)	(42,108)	(576)	(67,885)
Financial income (expenses), net	(345,513)	(20,651)		1,274	(330,756)	(19,186)	(4)	(764)
Income before income tax and social contribution	1,045,846	(97,056)	(1,216)	71,551	646,951	(61,259)	(658)	30,729
Current and deferred income tax and social contribution	(346,551)			(24,390)	(216,649)			(10,391)
Profit / (loss) for the year	699,295	(97,056)	(1,216)	47,161	430,302	(61,259)	(658)	20,338

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•       ITÁ ENERGÉTICA SA - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“UHE Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The UHE Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•       MRS LOGISTICA S.A.

Located in the city of Rio de Janeiro-RJ, the company aims to exploit, for an onerous concession, the public service of railway cargo transportation in the areas of the Southeast Network, located on the Rio de Janeiro, São Paulo, and Minas Gerais axis, previously held by the extinct Rede Ferroviária Federal SA - RFFSA. The concession has a term of 30 years from December 1, 1996, extendable for an equal period by exclusive decision of the grantor.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the rail services granted.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.64% interest in the total capital of MRS and indirectly, through its subsidiary CSN Mineração SA, a 14.58% interest in the capital of MRS, totaling a 33.22% interest.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Plant is located in Rio Grande, in the city of Conquista - MG, and has an installed capacity of 210 MW, formed by 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the consortium, whose object is the distribution of electricity, which is distributed according to the percentage of participation of each company.

The balance of property, plant and equipment, net of depreciation on December 31, 2021, is R$20,133 (R$21,287 on December 31, 2020) and the expense amount in 2021 was R$7,572 (R$6,611 in 2020).

11.e)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the financial statements was considered appropriate.

Measurement of recoverable value

Cash Flow Projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession.
Discount rate	Range from 5.18% to 7.50% in real terms

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Additionally, CSN, as an investor, carried out its impairment test of its interest in TLSA through the ability to distribute dividends by TLSA, a methodology known as the Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. For the performance of this test, some factors were taken into account, such as:

•	The dividend flow was extracted from TLSA’s nominal cash flow;
•	The dividend flow was calculated considering the percentages of annual participation, considering the dilutions of CSN’s participation resulting from the amortization of debts;
•	This dividend flow was then discounted to present value using the cost of equity (Ke) embedded in TLSA’s WACC rate; and
•	This extracted Ke was the one calculated in “rolling WACC” From TLSA.

Due to the sharing of investors’ risks and the fact that the asset being tested represents the cash-generating unit itself, which in turn equals the legal entity, the risk determined by CSN’s Management is the same as that applied by TLSA when evaluation of the investment of its own assets, with no additional risk factor to the model.

As a result of the test carried out, it was not necessary to record losses due to impairment of this investment for the year ended December 31, 2021.

•       EQUIMAC SA

In August 2019, CSN Equipamentos SA was incorporated, which had its corporate name changed to Equimac SA (“Equimac”) on June 26, 2020. Equimac is a joint venture, a partnership between Unidas Guindastes Eireli and CSN, each with a 50% stake in its share capital. Equimac is located in the city of São Paulo and its main objective is to rent commercial and industrial machinery and equipment.

11.f)Other	investments

•       PANATLÂNTICA SA (“Panatlântica”)

Publicly held corporation headquartered in Gravataí-RS, whose purpose is the industrialization, trade, import, export and processing of steel and metals, ferrous or non-ferrous, coated or not. This investment is classified at fair value through profit or loss.

The Company currently holds 11.31% on December 31, 2021 and 2020, of Panatlântica’s total share capital.

•       ARVEDI METALFER DO BRASIL SA (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2021 and 2020, CSN had a 20.00% interest in Arvedi’s share capital.

11.g)Intention	to acquire companies

In both operations below the outcome is expected to occur after approval by the Administrative Council for Economic Defense (CADE).

•	Metalgráfica

On November 24, 2021, Companhia Siderúrgica Nacional ("CSN" or "Company") entered into a Purchase and Sale Agreement for the acquisition of Metalgráfica Iguaçu S.A. ("Metalgráfica"), whereby the parties agreed to combine the operations of both companies by means of the incorporation of all shares issued by Metalgráfica by CSN ("Operation").

The Operation to be submitted to the approval of CSN's and Metalgráfica's shareholders after CADE's approval will result in (a) the merger, by CSN, of all the shares issued by Metalgráfica, making it its wholly-owned subsidiary; and (b) in consideration for the merger of shares, the receipt by Metalgráfica's shareholders of CSN shares (to be issued in a capital increase, with a maximum dilution expectation of 0.01% of CSN's capital stock) in replacement of Metalgráfica's shares according to the exchange ratio to be approved at an extraordinary general meeting of the companies.

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Founded in 1951, Metalgráfica has plants in Ponta Grossa (PR) and Goiânia (GO) and produces steel cans for the domestic and international metal food packaging markets. The operation is a strategic step to expand the production capacity of CSN's packaging division. The technology used by Metalgráfica is more modern than the one used by CSN, improving the competitiveness of the business, and strengthening the national chain, especially in relation to substitute packages.

•	LafargeHolcim

On September 9, 2021, CSN Cimentos S.A., a non-publicly held subsidiary of CSN, and which concentrates the group's cement manufacturing and sales operations ("CSN Cimentos") entered into a stock purchase agreement through which it intends to acquire 100% (one hundred percent) of the shares issued by LafargeHolcim (Brasil) S.A. ("Business"), with the Company as guarantor of its obligations ("Operation"). The Business was valued at a base value of US$1.025 billion, subject to price adjustment and the amount held in escrow, in addition to the other terms and conditions provided for in the respective contract, including approval by CADE. On that same date, the Company deposited in an Escrow Account the amount of US$50 million as part of the negotiations for the acquisition of LafargeHolcim.

The acquisition of the above-mentioned company will add a production capacity to CSN Cimentos of 10.3 million tons of cement per year ("MTPA") through cement plants strategically located in the Southeast, Northeast and Midwest, in addition to substantial reserves of high-quality limestone and concrete and aggregates units. Significant operational, logistical, management and commercial synergies are expected, with room for evolution in the product mix and expansion of the customer base.

Accounting Policy

Equity method of accounting

The equity method of accounting for subsidiaries, jointly controlled and affiliated companies is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and / or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Jointly Controlled: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements to represent the Company’s contractual rights and obligations.

Jointly controlled entities: are accounted for using the equity method and are not consolidated.

Affiliates: are all entities in which the Company has significant influence, but not control. Usually, 20% to 50% voting interest investments in associates are initially recognized at cost and subsequently measured using the equity method.

Exclusive funds

The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM SA and Caixa Econômica Federal (CEF).

Transactions between subsidiaries, affiliates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, joint ventures and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only so far as there is no evidence of impairment. The effects on the results of transactions with jointly controlled subsidiaries are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income and social contribution taxes.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

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Foreign currency transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

Advances made in foreign currencies are recorded at the exchange rate of the date the entity makes the advance payments or receipts, recognizes (transaction date) as a non-monetary asset or non-monetary liability.

Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

11.h)	Investment properties:

The balance of investment properties as of December 31, 2021, is shown below:

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Cost	97,610	86,548	184,158	94,431	74,260	168,691
Accumulated depreciation		(24,284)	(24,284)		(23,692)	(23,692)
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Depreciation (note 27)		(3,055)	(3,055)		(2,408)	(2,408)
Transfer of property, plant and equipment	4,065	1	4,066
Acquisition of Elizabeth		1,296	1,296
Transfers to other asset groups	(133)	133		(132)	132
Others				(13)		(13)
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(27,338)	(27,338)		(26,100)	(26,100)
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578

The Company’s estimate of the fair value of investment properties was of R$2,055,976 on December 31, 2021 (R$1,863,563 at December 31, 2020) in the consolidated and R$1,992,956 (R$1,795,553 on December 31, 2020) at the parent company.

The average estimated useful lives for the years are as follows (in years):

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Buildings	27	27	28	28

Accounting Policy

The Company’s investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is the acquisition or construction cost less accumulated depreciation and reduction to its recoverable value, when applicable. The accumulated depreciation of buildings is calculated using the straight-line method based on the estimated useful life of the properties subject to depreciation. Land is not depreciated since it has an indefinite useful life.

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12.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Effect of foreign exchange differences	(932)	(6,402)	(2,627)	1,418	2,076	26	(22)	(6,463)
Acquisitions		22,441	367,050	6,756	2,527,722	62,106	7,197	2,993,272
Capitalized interest (1) (notes 29 and 34)					87,414			87,414
Write-offs (note 28)		(5,051)	(62,606)	(194)	(5,468)	(38,017)	(1,550)	(112,886)
Depreciation (note 27)		(163,911)	(1,845,757)	(7,043)		(68,068)	(27,878)	(2,112,657)
Transfers to other asset categories	(3,683)	265,307	2,347,346	925	(2,634,947)		25,052
Transfers to intangible assets					(29,840)			(29,840)
Right of use - Remesurement						109,109		109,109
Update of the ARO (Asset retirement obligation)		2,357						2,357
Transfers to fixed assets to investment property without cash effect	(4,065)	(1)						(4,066)
Acquisition of Elizabeth	100,489	227,629	278,576	878	16,400		3,173	627,145
Transfers to inventory			261,504					261,504
Others			19		3			22
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134

	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Cost	28,953	1,333,345	15,039,880	98,193	1,652,468	107,528	139,806	18,400,173
Accumulated depreciation		(318,803)	(7,520,408)	(89,796)		(42,869)	(112,573)	(8,084,449)
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Acquisitions			37,067	2,997	1,057,095	1,112	43	1,098,314
Capitalized interest (1) (notes 29 and 34)					23,142			23,142
Write-offs (note 28)		(1,906)	(16,668)		(2,151)	(17,073)	(72)	(37,870)
Depreciation (note 27)		(17,832)	(833,274)	(1,909)		(7,674)	(5,565)	(866,254)
Drop down of Cements (note 11.c)	(3,350)	(720,068)	(1,643,144)	(687)	(733,706)	(23,697)	(4,509)	(3,129,161)
Transfers to other asset categories		7,206	1,218,368	291	(1,227,354)		1,489
Transfers to intangible assets					(28,806)			(28,806)
Right of use - Remesurement						(1,331)		(1,331)
Transfers to inventory			135,067					135,067
Others	15		2					17
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Cost	25,618	497,690	14,085,249	97,544	740,688	35,633	127,281	15,609,703
Accumulated depreciation		(215,748)	(7,668,359)	(88,455)		(19,637)	(108,662)	(8,100,861)
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1)	The cost of capitalized interest is calculated, basically, for the projects in the Steel and Mining which refer, substantially, to:

- Steel: Technological updates and acquisition of new equipment for maintenance of the production capacity of Presidente Vargas Plant (RJ);

- Mining: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use recognized on December 31, 2021:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Effect of foreign exchange differences		3	(6)	29	26
Addition	1,195	178	40,503	20,230	62,106
Remesurement	63,120	18,031	27,958		109,109
Depreciation	(23,424)	(10,343)	(25,472)	(8,829)	(68,068)
Write-offs	(16,940)		(20,944)	(133)	(38,017)
Transfers to other asset categories	22,319	(5,810)	(20,226)	3,717
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824

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				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Cost	37,700	64,003	5,825	107,528
Accumulated depreciation	(16,619)	(21,921)	(4,329)	(42,869)
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Addition		43	1,069	1,112
Drop down of Cements (note 11.c)	(1,808)	(21,497)	(392)	(23,697)
Remesurement	(1,331)			(1,331)
Depreciation	(6,855)	(398)	(421)	(7,674)
Write-offs	(16,940)		(133)	(17,073)
Transfers to other asset categories	21,396	(20,190)	(1,206)
Balance at December 31, 2021	15,543	40	413	15,996
Cost	33,307	137	2,189	35,633
Accumulated depreciation	(17,764)	(97)	(1,776)	(19,637)
Balance at December 31, 2021	15,543	40	413	15,996

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Buildings and Infrastructure (1)	34	34	31	42
Machinery, equipment and facilities	18	20	21	21
Furniture and fixtures	12	12	13	13
Others	10	10	12	12

(1)	In the parent company the reduction is due to the drop down of fixed assets of CSN's cement business to CSN Cimentos S.A.

Accounting Policy

Property, plant and equipment are carried at cost of acquisition, formation or construction, minus accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 9. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred.

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction and or production of qualifying assets are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits and until these projects are completed.

•	Development Costs of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of the mines in operation are capitalized and amortized by the method of units produced (extracted) based on the probable and proven quantities of ore.

•	Operating Expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after that period, subsequent costs are capitalized.

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•	Waste Removal Costs

Expenses incurred during the development phase of a mine, prior to the production phase, are accounted for as part of the depreciable development costs. Subsequently, these costs are amortized over the useful life of the mine based on probable and proven reserves.

•	Sterile Costs

The waste disposal costs incurred in the production phase are added to the stock value, except when a specific extraction campaign is carried out to access deeper deposits of the deposit. In this case, costs are capitalized and classified in non-current assets and are amortized over the useful life of the deposit.

13.	INTANGIBLE ASSETS

							Consolidated	Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532	131,795	8,088	139,883
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)	(91,559)	(2)	(91,561)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Effect of foreign exchange differences		(1,835)	(24)	(1,923)		(18)	(3,800)
Acquisitions and expenditures			3,302		27		3,329
Transfer of property, plant and equipment			29,840				29,840	28,806		28,806
Drop down of Cements (note 11.c)									(8,086)	(8,086)
Amortization (note 27)		(68,294)	(12,343)		(21,843)		(102,480)	(9,313)		(9,313)
Disposals						(63)	(63)
Transfers to other asset categories	39,814				(39,814)
Business Combination Elizabeth (note 4)	83,266				330,164		413,430
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729		59,729
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918	167,771		167,771
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)	(108,042)		(108,042)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729		59,729

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Software	9	9	9	9
Customer relationships	13	13

13.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test. The CGUs with intangible assets in this situation are shown below:

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020

Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long steel (2)	Steel	235,595	235,595	213,609	215,532	449,204	451,127
Mining (3)	Mining	3,236,402	3,196,588			3,236,402	3,196,588
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	83,266				83,266
		3,729,236	3,606,156	213,609	215,532	3,942,845	3,821,688

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(1) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

(2) The goodwill and trademark that are recorded in line-item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração concluded in December 2015, which recoverability is tested annually.

(4)	On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.

(5)	In the acquisition of Elizabeth Cimentos S.A. in August 2021 goodwill was generated for future profitability in the acquirer CSN Cimentos S.A..

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in the calculation of the value in use on December 31, 2021, are as follows:

	Packaging	Mining	Other Steelmaking	Flat Steel (*)	Flat Steel (*)	Logistics	Cement
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2031 + perpetuity	Until 2064	Until 2031 + perpetuity	Until 2031 + perpetuity	Until 2034 + perpetuity	Until 2027	by 2050
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Estimated based on market study to capture cargo and operating costs according to market trend studies	Gross margin updated based on historical data and market trends
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Study-based costs and market trends	Study-based costs and market trends
Perpetual growth rate	1% growth.	Without perpetuity	Without growth	Without growth	Without growth	Without perpetuity	Without perpetuity
Discount rate	For metal packaging, the cash flow considered a discount rate around 9,22% p.a. in real terms. For mining, flat steel and other steel (CBSI), cash flows considered a discount rate between 7% and 9.5% p.a. in nominal terms. For the logistic segment, cash flow was discounted using a discount rate between 5.87% and 6.40% p.a. in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) refer to the assets of the subsidiary Lusosider, located in Portugal, and the assets of Stahlwerk Thüringen (SWT) located in Germany. The discount rate was applied to the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) refer to the assets of the subsidiary FTL - Ferrovia Transnordestina Logística SA

Based on the analyzes carried out by Management, it was not necessary to record impairment losses on the balances of these assets in the year ended December 31, 2021.

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through business combinations. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated periods of exploration or recovery.

Mineral exploration rights are classified as rights and licenses in the intangible group.

Intangible assets with an indefinite useful life are not amortized.

•	Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair value of assets and liabilities of the subsidiary acquired. Goodwill on acquisitions in business combinations is recorded as intangible assets in the consolidated financial statements. The gain on bargain purchase is recorded as a gain in the income

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statement for the period of the acquisition. Goodwill is tested for impairment annually or at any time when circumstances indicate a possible loss. Recognized impairment losses on goodwill, if any, are not reversed. Gains and losses on the disposal of a Cash Generating Unit ("CGU"), if any, include the carrying amount of goodwill related to the CGU sold.

•	Impairment of Non-financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and/or depreciation, such as fixed assets and investment properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The latter is the higher of an asset's fair value less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable incoming cash flows (Cash Generating Units). Non-financial assets other than goodwill that have suffered impairment are reviewed subsequently each year for possible reversal of the impairment.

14.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated	Parent Company
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020

Foreign Debt
Floating Rates:
Prepayment	1,626,521	1,119,558	3,875,713	3,457,105	1,557,329	1,118,415	1,099,080	3,067,352
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	678,239	426,676	15,380,392	19,898,213		31,969
Intercompany					61,018	475,035	8,218,041	12,971,249
Fixed interest in EUR
Intercompany					600	9,132	1,312,209	1,595,775
Facility	550,460	326,970	79,013	143,503
	2,855,220	1,873,204	19,335,118	23,498,821	1,618,947	1,634,551	10,629,330	17,634,376

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME, Debentures, NCE and CCB	2,677,516	2,282,279	7,886,796	7,716,307	2,269,603	2,234,683	5,977,676	6,838,197
Fixed Rate Securities in R$:
Intercompany					-	18,423
	2,677,516	2,282,279	7,886,796	7,716,307	2,269,603	2,253,106	5,977,676	6,838,197
Total Borrowings and Financing	5,532,736	4,155,483	27,221,914	31,215,128	3,888,550	3,887,657	16,607,006	24,472,573
Transaction Costs and Issue Premiums	(45,877)	(29,030)	(201,251)	(70,928)	(24,322)	(29,164)	(38,390)	(48,820)
Total Borrowings and Financing + Transaction cost	5,486,859	4,126,453	27,020,663	31,144,200	3,864,228	3,858,493	16,568,616	24,423,753

14.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the year:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Opening balance	35,270,653	27,967,036	28,282,246	24,099,460
New debts	12,915,332	8,116,247	5,699,542	2,502,457
Repayment	(17,639,178)	(6,448,658)	(14,280,369)	(2,907,845)
Payments of charges	(2,137,782)	(1,922,130)	(819,648)	(1,051,557)
Accrued charges (note 29)	2,140,961	2,002,052	759,955	1,012,750
Acquisition of Elizabeth	372,123
Others (1)	1,585,413	5,556,106	791,118	4,626,981
Closing balance	32,507,522	35,270,653	20,432,844	28,282,246

1.	Including unrealized exchange and monetary variations and funding cost.

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In 2021, the Company entered into new debt agreements and amortized borrowings as shown below:

•       Funding and Amortization

			Consolidated
			12/31/2021
Nature	New debts	Repayment	Interest payment
Prepayment (1)	2,613,925	(2,186,191)	(143,237)
Bonds, Perpetual bonds, ACC, CCE and Facility (2)	5,850,504	(11,083,220)	(1,550,747)
BNDES/FINAME, Debentures, NCE and CCB (3)	4,450,903	(4,369,767)	(443,798)
	12,915,332	(17,639,178)	(2,137,782)

(1)	During the first quarter of 2021, the Company amortized debts initially scheduled for October 2021 and January 2022 in the amount of US$329 million, equivalent to R$1.9 billion. In June 2021, the Company raised Prepayments through its subsidiary CSN Mineração in the total amount of US$350 million, equivalent to R$1.9 billion. In addition, the CSN Mineração raised an additional US$86 million (equivalent to R$467 million) with other financial institutions over the year 2021.

(2)	In the second quarter of 2021 the Company issued debt securities in the foreign market ("Notes"), in the amount of US$850 million, equivalent to R$4.3 billion, through its subsidiary CSN Resources, maturing in 2031. Additionally, it used part of the funds in the amount of US$421 million in the "Tender Offer" of Notes issued by CSN Resources S.A. maturing in 2023. All Notes mentioned above are unconditionally and irrevocably guaranteed by the Company.

In the third quarter, the Company anticipated amortization of Perpetual Bonds in the amount of $1.0 billion from its subsidiary Island XII.

(3)	In the first quarter of 2021 The Company repurchased 450,000 debentures in the amount of R$391 million anticipating maturities scheduled from March 2021 to December 2023.

In July 2021, the subsidiary CSN Mineração approved its first issue of simple debentures, not convertible into shares, of the chirography type, in two (2) series, in the total amount of R$1.0 billion, with market interest and updated by IPCA. The maturity of the Debentures will be 10 years (2031) for the first series and 15 years (2036) for the second series with semi-annual interest payments. For this operation, the Company contracted an interest rate swap.

In the fourth quarter of 2021, the Company carried out its 11th issue of debentures in the amount of R$1.5 billion with maturities in 2027 and 2028. Additionally, it contracted a borrowing (NCE) with Banco do Brasil in the amount of R$1.8 billion with maturities in 2025 and 2026, using the funds raised to pay off borrowing (NCE) in the amount of R$1.8 billion with maturities in 2023 and 2024.

The following table shows the average interest rate:

		Consolidated		Parent Company
		12/31/2021		12/31/2021
	Average interest rate (i)	Total debt (R$)	Average interest rate (i)	Total debt (R$)
US$	5.35%	21,560,865	1.18%	10,935,468
EUR	1.47%	629,473	3.30%	1,312,809
R$	10.75%	10,564,312	10.76%	8,247,279
		32,754,650		20,495,556

(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on December 31, 2021. In the Parent Company, it considers the interest rate of the contracts as intercompany.

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14.b)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			12/31/2021			12/31/2021
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2022	2,855,220	2,677,516	5,532,736	1,618,947	2,269,603	3,888,550
2023	1,596,549	2,250,571	3,847,120	1,841,210	1,845,998	3,687,208
2024	462,792	983,918	1,446,710	3,414,018	721,769	4,135,787
2025	291,079	716,451	1,007,530	460,391	651,762	1,112,153
2026	3,717,059	872,802	4,589,861	477,213	801,762	1,278,975
2027	195,318	852,365	1,047,683	-	821,762	821,762
After 2027	13,072,321	2,210,689	15,283,010	4,436,498	1,134,623	5,571,121
	22,190,338	10,564,312	32,754,650	12,248,277	8,247,279	20,495,556

•       Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

Until now, the Company follows all financial and non-financial obligations (covenants) of its current contracts

Accounting Policy

Borrowings and financing are initially recognized at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest and charge methods. Interest, commissions, and possible financial charges are recorded pro-rata on an accrual basis.

15.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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•	Classification of financial instruments

							Consolidated
Consolidated				12/31/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	5		16,646,480	16,646,480		9,944,586	9,944,586
Short-term investments	6	2,383,059	261,673	2,644,732	3,305,109	478,253	3,783,362
Trade receivables	7		2,597,838	2,597,838		2,867,352	2,867,352
Dividends and interest on equity	10		76,878	76,878		38,088	38,088
Trading securities	10	12,028		12,028	5,065		5,065
Loans - related parties	10		4,511	4,511
Total		2,395,087	19,587,380	21,982,467	3,310,174	13,328,279	16,638,453

Non-current
Investments	6		147,671	147,671		123,409	123,409
Other trade receivables	10		2,345	2,345		2,445	2,445
Eletrobrás compulsory loan	10		859,607	859,607		852,532	852,532
Receivables by indemnity	10		534,896	534,896		517,183	517,183
Loans - related parties	10		1,143,228	1,143,228		966,050	966,050
Investments	11	190,321		190,321	59,879		59,879
Total		190,321	2,687,747	2,878,068	59,879	2,461,619	2,521,498

Total Assets		2,585,408	22,275,127	24,860,535	3,370,053	15,789,898	19,159,951

Liabilities
Current
Borrowings and financing	14		5,532,736	5,532,736		4,155,483	4,155,483
Trade payables	18		6,446,999	6,446,999		4,819,539	4,819,539
Trade payables - drawee risk	16		4,439,967	4,439,967		623,861	623,861
Dividends and interest on capital	16		1,206,870	1,206,870		946,133	946,133
Leases	17		119,047	119,047		93,626	93,626
Derivative financial instruments					8,722		8,722
Total			17,745,619	17,745,619	8,722	10,638,642	10,647,364

Non-current
Borrowings and financing	14		27,221,914	27,221,914		31,215,128	31,215,128
Trade payables	18		98,625	98,625		543,527	543,527
Derivative financial instruments		101,822		101,822	97,535		97,535
Leases	17		492,504	492,504		436,505	436,505
Total		101,822	27,813,043	27,914,865	97,535	32,195,160	32,292,695

Total Liabilities		101,822	45,558,662	45,660,484	106,257	42,833,802	42,940,059

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	Parent Company
Parent Company				12/31/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	5		3,885,265	3,885,265		4,647,125	4,647,125
Short-term investments	6	2,383,059	43,398	2,426,457	3,305,109	475,782	3,780,891
Trade receivables	7		2,375,512	2,375,512		1,549,703	1,549,703
Dividends and interest on equity	10		486,506	486,506		329,413	329,413
Trading securities	10	11,935		11,935	4,927		4,927
Loans - related parties	10		4,511	4,511		53,718	53,718
Total		2,394,994	6,795,192	9,190,186	3,310,036	7,055,741	10,365,777

Non-current
Investments	6		132,523	132,523		123,409	123,409
Other trade receivables	10		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	10		858,876	858,876		851,713	851,713
Receivables by indemnity	10		534,896	534,896		517,183	517,183
Loans - related parties	10		1,290,295	1,290,295		1,007,677	1,007,677
Investments	11	190,321		190,321	59,879		59,879
Total		190,321	2,817,593	3,007,914	59,879	2,500,985	2,560,864

Total Assets		2,585,315	9,612,785	12,198,100	3,369,915	9,556,726	12,926,641

Liabilities
Current
Borrowings and financing	14		3,888,550	3,888,550		3,887,657	3,887,657
Trade payables	18		4,710,811	4,710,811		4,133,089	4,133,089
Trade payables - drawee risk	16		4,439,967	4,439,967		623,861	623,861
Dividends and interest on capital	16		1,125,359	1,125,359		901,983	901,983
Leases	17		7,602	7,602		26,546	26,546
Total			14,172,289	14,172,289		9,573,136	9,573,136

Non-current
Borrowings and financing	14		16,607,006	16,607,006		24,472,573	24,472,573
Trade payables	18		43,396	43,396		376,753	376,753
Derivative financial instruments		101,822		101,822	97,535		97,535
Leases	17		10,339	10,339		40,561	40,561
Total		101,822	16,660,741	16,762,563	97,535	24,889,887	24,987,422

Total Liabilities		101,822	30,833,030	30,934,852	97,535	34,463,023	34,560,558

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•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2021			12/31/2020
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	2,383,059		2,383,059	3,305,109		3,305,109
Trading securities	12,028	-	12,028	5,065	-	5,065
Non-current
Investments	190,321	-	190,321	59,879	-	59,879
Total Assets	2,585,408		2,585,408	3,370,053		3,370,053

Liabilities
Current
Derivative financial instruments	-			-	8,722	8,722
Non-current
Derivative financial instruments	-	101,822	101,822	-	97,535	97,535
Total Liabilities		101,822	101,822	-	106,257	106,257

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Usiminas shares”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	12/31/2021				Sales of shares				12/31/2020				12/31/2021	12/31/2020
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Share price	Net cash received	Net gain from the transaction	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss for the period in 2021 (notes 28 and 29)
USIM3	106,620,851	15.12%	14.51	1,547,069	(535,800)	23.57	12,627	3,569	107,156,651	15.19%	15.69	1,681,288	(121,593)	623,652
USIM5	55,144,456	10.07%	15.16	835,990	(56,000,000)	23.12	1,294,720	502,275	111,144,456	20.29%	14.61	1,623,821	506,890	566,837
				2,383,059			1,307,347	505,844				3,305,109	385,297	1,190,489
PATI3	2,705,726	11.31%	70.34	190,321					2,065,529	11.31%	28.99	59,879	109,254	12,579
				2,573,380			1,307,347	505,844				3,364,988	494,551	1,203,068

In May 2021, 535,800 common shares (USIM3) were sold for R$12,627 and 56,000,000 preferred shares (USIM5) were sold for R$1,294,720, totaling R$1,307,347.

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

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Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

15.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2021, is shown below:

		12/31/2021
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,656,271	74,652
Trade receivables	212,424	5,004
Financial investments	23,748	-
Other assets	57,424	-
Total Assets	1,949,867	79,656
Borrowings and financing	(3,866,290)	-
Trade payables	(613,961)	(2,455)
Advances from customer	(197,325)
Other liabilities	(9,631)	-
Total Liabilities	(4,687,207)	(2,455)
Foreign exchange exposure	(2,737,340)	77,201
Cash flow hedge accounting	2,655,350	-
Exchange rate swap CDI x Dollar	(67,000)	-
Net foreign exchange exposure	(148,990)	77,201

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2021, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2021
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.5805	5.0611	6.9756	8.3708
EUR	6.3210	5.7378	7.9013	9.4815
USD x EUR	1.1327	1.1337	1.4159	1.6991

The effects on the result, considering scenarios 1 and 2 are shown below:

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					12/31/2021
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(2,737,340)	Dollar	1,421,774	(3,818,931)	(7,637,863)

Cash flow hedge accounting	2,655,350	Dollar	(1,379,189)	3,704,545	7,409,090

Exchange rate swap CDI x Dollar	(67,000)	Dollar	34,800	(93,473)	(186,947)

Net exchange position	(148,990)	Dollar	77,385	(207,859)	(415,720)

Net exchange position	77,201	Euro	(45,024)	121,997	243,994

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar – valuation of the Real by 9.31% / Real x Euro - valuation of the Real by 9.23% / Euro x Dollar - devaluation of Euro by 0.09%. Source: Central Bank of Brazil and European Central Bank quotations on 2/22/2022.

•	Stock market price risks

The Company is exposed to the risk of changes in stock prices due to investments valued at fair value through profit and loss that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on December 31, 2021, as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		12/31/2021
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(77,353)	(386,767)	(773,534)
USIM5	(41,799)	(208,997)	(417,995)
PATI3	(9,516)	(47,580)	(95,160)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2021, as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

			12/31/2021
Interest	Interest rate	Scenario 1	Scenario 2
CDI	9.15%	11.44%	13.73%
TJLP	5.32%	6.65%	7.98%
LIBOR	0.34%	0.42%	0.51%

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The effects on the result, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	9.15	3,908,490	(5,778,965)	(2,041,623)	(2,084,411)	(2,127,198)
TJLP	5.32		(800,884)	(843,491)	(854,143)	(864,794)
Libor	0.34		(5,449,749)	(5,468,210)	(5,472,825)	(5,477,440)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2021 as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Sensitivity analysis for price risks “Platts index”

The cash flow hedge accounting operation - "Platts" index was settled on October 2, 2021, in the amount of R$71,936 and no change occurred.

15.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

Additionally, in 2021, the Company sold US$100 million in NDF (Non-Deliverable Forward) with maturity in September 2021.

Swap exchange rate CDI x IPCA

The subsidiary CSN Mineração has derivative operations to protect its exposure to the IPCA.

							12/31/2021	12/31/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 29)
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap Dollar x Real	Settled	Dollar					37,322	-
Total dollar x real swap (NDF)							37,322	-

Exchange rate swap Dollar x Euro	Settled	Dollar	-	-	-	-	1,784	(4,749)
Exchange rate swap Dollar x Euro	Settled	Dollar					5,335	(4,321)
Total dollar-to-euro swap							7,119	(9,070)

Exchange rate swap GBP x Euro	Settled	GBP	-				-	(602)
Total Swap GBP x Euro								(602)

Exchange rate swap CDI x Dollar	10/02/2023	Dollar	(67,000)	298,408	(400,230)	(101,822)	(9,960)	(106,143)
Total Swap CDI x dollar			(67,000)	298,408	(400,230)	(101,822)	(9,960)	(106,143)

Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	576,448	616,912	(634,400)	(17,488)	(17,488)	-
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	423,552	464,380	(481,812)	(17,432)	(17,432)	-
Total interest rate (Debentures) CDI x IPCA			1,000,000	1,081,292	(1,116,212)	(34,920)	(34,920)

				1,379,700	(1,516,442)	(136,742)	(439)	(115,815)

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•	Cash flow hedge accounting

Foreign exchange hedge accounting

The Company formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN designated part of its dollar liabilities as an instrument of hedge future exports. As a result, the exchange rate variation resulting from the designated liabilities will be transiently recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this accounting hedge it does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of December 31, 2021:

									12/31/2021
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(60,000)	(33,016)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000	(100,000)	(52,436)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(24,000)	(12,057)	(13,773)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)	(39,382)	(39,382)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)	(9,694)	(1,891)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)	(27,143)	(31,147)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)	(11,633)	(13,349)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)	(11,478)	(13,194)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(343,000)	(131,680)	(26,238)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)		(794,535)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(261,261)	(21,781)	(1,949,731)
10/1/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(1,237,000)	(174,990)	(1,506,060)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000			(1,374,101)
Total						5,728,806	(3,073,456)	(525,290)	(5,763,401)

(*) On December 31, 2021, the amount of (R$525,290) was recorded in Other Operating Expenses. As of December 31, 2020, (R$ 1,667,886).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2021 are as follows:

				Parent Company
	12/31/2020	Movement	Realization	12/31/2021
Cash flow hedge accounting	5,125,058	1,163,633	(525,290)	5,763,401

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The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 28.

As of December 31, 2021, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity, the operations were settled on October 02, 2021.

The Company formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in the shareholders’ equity as Other Comprehensive Income and will be reclassified to the income statement when the referred sales occur.

The table below shows the result of the derivative instrument on December 31, 2021:

		12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
		Other income and expenses (note 28)		Other comprehensive income		Exchange variation
Maturity	Notional
09/02/2020 (Settled)	Platts		(31,678)				(136)
10/02/2020 (Settled)	Platts		(132,997)				(9,051)
11/04/2020 (Settled)	Platts		(85,164)				(7,301)
12/02/2020 (Settled)	Platts		(33,310)				52
02/02/2021 (Settled)	Platts	(36,405)			(6,888)	(2,690)	(185)
03/02/2021 (Settled)	Platts	(34,116)			6,063	(2,870)	117
04/02/2021 (Settled)	Platts	11,961				59
05/04/2021 (Settled)	Platts	(30,226)				1,133
05/12/2021 (Settled)	Platts	(37,594)				2,308
06/02/2021 (Settled)	Platts	(134,768)				10,880
07/02/2021 (Settled)	Platts	(76,330)				5,638
08/02/2021 (Settled)	Platts	7,088				(305)
09/02/2021 (Settled)	Platts	233,546				(182)
10/02/2021 (Settled)	Platts	69,116				2,819
		(27,728)	(283,149)		(825)	16,790	(16,504)

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on December 31, 2021, is shown as follows:

	12/31/2020	Movement	Realization	12/31/2021
Cash flow hedge accounting – “Platts”	825	26,903	(27,728)
Income tax and social contribution on cash flow hedge accounting	(280)	(9,148)	9,428
Fair Value of cash flow accounting - Platts, net	545	17,755	(18,300)

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

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•	Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2020. The balance recorded on December 31, 2021, and December 31, 2020, is R$6,293.

•	Classification of derivatives in the balance sheet and income

				12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Instruments	Liabilities			Other operating income expenses (note 28)		Other comprehensive income		Financial income (expenses), net (note 29)
	Current	Non-current	Total
Exchange rate swap Dollar x Real								37,322
Exchange rate swap Dollar x Euro								7,119	(9,070)
Exchange rate swap GBP x Euro									(602)
Exchange rate swap CDI x Dollar		(101,822)	(101,822)					(9,960)	(106,143)
Iron ore derivative				(27,728)	(283,149)		(825)	16,790	(16,504)
Interest rate swap CDI x IPCA	(34,920)		(34,920)					(34,920)
	(34,920)	(101,822)	(136,742)	(27,728)	(283,149)		(825)	16,351	(132,319)

15.c)Liquidity	risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 14.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At December 31, 2021	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 14)	5,532,736	5,293,830	6,645,074	15,283,010	32,754,650
Lease Liabilities (note 17)	119,047	161,417	134,040	197,047	611,551
Derivative financial instruments (note 15 I)		101,822			101,822
Trade payables (note 18)	6,446,999	44,340	54,285		6,545,624
Trade payables - Drawee Risk (note 16)	4,439,967				4,439,967
Dividends and interest on equity (note 16)	1,206,870				1,206,870
	17,745,619	5,601,409	6,833,399	15,480,057	45,660,484

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2021		12/31/2020
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds (1)			5,203,773	5,157,465
Fixed Rate Notes	15,617,091	15,700,276	15,067,341	15,744,067

(1) The Perpetual Bond was settled on September 23, 2021

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15.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

15.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2021	12/31/2020
Shareholder's equity (equity)	23,374,389	11,251,505
Borrowings and Financing (Third-party capital)	32,507,522	35,270,653
Gross Debit/Shareholder's equity	1.39	3.13

Accounting Policy

The Company’s financial instruments are classified according to the definition of the business model adopted by the Company and the characteristics of the cash flow, in the case of financial assets.

Upon initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows of the investments have expired or been transferred; in the latter case, provided that the Company has substantially transferred all risks and benefits of the property.

If the company substantially holds all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial assets and liabilities upon initial recognition.

Financial liabilities are derecognized only when they are extinguished, that is, when the obligation specified in the contract is settled, canceled, or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Derivative Financial Instruments and Hedging Activities

Initially, derivatives are recognized at fair value on the date that a derivative contract is entered into and are subsequently measured at fair value with the changes recorded in the income statement in the caption Financial Result in the income statement.

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Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument for foreign exchange risk and price risk ("Platts" index) associated with cash flows arising from forecasted and highly probable exports (cash flow hedge).

The Company documents, at the inception of the transaction, the relationships between the hedging instruments and the hedged items (expected exports), as well as the risk management objectives and strategy for undertaking various hedging transactions. In addition, it documents its assessment, both at the hedge's inception and on an ongoing basis, that the hedge transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of financial liabilities designated and qualified as cash flow hedges is recognized in equity, under "Hedge Accounting". Gains or losses related to the ineffective portion are recognized in other operating expenses/income, when applicable.

Gains and losses from cash flow hedge accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's result, but only to the extent that exports are realized.

The amounts accumulated in equity are realized in the operating result in the periods when the forecasted exports affect the result.

When a hedge instrument expires or is settled early, or when the hedge relationship no longer meets the criteria for hedge accounting, or when Management decides to discontinue hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and from that time onwards the foreign exchange variations are recorded in the financial result. When the forecasted transaction is realized, the gain or loss is reclassified to operating income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that had been reported in equity is immediately transferred to the income statement under "Other Operations".

Investment hedge: The Company designates for net investment hedge a portion of its financial liabilities as a hedging instrument of its investments abroad with functional currency different from the Group's currency in accordance with CPC38/IAS39. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

The Company documents, at the inception of the transaction, the relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, that the hedging transactions are highly effective in offsetting changes in the hedged items.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as net investment hedges is recognized in equity under Hedge Accounting. The gains or losses related to the ineffective portion are recognized in Other Operations, when applicable. If at any time during the hedge relationship the debt balance is greater than the investment balance, the exchange variation on the excess debt is reclassified to the income statement as other operating income/expenses (hedge ineffectiveness).

The amounts accumulated in the equity will be realized in the income statement by the disposal or partial disposal of the foreign operation.

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16.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

				Consolidated	Parent Company
	Current		Non-current		Current		Non-current
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Payables to related parties (note 23 b)	50,624	70,458	66,607	78,083	314,260	250,330	128,849	222,834
Derivative financial instruments (note 15 I)		8,722	101,822	97,535			101,822	97,535
Dividends and interest on capital (note 15 I)	1,206,870	946,133			1,125,359	901,983
Advances from customers (1)	2,140,783	1,100,772	947,896	1,725,838	148,822	196,595
Taxes in installments	51,999	45,331	152,420	160,247	9,173	9,806		1,320
Profit sharing - employees	223,885	150,341			138,860	109,482
Taxes payable			10,378	38,493			35,453	32,289
Provision for consumption and services	216,692	175,242			100,735	97,221
Third party materials in our possession	418,084	84,832			402,071	55,334
Trade payables - Drawee Risk and forfaiting (note 18)	4,439,967	623,861			4,439,967	623,861
Trade payables (note 18)			98,625	543,527			43,396	376,753
Lease Liabilities (note 17)	119,047	93,626	492,504	436,505	7,602	26,546	10,339	40,561
Other payables	36,703	58,321	77,912	65,108	9,308	31,030
	8,904,654	3,357,639	1,948,164	3,145,336	6,696,157	2,302,188	319,859	771,292

1.	Advances from customers: During 2019, the Company received in advance, through its subsidiary CSN Mineração, the total amount of US$746 million (R$2,907 million) related to supply contracts for approximately 33 million tons of iron ore signed with an important international player, the term for the execution of the contracted volumes is 5 years. On July 16, 2020, the Company concluded the contract for the additional supply of approximately 4 million tons of iron ore, and the amount received in advance, on August 28, 2020, was US$ 115 million (R$629 million). The term for the execution of the contract is 3 years.

Price adjustment overpayments made as a result of the provisional price charged when invoices were issued, subject to adjustments based on the Platts index for the period determined in the sales contract. With the recent fall of the Platts index, the subsidiary CSN Mineração recognized on December 31, 2021, the amount of R$1.1 billion in advance payments from customers.

17.	LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Leases	1,790,193	1,623,523	20,113	76,333
Present value adjustment - Leases	(1,178,642)	(1,093,392)	(2,172)	(9,226)
	611,551	530,131	17,941	67,107
Classified:
Current	119,047	93,626	7,602	26,546
Non-current	492,504	436,505	10,339	40,561
	611,551	530,131	17,941	67,107

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 15 years.

CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

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The average incremental rate used in measuring lease and right-of-use liabilities in the agreements entered into during the year ended December 31, 2021, is 5.88% p.a. for 3-year agreements and ranges from 9.10% to 18.02% p.a. for 2-year agreements.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Opening balance	530,131	474,390	67,107	45,940
New leases	69,379	52,835	1,216	29,714
Present Value Adjustments - New leases	(7,273)	(6,511)	(104)	(3,822)
Contract review	109,860	63,250	(1,331)	21,503
Write-off	(38,626)	(7,757)	(17,073)	(4,465)
Payments	(114,303)	(103,648)	(9,502)	(25,732)
Interest appropriated	62,470	54,236	2,058	3,969
Drop down of Cements (note 11.d)			(24,430)
Exchange variation	(87)	3,336
Net balance	611,551	530,131	17,941	67,107

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2021, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	125,756	418,012	1,246,425	1,790,193
Present value adjustment - Leases	(6,709)	(122,555)	(1,049,378)	(1,178,642)
	119,047	295,457	197,047	611,551

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Leases	1,777,209	1,603,100	18,847	70,647
Present value adjustment - Leases	(1,177,668)	(1,091,275)	(2,036)	(8,136)
Potencial PIS and COFINS credit	164,392	148,287	1,743	6,535
Present value adjustment – Potential PIS and COFINS credit	(108,934)	(100,943)	(188)	(753)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

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		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Contract less than 12 months	339	549	21
Lower Assets value	4,975	9,563	749	4,199
Variable lease payments	498,529	270,449	10,241	14,674
	503,843	280,561	11,011	18,873

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasure liabilities and use rights, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right to use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

				Consolidated				Parent Company
		12/31/2021		12/31/2020		12/31/2021		12/31/2020
	Rate in nominal terms and actual flow	Rate and actual flow in nominal terms	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais
Lease Liability	611,551	909,878	530,131	595,193	17,941	19,006	67,107	55,119
Right of net use	581,824	879,812	511,882	547,671	15,996	16,044	64,659	53,775
Financial expenses	(58,115)	(94,892)	(50,609)	(63,744)	(1,905)	(1,975)	(3,688)	(3,709)
Depreciation	(62,289)	(84,148)	(57,342)	(59,560)	(7,000)	(7,339)	(20,620)	(20,779)

In order to measure the balances using the rate in real terms, the inflation projection (IPCA) released by the Central Bank of Brazil was used.

Accounting Policy

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transmission of the right to use for a fixed period in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right to use and the lease liability. The lease term will be reevaluated by the Company when a significant event or significant change occurs in the circumstances that are under the control of the lessee and affects the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

At inception, the Company recognizes the right to use the asset and the lease liability at present value. The right-to-use asset should be measured at cost. The cost includes the lease liability, upfront costs, advance payments, estimated costs to dismantle, remove or restore. The lease liability is measured at the present value of the lease payments expected to be made during the life of the agreement, discounted at the implicit interest rate of the lease or, if the rate is not determinable, an incremental rate will be used to determine the present value.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. In contracts with no rate definition, the Company applied the incremental loan rate, obtaining it through consultations with banks where it has a relationship, adjusted for the inflation forecast for the coming years.

For the subsequent measurement, the cost method to the right-of-use asset is used and, in depreciation, the requirements of CPC 27/IAS 16 - Property, Plant and Equipment are applied. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is the shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right to use and of the financial expenses recognized monthly.

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The CPC 01(R1)/IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment problems and to account for any impairment loss identified.

18.	TRADE PAYABLES

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Trade payables	6,657,702	5,487,640	4,842,146	4,588,207
(-) Adjustment present value	(112,078)	(124,574)	(87,939)	(78,365)
	6,545,624	5,363,066	4,754,207	4,509,842

Classified:
Current	6,446,999	4,819,539	4,710,811	4,133,089
Non-current	98,625	543,527	43,396	376,753
	6,545,624	5,363,066	4,754,207	4,509,842

The Company classifies drawee risk operations with suppliers in other liabilities as per note 16. These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

Accounting Policy

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method, and adjusted to present value when applicable, based on the estimated rate of the Company’s cost of capital.

19.	INCOME TAX AND SOCIAL CONTRIBUTIONS

19.a)Tax	of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Income tax and social contribution income (expense)
Current	(4,240,802)	(2,052,204)	(782,516)	(239,815)
Deferred	(759,355)	1,426,696	(1,021,298)	1,364,156
	(5,000,157)	(625,508)	(1,803,814)	1,124,341

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

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		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Profit/(Loss) before income tax and social contribution	18,595,778	4,918,126	14,062,442	2,669,954
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(6,322,565)	(1,672,163)	(4,781,230)	(907,784)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	71,833	28,391	1,573,909	643,513
Difference Tax Rate in companies abroad	(437,567)	(519,840)
Transfer price adjustment	(20,925)	(15,645)	(20,925)	(15,645)
Tax loss carryforwards without recognizing deferred taxes	(9,495)	(27,758)
Indebtdness limit	(6,260)	(25,087)	(6,260)	(25,087)
Unrecorded deferred taxes on temporary differences	3,181	5,142
Reversal for deferred income tax and social contribution credit	1,033,566	1,540,087	1,033,566	1,540,087
Income taxes and social contribution on foreign profit	(34,896)	(13,011)	(34,896)	(13,011)
Tax incentives	273,040	64,818	143,598	6,975
Interest on equity	185,325	17,177	24,252	(121,647)
Other permanent exclusions (additions) (i)	264,606	(7,619)	264,172	16,940
Income tax and social contribution in net income for the year	(5,000,157)	(625,508)	(1,803,814)	1,124,341
Effective tax rate	27%	13%	13%	-42%

(i) In September 2021 the Company recognized a credit for the unconstitutionality of the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax payment (see note 9).

19.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2020 reclassified	Shareholders' Equity	P&L	Others	12/31/2021

Deferred
Income tax losses	1,848,999		(311,376)		1,537,623
Social contribution tax losses	688,208		(104,363)		583,845
Temporary differences	718,903	2,073,437	(343,616)	(1,181)	2,447,543
- Provision for tax. social security, labor, civil and environmental risks	279,149		(13,821)		265,328
- Asset impairment losses	161,016		122,250		283,266
- (Gains)/losses on financial instruments	5,027		1,457		6,484
- Actuarial liability (pension and healthcare plan)	262,457	(66,019)	13,571		210,009
- Accrued supplies and services	154,452		9,168		163,620
- Unrealized exchange variation (1)	2,744,910		(1,718,608)		1,026,302
- Gain upon loss of control in Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	1,742,800	216,757			1,959,557
- Acquisition at fair value of SWT and CBL	(212,015)	7,929	25,926		(178,160)
- Deferred taxes not computed	(317,927)		69,322		(248,605)
- (Losses) estimated /reversals to deferred taxes credits	(2,940,052)	1,915,039	1,025,013
- Business Combination	(1,015,049)		(323,625)		(1,338,674)
- Others	(53,685)	(269)	445,731	(1,181)	390,596
Total	3,256,110	2,073,437	(759,355)	(1,181)	4,569,011

Total Deferred Assets	3,874,946				5,072,092
Total Deferred Liabilities	(618,836)				(503,081)
Total Deferred	3,256,110				4,569,011

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2020 Reclassified	Shareholders' Equity	P&L	12/31/2021

Deferred tax assets
Income tax losses	1,680,700		(261,549)	1,419,151
Social contribution tax losses	627,382		(95,910)	531,472
Temporary differences	1,491,625	2,065,244	(663,839)	2,893,030
- Provision for tax. social security, labor, civil and environmental risks	202,467		(18,131)	184,336
- Asset impairment losses	100,005		13,501	113,506
- (Gains)/losses on financial instruments	5,026		1,457	6,483
- Actuarial liability (pension and healthcare plan)	264,192	(66,831)	13,658	211,019
- Accrued supplies and services	132,892		16,594	149,486
- Unrealized exchange variation (1)	2,744,909		(1,713,020)	1,031,889
- Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,742,520	217,036		1,959,556
- (Losses) estimated /reversals to deferred taxes credits	(2,948,605)	1,915,039	1,033,566
- Business Combination	(721,992)			(721,992)
- Others	62,391		(11,464)	50,927
Total	3,799,707	2,065,244	(1,021,298)	4,843,653

Total Deferred Assets	4,627,332			5,710,808
Total Deferred Liabilities	(827,625)			(867,155)
Total Deferred	3,799,707			4,843,653

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2017 and 2021, these subsidiaries generated income in the amount of R$611,234. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$203,454. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the incidence of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

The estimated recovery of deferred tax assets of IRPJ and CSLL are netted when referring to a single jurisdiction as shown in the table below:

	Consolidated	Parent Company
2022	2,331,239	2,331,239
2023	1,766,672	1,766,672
2024	702,525	702,525
2025	709,246	709,246
2026	429,565	201,126
Deferred asset	5,939,247	5,710,808
Deferred liabilities - Parent Company	(867,155)	(867,155)
Net deferred asset	5,072,092	4,843,653
Deferred liabilities - subsidiaries	(503,081)
Net deferred asset	4,569,011	4,843,653

19.c)	Income tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

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		Consolidated	Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Income tax and social contribution
Actuarial gains on defined benefit pension plan	104,532	170,604	105,688	172,520
Estimated losses for deferred income and social contribution tax credits - actuarial gains	-	(172,520)	-	(172,520)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,959,556	1,742,520	1,959,556	1,742,520
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	-	(1,742,520)	-	(1,742,520)
	1,738,738	(327,266)	1,739,894	(325,350)

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are posted net in liabilities whenever there are amounts payable, or in assets whenever such amounts paid in advance exceed the total amount due at the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination, that does not affect nor accounting profit nor tax profit or loss, differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert in a foreseeable future and from the initial recognition of goodwill, in accordance with CPC 32/IAS 12 - Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Assets and liabilities deferred income tax are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss and negative basis of CSLL, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

19.d)	Test of recoverability of income tax and social contribution of deferred assets

The Company’s management constantly evaluates the ability to use its tax credits. In this sense, CSN periodically updates the technical study of the projection of future taxable results to support the realization of tax credits and, consequently, to base the accounting recognition of the credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at the level of the Entity in accordance with Brazilian tax legislation and is carried out considering the projections of the Parent Company, which is the Entity that generates a significant amount of tax credits, especially for temporary differences. The Parent Company exclusively covers the steel business.

Deferred income tax / social contribution on tax losses and temporary differences refers mainly to the following items:

Nature	Brief description
Tax losses	The Parent Company incurred in tax losses in previous years as a result of financial expenses on its indebtedness, since it substantially holds all the loans and financing of the CSN Group. The Parent Company reported taxable income in 2021 and in some quarters of 2020.

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Differences Temporary	Foreign exchange variation expenses	Since 2012, the Company has opted for taxing exchange rate variations on a cash basis. As a result, taxes are due and expenses are deductible when the underlying asset or liability is settled.
	Other provisions	Other provisions are recognized on an accrual basis and their taxation occurs only at the time of their realization, such as: provision for contingencies, loss for impairment, provision for environmental liabilities, etc.

The study is prepared based on the Company’s long-term business plan designed for a period reasonably estimated by Management and considers several scenarios that vary according to different macroeconomic and operational assumptions.

The taxable income projection model considers two main indicators:

•	Income before taxes, reflecting the projected EBITDA plus depreciation, other income and expenses and the financial result, and;
•	Taxable income, which is comprised of pre-tax income plus (minus) the items of income and expense that are taxable or deductible in future periods (temporary differences).

In addition, a sensitivity analysis of consumption of tax credits is carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events.

The Company has resumed high profitability indexes with sustainability and consequently maintains in the balance sheet the totality of its tax credits in the amount of R$5,711 million and estimates that they will be fully used in 5 years.

The tax losses carryforward and negative base of social contribution and temporary differences maintained in the Company’s tax records for future use amount, respectively, to R$1,419 million and R$531 million on December 31, 2021 (R$1,681 million and R$627 million on December 31, 2020), respectively.

20.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installments, recorded in installment taxes in current and non-current liabilities, as shown in note 16, are shown below:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Federal REFIS Law 11.941/09 (a)	18,499	27,743	9,173	9,173
Federal REFIS Law 12.865/13 (b)	43,352	49,516
Other taxes in installments	142,568	128,319		1,953
	204,419	205,578	9,173	11,126

Classified:
Current	51,999	45,331	9,173	9,806
Non-current	152,420	160,247		1,320
	204,419	205,578	9,173	11,126

(a) The refinancing program of Law 11,941 / 09 has a balance arising from the adhesion to the REFIS of taxes on profit (IRPJ and CSLL) for the years 2006, 2007 and 2012 and taxes on billing (PIS and COFINS) for the years 2006 and 2007. The installment payment is paid in monthly installments, with interest at the SELIC rate, which is the rate of the Brazilian federal funds.

(b) The refinancing program of Law 12.865 / 13 has a balance resulting from the adhesion to the REFIS of taxes on profit (IRPJ and CSLL) for the payment of the amounts related to taxes on the profit of the affiliates or subsidiaries abroad in 2009 to 2011. It is due in monthly installments, with interest at the SELIC rate, which is the rate of Brazilian federal funds.

21.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

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				Consolidated	Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Tax	111,572	134,645	78,260	67,819	38,857	61,004	54,633	49,078
Social security	1,270	8,170			1,270	7,948
Labor	304,744	328,334	218,200	212,737	210,670	234,333	154,827	159,138
Civil	139,824	151,776	17,869	17,683	104,340	121,989	12,017	11,840
Environmental	16,942	12,463	2,739	2,444	13,719	10,341	1,004	960
Deposit of a guarantee			22,737	24,434
	574,352	635,388	339,805	325,117	368,856	435,615	222,481	221,016

Classified:
Current	66,047	81,073			35,571	34,458
Non-current	508,305	554,315	339,805	325,117	333,285	401,157	222,481	221,016
	574,352	635,388	339,805	325,117	368,856	435,615	222,481	221,016

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2021, can be summarized as follows:

						Consolidated
	Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	Acquisition of Elizabeth	12/31/2021
Tax	134,645	2,296	5,942	(36,214)	4,903	111,572
Social security	8,170	17	25	(6,942)		1,270
Labor	328,334	38,171	30,929	(92,690)		304,744
Civil	151,776	3,264	21,261	(36,477)		139,824
Environmental	12,463	7,554	1,223	(4,298)		16,942
	635,388	51,302	59,380	(176,621)	4,903	574,352

						Parent Company
						Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	Drop down of Cements (note 11.c)	12/31/2021
Tax	61,004	2,054	2,847	(27,048)		38,857
Social security	7,948	17	25	(6,720)		1,270
Labor	234,333	26,260	20,915	(59,504)	(11,334)	210,670
Civil	121,989	1,615	14,854	(32,412)	(1,706)	104,340
Environmental	10,341	6,030	1,223	(3,677)	(198)	13,719
	435,615	35,976	39,864	(129,361)	(13,238)	368,856

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

Tax proceedings

The main lawsuits that are considered by the external legal advisors as probable loss, which are part of CSN or its subsidiaries, of a tax nature, are (i) some tax assessment notices; (ii) divergences between calculated and paid ICMS; (iii) Requests for compensation not approved due to the lack of credit rights.

Labor proceedings

The Company appears as a defendant, on December 31, 2021, in 8,884 labor claims. The majority of claims for actions are related to subsidiary and / or joint liability, equal pay, unhealthy and hazardous work premiums, overtime, health insurance, indemnity claims arising from alleged involvement of occupational diseases or accidents at work, intra-day break and differences in profit sharing in the years 1997 to 1999 and 2000 to 2003.

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During the year ended December 31, 2021, there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil proceedings

Among the civil lawsuits in which he is a defendant, there are mainly suits for damages. Such processes, in general, result from work accidents, occupational diseases, contractual discussions, related to the Group’s industrial activities, real estate actions, health insurance.

Environmental Proceedings

The main environmental lawsuits that are considered by the external legal advisors to be probable losses, to which CSN or its subsidiaries are a party, are (i) administrative infraction notices, for alleged environmental violations; (ii) judicial annulment actions and tax foreclosures, arising from environmental fines; (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative / judicial proceedings in which the Company is a defendant, there are administrative procedures aimed at finding possible occurrences of environmental irregularities and regularizing environmental licenses; at the judicial level, there are actions for the enforcement of fines imposed as a result of such alleged irregularities and public civil actions with a request for regularization combined with indemnities, which consist of environmental recomposition, in most cases. Such processes, in general, result from discussions of alleged impact to the environment related to the Company’s industrial activities.

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance on December 31, 2021 and 2020.

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		Consolidated
	12/31/2021	12/31/2020
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	13,015,938	12,694,021

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,242,051	3,930,093

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,017,602	1,956,898

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,137,519	3,461,574

ICMS - SEFAZ/RJ - Electricity Credits	867,521	841,401

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,660,888	1,845,379

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	614,528	624,645

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	326,361	317,848

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	600,895	583,478

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	266,649	260,326

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,079,951	1,051,661

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,142,386	1,111,034

Other tax lawsuits (federal, state, and municipal)	3,877,976	3,886,976

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business Combinations of CSN Mineração held in 2015.	889,179	862,324

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	562,307	498,002

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,116,228	1,082,517

Social security lawsuits	214,323	233,116

Action to discuss the balance of the construction contract – Tebas	507,719	487,124

Action related to power supply payment’s charge - Light	324,371	288,390

Indemnity action due to the supply contract termination - Indumill (1)	-	237,795

Enforcement action applied by Brazilian antitrust authorities (CADE)	98,740	95,833

Civil Public Action - Districts / School / Nursery relocation-CdP Dam	14,876	12,207

Other civil lawsuits	845,043	777,850

Labor and social security lawsuits	1,536,967	1,506,626

Tax foreclosures – Fine – Volta Redonda IV	104,400	94,304

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits	424,143	257,965
	40,794,949	39,305,776

(1)	The indemnity lawsuit filed by Indumill in the amount of R$267 million was definitively dismissed, with a favorable decision for CSN, resulting in the closing of the case and the write-off of the risk amounts.

In the first quarter of 2021, the Group was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

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The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total amount updated to December 31, 2021, of R$4,732,009 (December 31,2020 R$ 4,542,786), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

Accounting Policy

Only provisions estimated as probable risk of loss are recorded, substantiated in the assessment of our legal advisors, and at amounts that will be required to settle the litigations. The obligation is updated in accordance with the evolution of the lawsuit or financial charges incurred and will be reversed if the estimated loss is no longer considered probable due to changes in circumstances or derecognized when the obligation is settled.

22.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Environmental liabilities	173,647	192,830	159,254	178,638
Asset retirement obligations (1)	724,950	611,005		50,886
	898,597	803,835	159,254	229,524

(1)	On January 31, 2021, the provision fot assets retirement obligation – ARO was transferred to the subsidiary CSN Cimentos S.A.

22.a)	Environmental liabilities

As of December 31, 2021, a provision is maintained for application in expenses related to services for the investigation and environmental recovery of potential contaminated, degraded areas and in the process of exploration under the responsibility of the Company in the states of Rio de Janeiro, Minas Gerais, and Santa Catarina. Expenditure estimates are periodically reviewed, adjusting, whenever necessary, the amounts already accounted for. These are the Management’s best estimates considering studies and environmental recovery projects. These provisions are recorded in the account for other operating expenses.

Provisions are measured at the present value of the expenses that must be required to settle the obligation, using a pre-tax rate, which reflects current market valuations of money at the time and the specific risks of the obligation. The increase in the obligation due to the passage of time is recognized as other operating expenses.

Some contingent environmental liabilities are monitored by the environmental area and have not been provisioned because their characteristics do not meet the recognition criteria in CPC 25/IAS 37.

22.b)	Asset retirement obligation

The Company realized its most recent study in 2020, anticipating the discontinuation of the dams used in its mining activities, the Company also updated the study for recognition of the costs with decommissioning of mining assets. Subsequent remeasurement includes the reversal of the present value adjustment.

Accounting Policy

The Company recognizes a provision for recovery costs when a loss is probable and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

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Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and / or prevention.

Asset retirement obligation (ARO) liabilities consist of cost estimates for deactivation, demobilization, or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset deactivation cost equivalent to the initial liability is capitalized as part of the asset’s carrying amount and is depreciated over the asset’s useful life.

23.	RELATED-PARTY BALANCES AND TRANSACTIONS

23.a)Transactions	with holding companies

Vicunha Aços SA is shareholder of the Company with a 50.65% interest in the voting capital.

Also, part of the Company’s control is Rio Iaco Participações SA, which holds a 3.41% interest in the voting capital of CSN.

The corporate structure of Vicunha Aços SA is as follows:

a)	Vicunha Steel S.A. - holds 67.93% interest in Vicunha Aços S.A.;
b)	CFL Participações S.A. - holds a 12.82% interest in Vicunha Aços S.A. and a 40% interest in Vicunha Steel S.A.;
c)	Rio Purus Participações S.A. - holds a 19.25% interest in Vicunha Aços S.A. and a 60% interest in Vicunha Steel S.A.

•	Liabilities

The Company's Board of Directors at a meeting held on July 27, 2021, approved the distribution of dividends to shareholders on income generated until June 30, 2021, in the amount of R$861,641 to shareholder Vicunha Aços S.A and R$57,956 to Rio Iaco Participações S.A., corresponding to R$1.26801069070972 per share, which were paid in August 2021. Additionally, on December 29, 2021, the Board of Directors approved the payment to shareholders of interest on equity in the amount of R$129,839 to shareholder Vicunha Aços S.A and R$8,723 to Rio Iaco Participações S.A., corresponding to R$0.19150790423 per share, after withholding income tax, the value per share is R$0.16278171860. The interest on equity will be paid to shareholders until May 30, 2022.

After the anticipations, the remaining balance destined as minimum mandatory dividends amounted to R$458,070 to the shareholder Vicunha Aços S.A and R$30,811 to Rio Iaco Participações S.A., which will be submitted for approval at the General Meeting.

23.b)Transactions	with subsidiaries, joint ventures, associates, exclusive founds and other related parties

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•	Consolidated

		Consolidated
		12/31/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			2,579,990	2,579,990			3,763,603	3,763,603
Trade receivables (note 7)	(2)	8,159	1,667	134,570	144,396	7,686	8	113,482	121,176
Dividends (note 10)	(3)		61,898	14,980	76,878		38,088		38,088
Loans (note 10)	(4)		4,511		4,511
Other current assets (note 10)				1,828	1,828		4,413	1,829	6,242
		8,159	68,076	2,731,368	2,807,603	7,686	42,509	3,878,914	3,929,109
Noncurrent Assets
Investments	(1)			132,523	132,523			123,409	123,409
Loans (note 10)	(4)	3,626	1,139,602		1,143,228	3,375	962,675		966,050
Actuarial asset (note 10)				59,111	59,111			13,819	13,819
Other non-current assets (note 10)	(5)		927,077		927,077		664,020		664,020
		3,626	2,066,679	191,634	2,261,939	3,375	1,626,695	137,228	1,767,298
		11,785	2,134,755	2,923,002	5,069,542	11,061	1,669,204	4,016,142	5,696,407

Liabilities
Current Liabilities
Trade payables		21	62,730	14,712	77,463		106,946	9,455	116,401
Accounts payable (note 16)			28,442		28,442		23,555	2,437	25,992
Provision for consumption (note 16)			22,182		22,182		44,466		44,466
		21	113,354	14,712	128,087		174,967	11,892	186,859
Noncurrent Liabilities
Accounts payable (note 16)			66,607		66,607		78,083		78,083
Actuarial liability (note 16)								79,546	79,546
			66,607		66,607		78,083	79,546	157,629
		21	179,961	14,712	194,694		253,050	91,438	344,488

	Consolidated
	12/31/2021				12/31/2020
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales	274,978	2,250	3,244,017	3,521,245	104,400	843	1,568,992	1,674,235
Cost and expenses	(1,065)	(1,273,740)	(119,500)	(1,394,305)		(1,036,420)	(104,212)	(1,140,632)
Financial income (expenses)
Interest (note 29)	251	49,293	32,246	81,790		19,095	18,421	37,516
Short-term investments			94,866	94,866			1,190,489	1,190,489
	274,164	(1,222,197)	3,251,629	2,303,596	104,400	(1,016,482)	2,673,690	1,761,608

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•	Parent Company

		Parent Company
		12/31/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			2,674,193	2,674,193			3,801,985	3,801,985
Trade receivables (note 7)	(2)	1,385,970		134,271	1,520,241	835,489	8	112,222	947,719
Loans (note 10)	(4)		4,511		4,511	53,718			53,718
Dividends (note 10)	(3)	435,504	36,022	14,980	486,506	308,009	21,404		329,413
Other current assets (note 10)		45,467		1,829	47,296	3,888		1,829	5,717
		1,866,941	40,533	2,825,273	4,732,747	1,201,104	21,412	3,916,036	5,138,552
Noncurrent Assets
Investments	(1)			132,523	132,523			123,409	123,409
Loans (note 10)	(4)	243,131	1,047,164		1,290,295	134,892	872,785		1,007,677
Actuarial asset (note 10)				47,350	47,350			1,803	1,803
Other non-current assets (note 10)	(5)	224,827	927,076		1,151,903	236,180	664,020		900,200
		467,958	1,974,240	179,873	2,622,071	371,072	1,536,805	125,212	2,033,089
		2,334,899	2,014,773	3,005,146	7,354,818	1,572,176	1,558,217	4,041,248	7,171,641

Liabilities
Current Liabilities
Intercompany Loans (note 14)	(6)	61,618			61,618	502,590			502,590
Trade payables		331,074	26,111	13,849	371,034	1,311,358	62,698	9,299	1,383,355
Accounts payable (note 16)		101,588			101,588	102,361		2,437	104,798
Provision for consumption (note 16)		196,490	16,182		212,672	133,215	12,317		145,532
		690,770	42,293	13,849	746,912	2,049,524	75,015	11,736	2,136,275
Noncurrent Liabilities
Intercompany Loans (note 14)	(6)	9,530,250			9,530,250	14,567,024			14,567,024
Accounts payable (note 16)		128,849			128,849	222,834			222,834
Actuarial liability (note 16)								79,546	79,546
		9,659,099			9,659,099	14,789,858		79,546	14,869,404
		10,349,869	42,293	13,849	10,406,011	16,839,382	75,015	91,282	17,005,679

	Parent Company
	12/31/2021				12/31/2020
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales	3,248,875		3,235,338	6,484,213	2,144,814		1,569,013	3,713,827
Cost and expenses	(4,377,768)	(434,316)	(89,842)	(4,901,926)	(2,326,640)	(359,195)	(95,749)	(2,781,584)
Financial income (expenses)
Interest (note 29)	(206,186)	56,978	30,057	(119,151)	(417,366)	29,780	18,066	(369,520)
Exclusive funds (note 29)			43,831	43,831			217	217
Short-term investments			83,443	83,443			1,190,489	1,190,489
Exchange rate variations and monetary, net	(578,588)			(578,588)	(3,425,602)			(3,425,602)
	(1,913,667)	(377,338)	3,302,827	1,011,822	(4,024,794)	(329,415)	2,682,036	(1,672,173)

Consolidated and Parent Company Information:

1.	Financial investments

In the consolidated financial statements refers to Investments in Usiminas shares of R$2,383,059 (R$3,305,109 in December 2020) and cash and cash equivalents with Banco Fibra totaling R$196,931 in December 2021 (R$458,494 in December 2020) and no current amount R$132,523 (R$123,409 in December 2020) from Bonds with an average rate of 98% to 115% of the CDI. In the parent company through exclusive funds’ investments in government bonds and CDBs in the amount of R$132,090 on December 31, 2021 (R$38,517 on December 31, 2020).

2.	Trade receivable mainly refers to operations of sales of steel products of the Parent Company to other unconsolidated related parties.

3.	Dividend’s receivable:

Consolidated: dividends from Usiminas R$14,980 (nil on December 31, 2020) and from MRS Logística in the amount of R$61,898 (R$38,088 on December 31, 2020)

Parent company: dividends from CSN Mineração S.A R$320,945 (R$301,256 on December 31, 2020); MRS Logística in the amount of R$30,957 (R$38,088 on December 31, 2020) and Usiminas in the amount of R$14,980; R$56,344 Mineração Nacional S/A (R$4,993 on December 31, 2020); R$40,992 CSN Cimentos S/A and R$13,966 CSN Energia S/A and of the companies Itá Energética S/A R$5,065 (R$2,355 on December 31, 2020), Companhia Brasileira de Serviços de Infraestrutura R$2,194 and Estanho de Rondônia S/A R$1,063 (R$1,063 on December 31, 2020).

4.	Loans (Assets):

Consolidated: Short-term: refers mainly to loan agreements with Equimac S.A. at a fixed rate of 4.0% p.a. + 100.00% of CDI of R$4,511.

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Long-term: refers mainly to loan agreements with Transnordestina Logística R$1,123,375 (R$962,675 as of December 31, 2020) at an average rate of 125% to 130% p.a. of the CDI, loans at a fixed rate of 130% of the CDI with Arvedi Metalfer S.A. of R$3,626 and loans at a fixed rate of 4.0% p.a.+ 100% of the CDI with Equimac S.A. of R$16,227.

In the Parent Company: Long-term: refers mainly to loan agreements with Transnordestina Logística S.A. of R$1,030,937 and with Ferrovia Transnordestina S.A of R$143,845 as of December 31, 2021, and (R$872,785 and R$112,420 on December 31, 2020, respectively), loan agreements with Estanho Rondônia S/A amounting to R$79,721 and loan agreements with CBSI - Companhia Brasileira de Infraestrutura S.A. at a fixed rate of 4.0% + 100.00% of CDI amounting to R$15,939.

5.	Others (Assets): Advance for future capital increase with subsidiaries Transnordestina Logística S.A in the amount of R$927,076 (R$664,020 on December 31,2020).

6.	Loans (Liabilities):

Foreign currency: Intercompany contracts in the amount of R$9,591.868 on December 31,2021 (R$15,069,614 on December 31, 2020).

23.c)	Other unconsolidated related parties

•	CBS Social Security

The Company is its main sponsor, being a non-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of the official social security for the participants. As a sponsor, it maintains transactions for payment of contributions and recognition of actuarial liabilities determined in defined benefit plans.

•	Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., the major shareholder of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•	CSN Foundation

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Related Parties under the control of a member of the Company’s Management

The following companies are under the control of a member of the Management, which maintain some minor transactions with the Company:

•	Partifib Projetos Imobiliários Ltda
•	Vicunha Imóveis Ltda.
•	Vicunha Serviços Ltda.
•	Ibis Participações e Serviços Ltda
•	Party Negócios e Participações Ltda;
•	Jockey Club de São Paulo;
•	Fibra Sequoia Guarulhos Empreendimentos.

23.d)	Key management personal

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2021 and 2020.

	12/31/2021	12/31/2020
	P&L
Short-term benefits for employees and officers	46,747	40,522
Post-employment benefits	192	111
	46,939	40,633

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23.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,486,926	2,478,105	12,627	35,496	3,384	3,298	2,502,937	2,516,899

CSN Cimentos	R$	Up to 11/26/2023 and indefinite					33		33

Cia Siderurgica Nacional	R$	05/31/2025					536		536

Cia Metalurgica Prada	R$	Indefinite			197	196	244	244	441	440

CSN Energia	R$	Up to 11/26/2023 and indefinite					1,920	1,920	1,920	1,920

CSN Mineração	R$	Up to 12/21/2024	846,284	846,749					846,284	846,749

CBS	R$	06/30/2024					21		21

Estanho de Rondônia	R$	7/15/2022	771	1,154					771	1,154

Minérios Nacional S.A.	R$	Up to 09/10/2021		1,946						1,946

Total in R$			3,333,981	3,327,954	12,824	35,692	6,138	5,462	3,352,943	3,369,108

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Islands XII	US$	Perpetual		1,000,000						1,000,000

CSN Resources	US$	Up to 04/17/2026	1,450,000	1,525,000					1,450,000	1,525,000

CSN Cimentos	US$	Indefinite					1,025		1,025

Total in US$			2,750,000	3,825,000			1,025		2,751,025	3,825,000

Lusosider Aços Planos	EUR	Indefinite					75,000		75,000
Total in EUR							75,000		75,000
Total in R$			15,346,375	19,877,378			479,795		15,826,170	19,877,378
			18,680,356	23,205,332	12,824	35,692	485,933	5,462	19,179,113	23,246,486

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third-parties.

Transactions between the Parent and its subsidiaries are eliminated and adjusted to ensure consistency with the practices adopted by the Parent.

The Company’s related parties are subsidiaries, joint ventures, affiliates, shareholders and their related companies and the key personnel of the Company’s management.

24.	SHAREHOLDERS´ EQUITY

24.a)	Paid-in capital

The fully subscribed and paid-in capital on December 31, 2021 was R$10,240 million (on December 31, 2020 - R$6,040 million) is divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

The Board of Directors, at a meeting held on March 9, 2022, approved the capitalization of part of the income reserve, in the amount of R$4,200 million, without changing the number of shares, increasing the Company’s capital to R$10,240 million.

24.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2021, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors.

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24.c)	Legal Reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year pursuant to art. 193 of Law 6.404/76, up to a limit of 20% of the capital stock.

24.d)	Ownership structure

As of December 31, 2021 and 2020, the Company’s ownership structure was as follows:

			12/31/2021			12/31/2020
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	50.65%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	45,706,242	3.29%	3.41%	58,193,503	4.19%	4.22%
NYSE (ADRs)	250,564,538	18.06%	18.67%	248,763,533	18.90%	19.00%
Other shareholders	365,941,013	26.38%	27.27%	393,635,257	27.41%	27.55%
Outstanding shares	1,341,734,047	96.70%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	45,790,000	3.30%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

24.e)	Treasury shares

As of December 31, 2021, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	-	22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20.06 and R$23.22	24,082,000		31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 24.70	R$23.94 and R$25.45	14,298,500		45,790,000

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of 12/31/2021 (*)

		Minimum	Maximum	Average
45,790,000	R$ 936,930	R$ 4.48	R$ 25.45	R$ 18.13	R$ 1,144,292

(*) The average share price on December 31, 2021, was used in the amount of R$24.99 per share.

24.f)	Earnings per share

The earnings per share are shown below:

	12/31/2021	12/31/2020
	Common Shares
Profit for the year	12,258,628	3,794,295
Weighted average number of shares	1,376,362,149	1,380,114,547
Basic and diluted earnings per share	8.90654	2.74926

Accounting Policy

Share Capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

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Earnings/(loss) per share

Basic earnings per share is calculated using the net income for the year attributable to the Company’s controlling shareholders and the weighted average number of outstanding common shares in the respective period. Diluted earnings per share is calculated using the aforementioned average of outstanding shares, adjusted by instruments potentially convertible into shares, with a dilutive effect, in the periods presented. The Company does not have potential instruments convertible into shares and, consequently, the diluted and basic earnings per share are the same.

Treasury shares

When the Company purchases shares of the capital stock of the Company itself (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the shareholders’ equity attributable to the shareholders of the Company until the shares are canceled or reissued. When such shares are subsequently reissued, any amounts received, net of any directly attributable additional transaction costs and the respective income tax and social contribution effects, are included in the shareholders’ equity attributable to the Company’s shareholders.

Result per share

Basic and diluted earnings / loss per share was calculated based on the profit attributable to CSN’s controlling shareholders divided by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares. The Company does not hold potentially dilutable common shares in circulation that could result in the dilution of earnings per share.

Non-controlling interest and transactions

The Company considers transactions with non-controlling interests as transactions with owners of the Company’s assets. For non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary's net assets is recorded in the shareholders' equity. Gains or losses on disposals for non-controlling interests are also recorded directly in shareholders' equity.

When the Company ceases to have control, any interest held in the entity is remeasured at fair value, with the change in book value recognized in the income statement. The fair value is the initial carrying amount for the subsequent accounting of the retained interest in an associate, a joint venture, or a financial asset. In addition, any amounts previously recognized in other comprehensive income related to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to income.

25.	Shareholders' Compensation

The Company’s Bylaws provide for the distribution of minimum dividends of 25% of the adjusted net income in accordance with the law, to the holders of their shares. Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

The profit destination for 2021 is shown below:

		12/31/2021
Profit for the year		12,258,628
Capital reserve	5%	(612,931)
Profit for allocation		11,645,697
Mandatory minimum dividends (i)	25%	(2,911,424)
Statutory reserve		(8,734,273)

(i) Of the total mandatory minimum dividend, in the amount of R$2,911,424, the Company's Board of Directors, in a meeting held on July 27, 2021, approved the distribution of dividends to shareholders, as an anticipation of the mandatory minimum dividend based on the net income generated until June 30, 2021, in the amount of R$1,750,000, corresponding to R$1.26801069070972 per share, which had already been paid by year-end. Additionally, on December 29, 2021, the Board of Directors approved the payment to shareholders, also as an anticipation of the minimum mandatory dividend, of interest on equity in the amount of R$256,953, based on net income generated until November 30, 2021, corresponding to the amount of

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R$ 0.19150790423 per share, before taxes, which will be paid to shareholders until May 30, 2022. Thus, the remaining balance of the minimum mandatory dividend, in the amount of R$904,471, as shown in the table below, will be deliberated at the Company's Annual General Meeting.

Nature	Approval	Amount	R$/per share
Anticipated Dividends	BoD 07/27/2021	1,750,000	1.268010690709720
Interest on equity	BoD 07/29/2021	256,953	0.191507904230000
Mandatory minimum dividends		904,471	0.674106406900000
		2,911,424

At the Annual General Meeting, will be realized on April 29, 2022, the proposal for allocation of profits presented in the financial statements will be deliberated.

Accounting Policy

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404 / 76 as amended by Law No. 9,457 / 97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

In accordance with article 33 of the Company’s Bylaws, at least 25% of the net income for the year, adjusted under the terms of article 202 of Law No. 6,404 / 76, will be distributed as dividends in each fiscal year, which will be reflected in current liabilities. In addition, the Board of Directors may pay interest on net equity by allocating the amount of interest paid or credited to the minimum mandatory dividend mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in shareholders’ equity under “Proposed Additional Dividend”.

26.	NET REVENUE FROM SALES

Net sales revenue is as follows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Gross revenue
Domestic market	29,724,648	16,652,801	27,151,596	16,078,411
Foreign market	25,090,313	17,396,259	3,700,581	1,790,735
	54,814,961	34,049,060	30,852,177	17,869,146
Deductions
Sales returns, discounts and rebates	(272,842)	(248,821)	(320,218)	(232,953)
Taxes on sales	(6,630,080)	(3,736,219)	(5,688,879)	(3,451,784)
	(6,902,922)	(3,985,040)	(6,009,097)	(3,684,737)
Net revenue	47,912,039	30,064,020	24,843,080	14,184,409

Accounting Policy

As of January 1, 2018, IFRS15 / CPC 47 was adopted by the Company and recognizes its revenues as soon as all of the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services;
•	Identification of performance obligations;
•	Determination of the contract value;
•	Determinations of the amount allocated to each of the performance obligations included in the contract; and
•	Revenue recognition over time or when performance obligations are completed.

The Company’s operating revenues are generated through the production and sale of steel, ore and cement products, freight services in the case of product exports, railway and port logistics services and the sale of energy, in the normal course of activities it is measured by fair value of the consideration that the entity expects to receive in return for delivering the promised good or service to the customer.

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Recognition of revenue occurs when or as the entity satisfies a performance obligation when transferring the good or service to the customer, and the performance obligation is understood as an enforceable promise in a contract with a customer for the transfer a good / service or a series of goods or services.

If it is probably that discounts will be granted and the value can be measured reliably, then the discount is recognized as a reduction in operating revenue as the sales are recognized.

Export freight services in CFR modalities (Cost and Freight) and CIF (Cost, Insurance and Freight), where the Company is responsible for the freight service, are considered separate services and, therefore, a separate obligation, having their allocation apart from the transaction price and with recognition in the result according to the effective provision of the service over time. Such revenue allocated to freight does not significantly affect the Company’s results for the year and, therefore, it is not presented separately in the financial statements. For other services provided, revenue is recognized based on its realization.

27.	EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Raw materials and inputs	(10,405,028)	(6,928,517)	(11,349,865)	(6,912,695)
Outsourcing material	(4,476,702)	(2,281,619)
Labor cost	(2,746,454)	(2,716,104)	(1,158,572)	(1,356,492)
Supplies	(2,297,069)	(2,003,761)	(1,570,018)	(1,524,099)
Maintenance cost (services and materials)	(1,268,752)	(1,096,358)	(628,929)	(491,487)
Outsourcing services	(2,119,515)	(1,832,081)	(852,766)	(889,201)
Freight	(52,967)	(204,932)	(27,081)	(32,655)
Distribution freight	(1,782,634)	(1,421,079)	(457,172)	(363,138)
Depreciation, amortization and depletion	(2,114,681)	(2,421,458)	(870,501)	(876,064)
Others	(1,533,119)	(727,867)	(217,087)	(211,062)
	(28,796,921)	(21,633,776)	(17,131,991)	(12,656,893)
Classified as:
Cost of sales	(25,837,475)	(19,124,901)	(16,167,092)	(11,755,186)
Selling expenses	(2,372,298)	(2,004,417)	(746,577)	(676,518)
General and administrative expenses	(587,148)	(504,458)	(218,322)	(225,189)
	(28,796,921)	(21,633,776)	(17,131,991)	(12,656,893)

The depreciation, amortization and depletion additions for the year were distributed as follows.

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Production costs (1)	(2,075,488)	(2,374,046)	(850,544)	(851,363)
Selling expenses	(11,227)	(13,978)	(6,798)	(11,772)
General and administrative expenses	(27,966)	(33,434)	(13,159)	(12,929)
	(2,114,681)	(2,421,458)	(870,501)	(876,064)
Other operational (2)	(97,725)	(95,270)	(6,800)	(10,455)
	(2,212,406)	(2,516,728)	(877,301)	(886,519)

(1) The cost of production includes PIS and COFINS credits on lease agreements on December 31, 2021, in the amount of R$5,786 (R$5,335 on December 31, 2020) in the consolidated and R$674 (R$2,036 on December 31, 2020) in the parent company.

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 28.

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28.	OTHER OPERATING INCOME AND EXPENSES

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Other operating income
Receivables by indemnity (1)	13,646	245,945	6,660	244,437
Rentals and leases	11,688	9,096	11,217	8,703
Dividends received	26,600	1,197	26,333	575
PIS, COFINS and INSS to compensate (2)	236,000	120,452	177,290	97,154
Contractual fines	1,468	4,783	549	2,821
Actuarial pension plan		55,695		47,368
Updated shares – Fair value through profit or loss (Note 15)	109,254	12,579	109,254	12,579
Net gain in shares sale (note 11 c) (3)	2,472,497		2,472,497
Other revenues	87,219	32,747	18,759	10,166
	2,958,372	482,494	2,822,559	423,803
	-	-	-	-
Other operating expenses
Taxes and fees	(109,693)	(46,338)	(88,519)	(33,337)
Expenses with environmental liabilities, net	(8,789)	16,151	(7,999)	(1,162)
Write-off/(Provision) of judicial lawsuits	(25,063)	(130,869)	(2,464)	(108,539)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 27)	(97,725)	(95,270)	(6,800)	(10,455)
Write- off of PPE, intagible assests and investment property (notes 12 and 13)	(112,886)	(13,130)	(37,870)	(4,560)
Estimated (Loss)/reversal in inventories	(138,779)	(179,012)	(74,231)	(84,208)
Idleness in stocks and paralyzed equipment (4)	(37,609)	(303,975)	(13,398)	(85,508)
Studies and project engineering expenses	(77,059)	(27,137)	(19,140)	(15,503)
Research and development expenses	(355)	(620)	(355)	(620)
Healthcare plan expenses	(31,989)	(117,193)	(31,107)	(116,529)
Cash flow hedge accounting realized (note 15) (5)	(553,018)	(1,951,035)	(525,290)	(1,667,886)
Actuarial pension plan	(48,068)		(48,399)
Other expenses	(474,999)	(421,628)	(304,758)	(285,729)
	(1,716,032)	(3,270,056)	(1,160,330)	(2,414,036)
Other operating income (expenses), net	1,242,340	(2,787,562)	1,662,229	(1,990,233)

1.	In 2020, the Company received R$84,435 of indemnity after a court decision, of which R$58,785 for rent arrears arising from one of its investment properties and R$25,650 relating to an action for the collection of insurance for material damage caused by contractor in the construction of the long steel plant.

2.	In 2021, it is the exclusion of ICMS from the PIS and COFINS tax base and 2020, consist of the recovery of INSS credit on benefits granted to employees that should not be considered in the contribution calculation basis.

3.	Refers to the initial public offering of shares of CSN Mineração S.A. (see note 11.c).

4.	In 2020 refers to the idle capacity arisen from production volumes lower than normal it was generated from the refurbishment of the blast furnace No.3 and in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

5.	Refers to the effects of the Foreign Exchange Cash Flow Hedge (R$525,290) and Cash Flow Hedge of the Platts index (R$27,728), totaling R$553,018 in the Consolidated and (R$525,290) in the Parent Company. On December 31, 2020 (R$1,951,035) in the Consolidated and (R$1,667,886) in the Parent Company, the effects are from the Exchange cash flow hedge (R$1,667,886) and the Cash flow hedge of the "Platts" index (R$283,149).

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29.	FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Financial income
Related parties (note 23 b)	93,862	51,124	144,409	55,118
Income from financial investments	279,467	58,061	119,717	40,865
Updated shares – Fair value through profit or loss (Note 15 II)	385,297	1,190,489	385,297	1,190,489
Other income	408,558	503,054	354,589	490,349
	1,167,184	1,802,728	1,004,012	1,776,821
Financial expenses
Borrowings and financing - foreign currency (note 14)	(1,590,120)	(1,600,973)	(110,286)	(234,821)
Borrowings and financing - local currency (note 14)	(503,849)	(401,079)	(430,171)	(353,508)
Related parties (note 14)	(12,072)	(13,608)	(219,729)	(424,421)
Lease liabilities	(59,260)	(50,804)	(1,905)	(3,688)
Capitalised interest (notes 12 and 34)	87,414	92,506	23,142	29,612
Interest and fines	(199,566)	(290,673)	(129,739)	(147,489)
(-) Adjustment present value of trade payables	(265,495)	(139,566)	(199,960)	(95,280)
Commission, bank fees, Guarantee and bank fees	(145,129)	(162,085)	(118,358)	(140,917)
PIS/COFINS over financial income	(88,897)	(39,149)	(32,816)	(28,125)
Other financial expenses	(380,154)	(270,764)	(108,129)	(54,026)
	(3,157,128)	(2,876,195)	(1,327,951)	(1,452,663)
Others financial items, net
Foreign exchange and monetary variation, net	46,199	392,971	393,879	1,021,970
Gains and (losses) on exchange derivatives (*)	(439)	(115,815)	(9,960)	(106,143)
	45,760	277,156	383,919	915,827
	(3,111,368)	(2,599,039)	(944,032)	(536,836)

Financial income (expenses), net	(1,944,184)	(796,311)	59,980	1,239,985

(*) Statement of gains and (losses) on derivative transactions (note 15)
Dollar - to - real NDF	37,322	-	-	-
Exchange rate swap Dollar x Euro	7,119	(9,070)	-	-
Exchange rate swap GBP x Euro	-	(602)	-	-
Interest rate swap CDI x IPCA	(34,920)		-
Exchange rate swap CDI x Dollar	(9,960)	(106,143)	(9,960)	(106,143)
	(439)	(115,815)	(9,960)	(106,143)

30.	SEGMENT INFORMATION

According to the Company’s structure, the businesses are distributed and managed in five operating segments as follows:

•Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers, and galvanized steel, with operations in Brazil, United States, Portugal, and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile, and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs, import and export of steel products. In January 2012, Stahlwerk Thüringen (SWT), which is based in Germany, produces long steels and is specialized in the production of shapes used for construction.

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In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•Mining

This segment encompasses the activities of iron ore and tin mining.

The high-quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused on mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., a company with mining units and tin casting, in the state of Rondônia.

•Logistics

i. Railway

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession for the former Malha Nordeste by RFFSA. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Mesh I, which integrates the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins (Mesh I); and ii) Malha II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém.

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

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The port logistics segment consolidates the terminal’s operation from Sepetiba built after the port modernization law (Law 8.630/1993) that allowed the transfer of port activities to the private sector. The Sepetiba terminal has a complete infrastructure to meet all the needs of exporters, importers, and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has cribs and a large storage area, as well as the most modern and adequate equipment, systems, and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Itaguaí Port Complex as one of the most modern in the country.

•	Energy

CSN is one of the largest industrial consumers of electric energy in Brazil. As energy is fundamental in its production process, the Company invests in electricity generation assets to guarantee its self-sufficiency. These assets are: Itá Hydroelectric Plant, located in the State of Santa Catarina, with a capacity of 1,450 MW, in which CSN participates with 29.5%; Igarapava Hydroelectric Plant, located in Minas Gerais, with a capacity of 210 MW, in which CSN holds 17.92% of the capital; and the Thermoelectric Cogeneration Plant CTE#1, CTE#2 and the TRT - Top Recovery Turbine, with installed capacity of 10 MW, 235 MW and 22 MW respectively , in operation at the Presidente Vargas Steelworks, which uses waste gas from the steel production itself as fuel.

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, marketing and distribution of cement, using in the Southeast operations the slag that is produced by the blast furnaces of the Presidente Vargas plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding its business to new regions, and the first step was taken with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. which, with operations in the Northeast region, adds 1.3 Mtpa of cement production capacity, totaling 6.0 Mtpa.

The cement production occurs in Arcos/MG, in Volta Redonda/RJ and in Alhandra/PB ("Elizabeth"). The process is done by grinding the main raw materials which include clinker, limestone, gypsum, and slag. The total installed capacity for cement production is 6.0 million tons per year, of which 2.4 million tons in Arcos, 2.3 million tons in Volta Redonda and 1.3 million tons in Alhandra.

The clinker used in the process in the Southeast plants is produced at the Arcos plant, which has an installed capacity of 2.8 million tons per year. The clinker is transported from Arcos to Volta Redonda preferably by rail. The Alhandra operation in the Northeast is also 100% integrated: the plant has a limestone mine and a clinker kiln with an installed capacity of 1 million tons, which supply the entire need for these inputs for cement production.

The types of Portland cement produced are CP III (blast furnace Portland cement) and CP II, (compound Portland cement) according to ABNT NBR 16697 standard, which can be sold in bagged and bulk form.

•	Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•	Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

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								12/31/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Cost of sales and services (note 27)	(20,081,043)	(7,705,835)	(220,494)	(1,266,112)	(146,349)	(892,900)	4,475,259	(25,837,475)
Gross profit	10,010,405	10,337,551	90,546	573,195	76,436	537,250	449,182	22,074,564
General and administrative expenses (note 27)	(1,158,748)	(351,371)	(33,853)	(135,091)	(32,083)	(190,986)	(1,057,314)	(2,959,446)
Other operating (income) expenses, net (note 28)	(405,018)	(287,744)	(8,290)	58,253	41,337	(63,631)	1,907,433	1,242,340
Equity in results of affiliated companies (note 11)							182,504	182,504
Operating result before Financial Income and Taxes	8,446,639	9,698,436	48,403	496,357	85,690	282,633	1,481,805	20,539,962

Sales by geographic area
Asia		12,627,913					1,058,078	13,685,991
North America	2,275,612							2,275,612
Latin America	355,912							355,912
Europe	6,059,606	2,301,088						8,360,694
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Total	30,091,448	18,043,386	311,040	1,839,307	222,785	1,430,150	(4,026,077)	47,912,039

								12/31/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	11,721,339	1,532,589	256,371	1,489,647	172,859	857,197	(3,143,789)	12,886,213
Foreign market	4,881,556	11,150,642				995	1,144,614	17,177,807
Cost of sales and services (note 27)	(14,170,692)	(5,531,763)	(187,860)	(1,094,130)	(128,227)	(647,132)	2,634,903	(19,124,901)
Gross profit	2,432,203	7,151,468	68,511	395,517	44,632	211,060	635,728	10,939,119
General and administrative expenses (note 27)	(922,862)	(179,806)	(21,949)	(114,970)	(30,243)	(88,232)	(1,150,813)	(2,508,875)
Other operating (income) expenses, net (note 28)	(392,061)	(665,881)	(5,420)	52,569	(2,967)	(44,893)	(1,728,909)	(2,787,562)
Equity in results of affiliated companies (note 11)							71,755	71,755
Operating result before Financial Income and Taxes	1,117,280	6,305,781	41,142	333,116	11,422	77,935	(2,172,239)	5,714,437

Sales by geographic area
Asia		7,461,791					1,144,614	8,606,405
North America	922,299							922,299
Latin America	327,900					995		328,895
Europe	3,627,011	3,688,851						7,315,862
Others	4,346							4,346
Foreign market	4,881,556	11,150,642				995	1,144,614	17,177,807
Domestic market	11,721,339	1,532,589	256,371	1,489,647	172,859	857,197	(3,143,789)	12,886,213
Total	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020

Accounting Policy

An operating segment is a component of the Company committed to business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Company. All operating results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

31.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are managed by Caixa Beneficente dos Empregados de CSN (“CBS”), a private, non-profit pension fund established in July 1960, which has as members (and former employees) who have joined the fund. through a membership agreement, in addition to CBS employees themselves. The CBS Executive Board is made up of a president and two directors, all appointed by CSN, the main sponsor of CBS. The Deliberative Council is the decision-making and superior guidance body of CBS, composed of the president and ten members, six of them chosen by CSN and four of them elected by the participants.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary, and social security benefits. On December 27, 1995, the then Supplementary Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective as of that date, called the Supplementary Benefit Mixed Plan (“Mixed Plan”), structured under the form of

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a variable contribution plan, which has been closed to new members since September 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the form of defined contribution, also created in September 2013.

The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2021, CBS held 3,486,252 CSN common shares (4,450,652 as of December 31, 2020). The entity’s total guarantee resources totaled R $ 5.8 billion on December 31, 2021 (R$5.7 billion on December 31, 2020). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds invest primarily in securities in Brazil.

Guarantee Funds are considered to be the available and investment assets of the Benefit Plans, not including the amounts of debts contracted with sponsors.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial balance and actuarial, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2018, 2019,2020 and 2021), there was no need to pay installments by CSN, since the benefit plans defined actuarial gains in the year.

31.a)Description	of pension plans

Plan of 35% of the average salary

This plan started on February 1, 1966, and is a defined benefit plan, the purpose of which is to pay retirement benefits (length of service, special, disability or old age) for life, equivalent to 35% of the adjusted average of the last 12 salaries of the participant. The plan also guarantees the payment of sickness benefit to the participant licensed by the Official Social Security and also guarantees the payment of savings, death, and monetary assistance. This plan was deactivated on October 31, 1977, when the plan to supplement the average salary came into effect.

Average salary supplementation plan

This plan started on November 1, 1977, and is a defined benefit plan. Its objective is to complement the difference between the corrected average of the last 12 wages of the participant and the benefit of the Official Social Security for retirements, also for life. As with the 35% plan, there is coverage for sickness benefit, death benefit and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the programmed retirement benefit, payment of risk benefits (active pension, disability and sickness / accident benefits) is also provided. In this plan, the retirement benefit is calculated based on what was accumulated by the monthly contributions of the participants and the sponsors, as well as the option of each participant in the form of receiving the same, which can be for life (with or without continuity of pension for death) or by a percentage applied to the balance of the benefit-generating fund (loss for an indefinite period). After retirement, the plan will have the characteristic of a defined benefit plan, if the participant has opted to receive his benefit in the form of lifetime monthly income. This plan was deactivated on September 16, 2013, when the CBSPrev plan came into effect.

CBS Prev Plan

On September 16, 2013, the new CBSPrev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated by the monthly contributions of participants and sponsors. The option of each participant to receive it can be: (a) receive a part in cash (up to 25%) and the remaining balance, through monthly income for a percentage applied to the benefit generating fund, not being applicable to death pension benefits, (b) receive only monthly income for a percentage applied to the benefit generating fund.

With the creation of the CBSPrev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants as of September 16, 2013.

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CBSPREV Namisa Plan

It is a Defined Contribution plan with risk benefits during the activity (projection of the balances in case of disability or death and sickness / accident benefits). It has been in operation since January 6, 2012, when it was created to serve exclusively the employees of Nacional Minérios S / A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them, CSN Mineração SA

In this plan, all benefits offered are calculated based on what has been accumulated by the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan has been closed to the entry of new participants since July 2017 and in 2020 the plan’s extinction process was finalized due to the total withdrawal of sponsorship.

31.b)	Investment policy

The investment policy establishes the principles and guidelines that should govern the investment of resources entrusted to the entity, with the objective of promoting the security, liquidity and profitability necessary to ensure the balance between the plan’s assets and liabilities, based on the ALM study (Asset Liability Management), which considers the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Deliberative Council, considering a 5-year horizon, as established by CGPC resolution no. 7, of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4,661 / 18, published by the National Monetary Council (“CMN”).

31.c)	Employee benefits

The actuarial calculations are updated, at the end of each year, by external actuaries and presented in the financial statements in accordance with CPC 33 (R1) - Employee benefits and IAS 19 - Employee Benefits.

				Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(59,111)	(13,819)	-	79,546
Post-employment healthcare benefits			584,288	678,880
	(59,111)	(13,819)	584,288	758,426

				Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(47,350)	(1,803)	-	7,743
Post-employment healthcare benefits		-	584,288	750,683
	(47,350)	(1,803)	584,288	758,426

The reconciliation of assets and liabilities of employee benefits is presented below:

		Consolidated
	12/31/2021	12/31/2020
Present value of defined benefit obligation	3,151,609	3,645,822
Fair value of plan assets	(3,584,244)	(3,766,194)
Deficit(Surplus)	(432,635)	(120,372)
Restriction to actuarial assets due to recovery limitation	373,524	186,099
Liabilities (Assets), net	(59,111)	65,727
Liabilities	-	79,546
Assets	(59,111)	(13,819)
Net (assets) recognized in the balance sheet	(59,111)	65,727

The change in the present value of the defined benefit obligation is shown below:

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		Consolidated
	12/31/2021	12/31/2020
Present value of obligations at the beginning of the year	3,645,822	3,581,460
Cost of service	1,253	968
Interest cost	231,009	236,551
Participant contributions made in the period	1,398	1,998
Benefits paid	(283,393)	(278,960)
Actuarial loss/(gain)	(444,480)	103,805
Present value of obligations at the end of the year	3,151,609	3,645,822

The change in the fair value of the plan’s assets is shown below:

		Consolidated
	12/31/2021	12/31/2020
Fair value of plan assets at the beginning of the year	(3,766,193)	(3,894,488)
Interest income	(238,534)	(257,946)
Benefits Paid	283,393	278,960
Participant contributions made in the period	(1,398)	(1,998)
Return on plan assets (less interest income)	138,488	109,279
Fair value of plan assets at the end of the year	(3,584,244)	(3,766,193)

The composition of the amounts recognized in the income statement is shown below:

		Consolidated
	12/31/2021	12/31/2020
Cost of current service	1,253	968
Interest cost	231,009	236,551
Expected return on plan assets	(238,534)	(257,946)
Interest on the asset ceiling effect	11,985	21,737
Total costs / (income), net	5,713	1,310

The (cost) / revenue is recognized in the income statement under other operating expenses.

The movement of actuarial gains and losses is shown below:

		Consolidated
	12/31/2021	12/31/2020
Actuarial losses and (gains)	(444,480)	103,805
Return on plan assets (less interest income)	138,488	109,279
Change in the asset’s limit (excluding interest income)	175,440	(154,741)
Total cost of actuarial losses and (gains)	(130,552)	58,343

The breakdown of actuarial gains and losses is shown below:

		Consolidated
	12/31/2021	12/31/2020
Loss due to change in demographic assumptions	-	67,930
Loss due to change in financial assumptions	(647,564)	(30,454)
Loss due to experience adjustments	203,084	66,329
Return on plan assets (less interest income)	138,488	109,279
Change in the asset’s limit (excluding interest income)	175,440	(154,741)
Actuarial losses and (gains)	(130,552)	58,343

The main actuarial assumptions used were as follows:

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	12/31/2021	12/31/2020
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 10.71% Plan 35%: 10.53% Supplementation : 10.54%	Millennium Plan: 6.95% Plan 35%: 6.24% Supplementation: 6.44%

Inflation rate	5.03%	3.32%
Nominal salary increase rate	6.08%	4.35%
Nominal benefit increase rate	5.03%	3.32%
Rate of return on investments	Millennium Plan: 10.71% Plan 35%: 10.53% Supplementation : 10.54%	Millennium Plan: 6.95% Plan 35%: 6.24% Supplementation: 6.44%

General mortality table	Millennium Plan: AT-2012 segregated by gender Plan 35%: AT-2000 Male aggravated by 15% Supplementation: AT-2000 aggravated by 10% segregated by gender	Millennium Plan: AT-2012 segregated by gender Plan 35%: AT-2000 Male aggravated by 15% Supplementation: AT-2000 aggravated by 10% segregated by gender
Disability table	35% Plan Light Medium Millenium Plan: Prudential (-10%) Supplementation: not applicable	35% Plan Light Medium Millenium Plan: Prudential (-10%) Supplementation: not applicable
Disability mortality table	Millenium Plan: AT-71 35% Plan : MI-2006 -10% M&F Supplementation: Winklevoss -10%	Millenium Plan: AT-71 35% Plan : MI-2006 -10% M&F Supplementation: Winklevoss -10%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation	Millenium plan 5% per annum, zero for plans 35% and Supplementation
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Longevity at age of 65 for current participants	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Male	18.38	18.38	18.75	18.75	21.47	21.47
Female	18.38	18.38	21.41	21.41	23.34	23.34

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07
Female	40.15	40.15	44.41	44.41	46.28	46.68

Allocation of plan assets:

		12/31/2021		12/31/2020
Variable income	195,032	5.44%	54,285	1.44%
Fixed income	3,127,736	87.26%	3,438,735	91.31%
Real estate	190,474	5.31%	182,145	4.84%
Others	71,002	1.98%	91,028	2.42%
Total	3,584,244	100.00%	3,766,193	100.00%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

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For the pension plan, the expense in 2021 was R$1,616 (R$2,032 on December 31, 2020).

31.d)Expected	contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2021.

For the mixed supplementary benefit plan, the expected contributions in the amount of R$23,578 will be paid in 2021 for the defined contribution portion and R$1,377 for the defined benefit portion (risk benefits).

31.e)Sensitivity	analysis

The quantitative sensitivity analysis in relation to significant assumptions, for pension plans on December 31, 2021, is shown below:

						12/31/2021
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(1,005)	1,084	(5,507)	5,954	(4,758)	5,309
Effect on present value of obligations	(16,114)	17,381	(85,515)	92,456	(68,287)	76,188

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					191	(181)
Effect on present value of obligations					1,079	(1,030)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	120	(120)	623	(623)	430	(430)
Effect on present value of obligations	1,928	(1,928)	9,669	(9,669)	5,975	(5,975)

Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano	+1 ano	- 1 ano	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	850	(839)	4,382	(4,362)	1,562	(1,541)
Effect on present value of obligations	13,626	(13,455)	68,039	(67,726)	22,603	(22,306)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments
Year 1	303,855
Year 2	289,600
Year 3	282,546
Year 4	275,174
Year 5	267,521
Next 5 years	1,220,994
Total forecast payments	2,639,690

31.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

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	12/31/2021	12/31/2020
Present value of obligations	584,288	678,880
Liabilities	584,288	678,880

The reconciliation of health benefit liabilities is presented below:

	12/31/2021	12/31/2020
Actuarial liability at the beginning of the year	678,880	892,396
Expenses recognized in income for the year	42,355	57,731
Sponsor’s contributions transferred in prior year	(73,324)	(81,340)
Recognition of actuarial loss/(gain)	(63,623)	(189,907)
Actuarial liability at the end of the year	584,288	678,880

The actuarial gains and losses recognized in equity are shown below:

	12/31/2021	12/31/2020
Gain/(loss) recognized in shareholders' equity	(63,623)	(189,907)

Below is the weighted average life expectancy based on the mortality table used to determine the actuarial obligations:

	12/31/2021	12/31/2020	12/31/2019
Longevity at age of 65 for current participants
Male	20.24	20.24	20.24
Female	20.24	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74	42.74
Female	42.74	42.74	42.74

The actuarial assumptions used to calculate post-employment health benefits were:

	12/31/2021	12/31/2020
Biometric and Demographic
General mortality table	AT 2000 segregated by gender 20%	AT 2000 segregated by gender 20%

Financial
Actuarial nominal discount rate	10.55%	6.53%
Inflation	5.03%	3.32%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real p.a.	0.5% - 3.00% real p.a.
Nominal increase medical costs growth rate	4.10%	4.10%
Average medical cost (Claim cost)	1,011.42	913.00

31.g)Sensitivity	analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health benefit as of December 31, 2021, is shown below:

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		12/31/2021
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	559	(608)
Effect on present value of obligations	(20,842)	22,545

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	5,291	(4,599)
Effect on present value of obligations	50,127	(43,572)

	Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	3,880	(3,669)
Effect on present value of obligations	36,763	(34,763)

Following are the expected benefits for future exercises for post-employment health benefit plans:

Forecast benefit payments
Year 1	65,814
Year 2	63,130
Year 3	60,377
Year 4	57,534
Year 5	54,598
Next 5 years	227,586
Total forecast payments	529,039

Accounting Policy

Employee benefits - long term

A defined contribution plan is a post-employment benefit plan under which the Company pays contributions to CBS, obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods during which they are paid. services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on employees.

In the defined benefit plan, obligations are assessed annually by independent actuaries, the unit credit method is used in the calculation, the assumptions for the calculation include biometric, demographic, financial and economic assumptions. The discount rate is applied to define the present value of the defined benefit obligations, the fair value of the assets is also determined. The amount recognized in the Company’s balance sheet is the net of obligations after the discount rate less the fair value of the assets.

When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total of any past unrecognized service costs and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future plan contributions. Actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income. In the event of extinction of the plan, the accumulated actuarial gains and losses are recorded in income.

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges on these benefits are recognized monthly in the income statement, respecting the accrual basis.

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Employees ‘profit sharing and executives’ variable remuneration are linked to the achievement of operational and financial goals. The Company recognizes a liability and an expense substantially when these goals are achieved by allocating them to the cost of production or operating expenses.

32.	COMMITMENTS

32.a)	Take-or-pay contracts

As of December 31, 2021, and 2020, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2020	2021	2022	2023	2024	After 2024	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	946,865	1,351,564	1,483,615	1,552,730	1,605,777	2,895,525	7,537,647
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,044,380	1,546,308	1,508,336	388,863	370,132	2,039,360	4,306,691
Processing of slag generated during pig iron and steel production.	75,863	73,983	46,833	41,973	6,334	0	95,140
Manufacturing, repair, recovery and production of ingot casting machine units.	7,674	3,499	0	0	0	0	0
Oil Storage and Handling	1,900	2,489	2,666	2,666	666	0	5,998
Labor and consultancy services	32,279	33,375	35,526	35,526	35,526	167,416	273,994
	2,108,961	3,011,218	3,076,976	2,021,758	2,018,435	5,102,301	12,219,470

32.b)Projects	and other commitments

•Transnordestina project

The Transnordestina project corresponds to the rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 54% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

The Company expects that the investments will allow Transnordestina Logística SA (“TLSA”), the concessionaire that owns the Transnordestina Project, to transport various products, such as iron ore, limestone, soybeans, cotton, sugar cane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concessionaire reaches the minimum return agreed with the Government. TLSA has obtained the environmental authorizations required and implementation is advanced in certain regions.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste / FNE and BNDES, (ii) debentures issued by FDNE, (iii) Via Permanente use contracts and (iv) capital contribution by CSN and public shareholders. The approved investment for the work is R$ 7,542,000, and the balance of funds to be disbursed will be updated by the IPCA as of the April 2012 base date. If additional resources are needed, they will be made possible by CSN and / or third parties through the execution of Permanent Use of Contracts.

The approved budget amount is composed as follows: Missão Velha - Salgueiro amounting to R$ 0.4 billion, Salgueiro - Trindade amounting to R$ 0.7 billion, Trindade - Eliseu Martins amounting to R$ 2.4 billion, Missão Velha - Port of Pecém amounting to R$ 3 billion, Salgueiro - Port of Suape amounting to R$ 4.7 billion, totaling R$ 11.2 billion. The project is currently in the process of budgetary adjustment whose proposed budget is in the order of R$ 13.2 billion.

The Company guarantees 100% of the financing obtained by TLSA from Banco do Nordeste / FNE and BNDES, as well as 50.97% of the debentures issued by the FDNE (considers 48.47% of corporate guarantee, 1.25% of letter of guarantee) for BNB and 1.25% corporate guarantee for BNB). Under the terms of the FDNE regulation approved by Federal Decree No. 6,952 / 2009, as well as the Investment Agreement signed with public shareholders / financiers, up to 50% of the debentures may be converted into shares of TLSA.

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The Federal Audit Court - TCU, through a precautionary decision issued in May 2016, referring to the TC 012.179 / 2016 process, suspended new transfers of public funds to TLSA by Valec Engenharia, Construções e Ferrovias SA, Fundo de Investimento do Nordeste - FINOR, Constitutional Financing Fund for the Northeast - FNE, Development Fund for the Northeast - FDNE, National Bank for Economic and Social Development - BNDES and BNDES Participações SA - BNDESPar. After the appeal against the precautionary decision and the necessary explanations were provided, in June 2016, the preliminary decision issued by the TCU was revoked unanimously by the members of this court, and the continuity of the programmed contributions was restored.

By means of a new precautionary decision issued in January 2017, referring to case TC 012.179 / 2016, the Federal Court of Accounts - TCU suspended new transfers of public funds to TLSA by Valec Engenharia, Construções e Ferrovias SA, Fundo de Investimento do Nordeste - FINOR, Constitutional Financing Fund for the Northeast - FNE, Development Fund for the Northeast - FDNE, National Bank for Economic and Social Development - BNDES and BNDES Participações SA - BNDESPar. The Company has been providing the necessary clarifications to TCU and acting firmly so that the decision will be revoked soon, and the flow of programmed contributions will be reestablished.

The Company concluded in December 2019, according to the schedule, the engineering deliveries referring to the review of the projects of the sections to be executed, as well as the survey of the services already performed in the sections in progress and concluded (“as built”), In order to allow the validation of the regulatory budget and the preparation of a revisited schedule.

There is an administrative procedure before the National Transportation Agency (“ANTT”) that assesses the regular compliance with the Concession Agreement obligations by the Company. In this context, in 2020, ANTT proposed to the Federal Government the declaration of the expiry of the TLSA Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railway Cargo Transport Services - SUFER. ANTT’s recommendation, which was substantially contested by TLSA, does not bind the Granting Authority, nor does it end the discussion, as the evaluations of the Ministry of Infrastructure and the Presidency of the Republic are still pending. In addition, judicial review of the matter is also possible. The Company continues its activities to implement sections of the railway in the States of Piauí and Ceará and to preserve the sections already built, with a reasonable expectation that the continuity of its operations will be maintained.

On September 16, 2020, the request for reconsideration and suspension of Judgment No. 67/2017 was filed with TCU, which determined the suspension of transfers of public funds to the project until the assessment of engineering projects and the determination of the regulatory budget by National Land Transport Agency - ANTT. In this reconsideration request, management requests that, in view of the exhaustion of Transnordestina’s measures to approve the budget for the project’s works and the indispensability of the resources provided for in the agreements that structured the project for its completion, the understanding contained in Judgment 67 / 2017, with the consequent immediate release of public resources under the responsibility of public sources. In the alternative, he requested that, if the release of public contributions is not granted, we require the immediate release of FINOR funds, since, regardless of their nature, they have the character of reimbursement of the amounts evidently applied by Transnordestina in the works and cannot be subject to the suspension stipulated in Judgment No. 67/2017 - TCU.

On July 12, 2021, the Agency’s Board, through the vote numbered 44/2021, with the purpose on the Evaluation of the regulatory aspects of the budget and variants of the Transnordestina Railway implementation project, voted for the approval of the regulatory budget in the amount of R$ 8.9 billion.

The Concessionaire, considering the publication of ANTT's Deliberation No. 238, of July 13, 2021, which validated the referred Budget and, in line with the procedural means, presented a Reconsideration Request in which it detailed technical elements to validate its calculations. The request is pending analysis.

Through ANTT's Deliberation No. 447, published on December 21, 2021, the regulatory agency partially accepted the arguments brought by the concessionaire in order to update the value of the regulatory budget to the amount of R$10,774,122.

•FTL - Ferrovia Transnordestina Logística SA (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística SA (“FTL”), there is an administrative procedure before the National Transport Agency (“ANTT”) that assesses the regular compliance with the Concession Contract obligations by the FTL Concessionaire. Due to a unilateral assessment, ANTT reported that FTL would have failed to comply with the TAC signed in 2013 due to the failure to meet the 2013 production target. In this context, the agency proposed to the Union the declaration of the expiry of the FTL Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railway Cargo Transport Services - SUFER. ANTT's recommendation, which was

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justifiably contested by FTL, is not binding on the Granting Authority, nor does it put an end to the discussion, since the evaluations by the Ministry of Infrastructure and the Presidency of the Republic are still pending. Furthermore, a judicial review of the matter is also possible. The Company continues its operational activities, with the reasonable expectation that the continuity of its operations will be maintained.

33.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2021, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2021, to June 30, 2022. Under the policy, the Maximum Indemnity Limit is US$475 million for the locations with Company activities combined for Property Damage and loss of profits, and the deductible is US $ 385 million for material damages and 45 days for loss of profits. The policy's maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently, they have not been examined or reviewed by our independent auditors.

34.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Income tax and social contribution paid	3,062,047	542,877	445,136	-
Addition to PP&E with interest capitalization (notes 12 and 29)	87,414	92,506	23,142	29,612
Remeasurement and addition – Right of use (note 12 i)	171,215	109,993	(219)	47,098
Addition to PP&E without adding cash	69,788	30,345	-	-
Capitalization in subsidiaries without cash	-	104,809	-	161,770
Addition to investment property without cash effect	-	61,597	-	61,597
	3,390,464	942,127	468,059	300,077

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35.	COMPREHENSIVE INCOME STATEMENT

Consolidated		Parent Company	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Net income for the year	**13,595,621**	**4,292,618**	**12,258,628**	**3,794,295**
Other comprehensive income				
Items that will not be subsequently reclassified to the statement of income				
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	698	879	(872)	(604)
Gain on pension plan, net of taxes	300,455	132,059	302,251	133,673
	301,153	**132,938**	**301,379**	**133,069**
Items that could be subsequently reclassified to the statement of income				
Cumulative translation adjustments for the year	(8,097)	581,175	(8,097)	581,175
Gain on the percentage change in investments		6,102		6,102
(Loss)/ gain in cash flow hedge from investments in subsidiaries				(4,824)
(Loss) on hedge of net investment in foreign operations.		(4,824)		
(Loss)/gain cash flow hedge, net of taxes	795,923	(5,537,174)	795,923	(5,537,174)
Cash flow hedge reclassified to income upon realization, net of taxes	525,290	1,667,886	525,290	1,667,886
(Loss)/gain cash flow hedge accounting – "Platts" in subsidiaries, net of taxes			477	(477)
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes	18,300	186,878		
(Loss) cash flow hedge accounting – "Platts"	(17,755)	(187,423)		
Treasury shares acquired by reflex subsidiary	(651,016)		(509,377)	
	662,645	**(3,287,380)**	**804,216**	**(3,287,312)**
	963,798	**(3,154,442)**	**1,105,595**	**(3,154,243)**
Comprehensive income for the year	**14,559,419**	**1,138,176**	**13,364,223**	**640,052**
Attributable to:				
Controlling shareholders	13,364,223	640,052	13,364,223	640,052
Earnings attributable to the non-controlling interests	1,195,196	498,124	-	-
	14,559,419	**1,138,176**	**13,364,223**	**640,052**

36.	SUBSEQUENT EVENTS

Parent Company

▪	Issuance and Repurchase of Bonds

In February 2022 the Company issued Bonds through its subsidiary CSN Resources S.A., in the amount of US$500 million, with a single maturity in 10 years and annual rate of 5.875%. In addition, the company also made a tender offer to repurchase its Bonds (tender Offer) with maturity in 2026 and annual rate of 7.625% in the amount of US$300 million.

▪	Increase in capital stock

The Board of Directors, in a meeting held on March 9, 2022, approved the capitalization of part of the statutory reserve in the amount of R$4,200 million, without changing the number of shares, increasing the Company's capital stock to R$10,240 million.

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Consolidated

▪	Debentures Issuance

On January 20, 2022, CSN Cimentos, a subsidiary of the Company, signed an indenture to issue 1,200,000 (one million, two hundred thousand) of unsecured non-convertible debentures. The debentures were issue on February 15, 2022, with a 10-year maturity.

These debentures were privately subscribed by Virgo Companhia de Securitização, to be used as collateral for an issue of CRI - Real Estate Receivables Certificates, with settlement amount of R$ 1.2 billion.

▪	Borrowings

On February 8, 2022, CSN Cimentos S.A. signed a financing contract with BNP Paribas to raise US$115 million to finance the Company's future obligations. This financing is scheduled to mature on June 10, 2027.

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11.1 Projections

The Company clarifies that the information disclosed in this item represents mere estimations, hypothetical data and in no way constitute a promise of performance on the part of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, thus, may change.

a)	Projection object.

The Company estimates the following variables below.

b)	Projected period and the validity of the projection.

The projected periods and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the year and duly published in the PFDs of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the assumptions of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production considers our 2022 mining plan, with increased production of the central plant, on the other hand key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

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Estimates replaced in the last 3 fiscal years:

CSN replaced in Dec/20 the projection of reaching 3.0x to 2.5x in the Net Debt/Adjusted EBITDA indicator at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching 2.5x to 2.0x in the Net Debt/Adjusted EBITDA indicator at the close of the

2021 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching Net Debt of R$23 billion to R$20 billion at the closing of the 2021 annual balance sheet.

CSN replaced in Dec/20 the projection of achieving Consolidated Adjusted EBITDA of R$9.75 billion by R$11.2 billion at the end of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection to achieve EBITDA in the Mining segment of R$7.3 billion by R$7.65 billion at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching EBITDA in the Steel segment of R$1.6 billion by R$2.3 billion at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching Consolidated CAPEX of R$1.5 billion for R$1.6 billion at the close of the 2020 annual balance sheet.

The Company replaced in dec/20 estimated volume of iron ore production in 2020 of 33Mton, against previous expectation of 33-36Mton.

The Company replaced iron ore production volume in dec/21 for 2021 to 36-37Mton, against a previous expectation of 38-40Mton.

The Company replaced in dec/21 Cash Cost Mining in 2021 for $19.00, against a previous expectation of $16.00.

The Company replaced in dec/21 CAPEX Mining Expansion in 2021 in an estimated to R$560 million, against a previous expectation of R$1,000 million.

The Company replaced in dec/21 capex mining expansion between 2022-2026 to R$12,000 million, against a previous expectation of R$14,000 million between 2021-2025.

The Company replaced CAPEX Steel in Dec/21 between 2022-2026 for R$6,300 million, against a previous expectation of R$6.100 million between 2021-2025.

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c)	regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2020

¹MINING EBITDA – the variation of R$541 million above expected was due to the higher iron ore price during 4Q20.

²Production Volume – the negative variation of 2.3Mton was due to rainfall, pandemic impacts and lower availability of iron ore compared to expected.

Below is a summary table about the evolution of projections in the course of the last exercises, in line with the clarifications provided above:

Net Revenue	2016	2017	2018	2019	2020
Estimated	n.a.	18,000	22,230	n.a.	n.a.
Hit	17,149	18,525	22,969	n.a.	n.a.
Change %	n.a.	3%	3%	-	-
Adjusted EBITDA	2016	2017	2018	2019	2020
Estimated	n.a.	5,000	5,574	7,500	R$ 11,200
Hit	4,075	4,645	5,849	7,251	R$ 11,473
Change %	n.a.	-7%	5%	-3%	R$ 273
Leverage	2016	2017	2018	2019	2020
Estimated	n.a.	5.00x	n.a.	3.00x	2.5x
Hit	6.32x	5.66x	4.55x	3.74X	2.23x
Change %	n.a.	13%	n.a.	0.74x	- 0.27 x
Iron Ore Production Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	28,500	33,000	33,000-36,000
Hit	32,174	29,921	27,875	32,090	30,666
Change %	n.a.	n.a.	-2%	-3%	-7.07%
Iron Ore Sales Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	n.a.	40,000	n.a.
Hit	n.a.	n.a.	n.a.	38,545	n.a.
Change %	n.a.	n.a.	n.a.	-4%	n.a.
*E = estimated
**n.a. = not rated

2021

Regarding the major deviations above and below the expectation, follow our evaluations.

The increase in net debt, in millions of reais, in relation to the guidance was mainly tied by the share repurchase programs,

in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the ceiling of 1x Net Debt/EBITDA.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

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The company's dollar Cash Cost averaged $2.6/t worse annually than the guidance due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the fixed cost of the mine and port. If we discount the month November from the calculation of the average of the year, the average cash cost would be $ 19.00, which is in line with what was expected by The Company.

c) for projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

Current and valid estimates:

Replaced estimates:

The Company replaced iron ore production volume in dec/21 for 2021 to 36-37Mton, against a previous expectation of 38-40Mton.

The Company replaced in dec/21 Cash Cost Mining in 2021 for $19.00, against a previous expectation of $16.00.

The Company replaced in dec/21 CAPEX Mining Expansion in 2021 in an estimated to R$560 million, against a previous expectation of R$1,000 million.

The Company replaced in dec/21 capex mining expansion between 2022-2026 to R$12,000 million, against a previous expectation of R$14,000 million between 2021-2025.

The Company replaced CAPEX Steel in Dec/21 between 2022-2026 for R$6,300 million, against a previous expectation of R$6.100 million between 2021-2025.

Estimates dropped in the last 3 exercises:

1Q20

CSN estimates production volume (old methodology adds only to own production) of iron ore at, 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The Company no longer demonstrates its own production volume in isolation, since the first quarter, own production has been consolidated with the purchase of ore from third parties.

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Independent Auditor’s Report on the Financial Information

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

To the Management, Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo - SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and consolidated, respectively, which comprise the balance sheet as of December 31, 2021, and the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2021, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Emphasis of matter

Ability of the jointly controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 11.e) to the individual and consolidated financial statements, which describes the percentage of completion of the new railway network by the jointly controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said Note indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our opinion is not qualified regarding this matter.

Key audit matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Continuity of jointly controlled subsidiary Transnordestina Logística S.A. as a going concern” section, we determined that the matters described below are the key audit matters that should be communicated in our report.

1. Recoverable value of the investment in jointly controlled subsidiary (Note 11.e)

Why the matter was determined to be a KAM

The Company has investment in jointly controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2021, including gain on loss of control, in the amount of R$1,385 million, whose recoverable value should be tested for impairment annually, as required by technical pronouncement CPC 01(R1) – Impairment of assets. As mentioned in such note, the jointly controlled subsidiary performs impairment tests, which involves a high degree of subjectivity and judgment by Management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. The Company, as an investor, also conducts its evaluation, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, in the audit of the current year, this matter was again considered an area of risk due to the uncertainty inherent in the process of determining the estimates and judgments involved in preparing future cash flows discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

How the matter was addressed in the audit of the individual and consolidated financial statements

Our audit procedures included, among others:

•	Evaluate the design of internal control framework implemented by Management related to impairment testing;
•	Examine the analysis prepared by Management, supported by our internal specialists to verify the reasonableness of the model used in Management’s assessment;
•	Ongoing challenge of the assumptions used by Management in order to corroborate if there are assumptions not consistent and/or that might be revised;
•	Check and inquire the Company’s Management and TLSA’s executives of the progress of the discussions for release of funds by controlling shareholders so that works may be resumed and release of funds by Federal Government agencies and related entities;
•	Analyze the disclosures required in the individual and consolidated financial statements;
•	Evaluate if the disclosures in notes are consistent with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those

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individual and consolidated financial statements taken as a whole.

2. Business combination (Note 4)

Reason why the matter was considered a key audit matter

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. (Grupo Elizabeth) by its subsidiary CSN Cimentos S.A. for an amount of R$599 million, with goodwill of R$83 million. The purchase price of Elizabeth Mineração Ltda. in the amount of R$118 million did not result in the determination of goodwill.

The fair value measurement and recognition of the assets acquired and liabilities assumed, as well as the determination of goodwill, involved significant judgments by management, in addition to the application of relevant estimates based mainly on subjective data and assumptions, which may have a significant impact on the valuation of the assets acquired and liabilities assumed and, consequently, on the amount of goodwill determined on acquisition. Therefore, this matter was considered to be the main subject of the audit.

How the matter was addressed in the audit of the individual and consolidated financial statements

Our audit procedures included, among others:

•	Read the main agreements and contracts related to the acquisition of Elizabeth Group;
•	Analysis of the relevant corporate file and the key events that led management to determine the effective acquisition date;
•	Understand the processes established by management, including the completeness and integrity of the database and calculation models used to determine the values and valuation of the assets acquired and liabilities assumed in accounting for the acquisition;
•	Assessment of the competence and objectivity of external experts engaged by management for the measurement of fair values in the business combination and, together with our specialists, we performed the following procedures:
•	Assessment of the consistency of the methodology used by management with the methodologies used in the market, depending on the circumstances and the purpose of the valuation;
•	Observation and challenge on the reasonableness of the key assumptions used in determining the fair value of assets acquired and liabilities assumed in the acquisition, by comparing them to available historical information or with observable market data and/or the segment in which it operates;
•	Assess whether the model prepared by management was logically coherent and computationally consistent; and review the significant accounting and tax effects of the fair value measurement of the assets acquired and liabilities assumed in the business combination and assessed the disclosures made by management in the financial statements.

Based on the procedures performed, we consider the methodology, judgments used, estimates and assumptions used in accounting for and disclosing the business combination to be appropriate in the context of the individual and consolidated financial statements as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2021, prepared under the responsibility of the Company’s management, the presentation of which is required by Brazilian Corporate Law for public companies and considered supplemental information by IFRS, have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in NBCTG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in the technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

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The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of Management and those charged with governance for the individual and consolidated financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process in preparing the individual and consolidated financial statements.

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Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition, we:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;
•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
•	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

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From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 09, 2022

Nelson Fernandes Barreto Filho

Assurance Partner

Grant Thornton Auditores Independentes

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Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The members of the Fiscal Council of Companhia Siderúrgica Nacional, in compliance with the legal provisions of art. 163 of the Law 6404/76 and in the performance of its legal and statutory duties, met and examined (i) the Management Report; (ii) the Financial Statements for the Fiscal Year ended 2021; and (iii) the Allocation of Results for 2021 and, in clarifications provided by the Company's Board of Executive Officers and the independent auditors, Grant Thornton Auditores Independentes, as well as the information and clarifications received during the financial year, unanimously, they gave their favorable opinion regarding these documents and advise their approval at the Company's Annual General Shareholders' Meeting. They also examined, in compliance with the legal provisions of art. 166, paragraph 2, of the Law 6404/76 the proposed capital increase of the Company in the total amount of R$4.200.000,00 (four billion and two hundred million reais), without the issuance of new shares, through the capitalization of part of the profit reserves, and unanimously opined that said capital increase is in condition to be resolved by the Company’s Board of Directors.

São Paulo, March 8, 2022.

Angelica Maria de Queiroz

Chairman

Valmir Pedro Rossi

Member

André Coji

Member”

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Annual Report of the Audit Committee – Fiscal Year 2021

1.Presentation and General Information

The Audit Committee ("Committee") of Companhia Siderúrgica Nacional ("Company") has been in operation since its creation in 2005 as a statutory advisory body to the Board of Directors, with operational autonomy and its own annual budget, within the best corporate governance practices.

It consists of three (3) independent members and members of the Board of Directors, with a term of two (2) years, reelection being permitted. Currently, the Committee is composed of Messrs. Yoshiaki Nakano, Antonio Bernardo Vieira Maia and Miguel Ethel Sobrinho, with Mr. Yoshiaki Nakano appointed as Committee Chairman.

The Committee has among its main attributions the monitoring and control of the quality of the financial statements, internal controls, risk management and compliance, and the follow-up of denunciations made through its reporting channels, the evaluation of the performance, independence and quality of the work and results of the independent auditing firms, as well as the work of the internal audit and investigations, besides other attributions foreseen in its own internal regulations.

To carry out its work, the Committee relies on information received from the Management, independent auditors, internal audit, risk management, internal controls and compliance areas, reporting channels and, whenever necessary, from other areas of the company, such as legal, sustainability, IT, human resources, among others.

The audit of the Company's financial statements is responsibility of Grant Thornton Auditores Independentes Brasil, in accordance with the applicable rules. The independent auditors are also responsible for the special review of the quarterly reports (ITRs) and their report reflects the result of their verifications, with the presentation of their opinion regarding the reliability of the financial statements for the year in accordance with the accounting practices adopted in Brazil, international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), CVM rules, and precepts of the Brazilian corporate law. Regarding the year ending December 31, 2021, the referred independent auditors issued a report on March 9, 2022, containing an unqualified opinion.

The Company also has an Internal Audit, Risks and Compliance Department, which is responsible for verifying compliance with the policies and procedures determined by the Company's management and the Code of Ethics, as well as assessing the main risks to which the Company is exposed and the controls used to mitigate these risks. The progress of the work is periodically monitored by the Committee.

2.       Committee’s Activities

During the year of 2021 the Committee have met nine (9) times. Among the performed activities during such period, it worth mentioning the followings:

•	Periodic monitoring of compliance with the Code of Ethics and the reporting channel, as well as the procedures adopted by the Company to deal with complaints received.

•	Approval and monitoring of the Internal Audit Annual Work Program and its execution, as well as the main audit points identified and the action plans/remedial measures adopted by the Management.

•	Follow-up of the preparation process of the Company's quarterly information and financial statements for the year ending December 31, 2021, of the Management Report and of the Earnings Releases.

•	Holding meetings with the Company's Independent Auditors, Grant Thornton Auditores Independentes, to discuss the Quarterly Information, to analyze and follow up the annual work planning of the external auditors and their independence, as well as to learn about the audit report, containing the opinion about the financial statements for the year ending December 31, 2021.

•	Monitoring the risks and effectiveness of internal controls, as well as the action plans/processes for improvement, in addition to monitoring fraud risks based on the statements and meetings with the Internal Audit, Risks and Compliance Department and with the independent auditors.

•	Follow-up of the activities carried out in relation to the certification process of internal controls (Sarbanes-Oxley Act - Section 404) and appreciation of the results of the independent tests carried out during this process, as well as the certification issued by the independent auditors.

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•	Follow-up and discussion of the General Risk Analysis and the methodology used for risk management and results obtained, presented and developed by the corporate risk management.

•	Follow-up of the Compliance Program.

•	Monitoring of covenants and special obligations and actual indebtedness.

•	Appreciation of the Reference Form before its filing with the CVM.

•	Appreciation and discussion with management and independent auditors with regard to the 20-F Form.

•	The Committee also met during the last fiscal year with several areas of the Company to discuss and follow up the main IT issues, human resources, sustainability and the main litigation processes and contingencies of the Company.

•	Processes of self-assessment to identify opportunities for improvement.

•	Prior approval of the hiring of GT Germany by its subsidiary SWT to perform services not related to the audit of the financial statements, considering that such services did not compromise the independence of the external auditors.

3.       Main Conclusions and Recomendations

The Committee considered satisfactory the information provided about the adequacy and integrity of the internal control systems, responsible for the information for the financial statements, not having been reported or identified conflict cases related to the financial statements or the application of the accounting principles generally accepted.

The Committee did not identify any event or situation that could affect the independence or objectivity of the independent auditors, considering the information provided by Grant Thornton Brasil satisfactory and sufficient.

The members of the Committee, in the exercise of its duties and legal responsibilities, as set forth in the Internal Rules, reviewed and assessed the financial statements of the Company, accompanied by the independent auditors’ report, management report and proposal for the destination of the results related to the fiscal year ended on December 31, 2021. Considering the information provided by the management of the Company and by Grant Thornton Auditores Independentes, who issued opinion on March 9, 2022 without remarks, the Committee recommends, by unanimity, the favorable manifestation of the Board of Directors of the Company with regard to such documents and its submission to the Ordinary Shareholders’ Meeting of the Company to be called.

São Paulo, March 9, 2022.

Yoshiaki Nakano

Audit Committee Chairman

Miguel Ethel Sobrinho

Effective Member

Antonio Bernardo Vieira Maia

Effective Member

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended December 31,2021.

São Paulo, March 9, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended December 31,2021.

São Paulo, March 9, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.